As filed with the Securities and Exchange Commission on June 5, 2017

Registration No. 333-218163

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ATHENE HOLDING LTD.

(Exact name of registrant as specified in its charter)

Bermuda	6311	98-0630022
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

96 Pitts Bay Road

Pembroke, HM08, Bermuda

(441) 279-8400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 894-8940

(Name, address and telephone number, including area code, of agent for service)

Copies to:

Perry J. Shwachman Samir A. Gandhi Sidley Austin LLP One South Dearborn Chicago, Illinois 60603 Telephone: (312) 853-7000 Telecopy: (312) 853-7036	Charles G.R. Collis Conyers Dill & Pearman Clarendon House, 2 Church Street, PO Box HM 666 Hamilton, HM CX Bermuda Telephone: (441) 295-1422 Telecopy: (441) 292-4720	Daniel J. Bursky Mark Hayek Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 Telephone: (212) 859-8000 Telecopy: (212) 859-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A Common Shares, $0.001 par value	$955,000,000	$110,685

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes shares that the underwriters have the option to purchase.
(3)	The registrant paid $11,590 of the registration fee in connection with the initial filing of the registration statement on May 22, 2017.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated June 5, 2017.

16,200,000 Shares

Athene Holding Ltd.

Class A Common Shares

Certain shareholders of Athene Holding Ltd. identified in this prospectus are selling 16,200,000 Class A common shares of Athene Holding Ltd. We will not receive any proceeds from the sale of the Class A common shares to be offered in this offering.

Our Class A common shares are listed on the New York Stock Exchange under the symbol “ATH.” The last reported sale price of our Class A common shares on June 2, 2017 was $49.17 per share. The public offering price for the shares being sold in this offering will be determined by negotiation between us and the underwriters.

Investing in our Class A common shares involves risks. See “Risk Factors” beginning on page 28 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to the selling shareholders	$	$

(1)	See “Underwriting” for a detailed description of compensation payable to the underwriters.

We currently have two classes of voting shares outstanding, Class A common shares and Class B common shares. Each Class A common share and Class B common share is economically equivalent to each other—the dollar value of one Class A common share is equal to the dollar value of one Class B common share. However, Class A common shares and Class B common shares differ in terms of voting power. The Class A common shares currently account for 55% of our aggregate voting power and the Class B common shares currently account for the remaining 45% of our aggregate voting power. See “Description of Share Capital—Common Shares.” Only Class A common shares are being sold in this offering.

The selling shareholders have granted the underwriters an option to purchase, within 30 days of the date of this prospectus, up to 2,430,000 additional Class A common shares from certain of the selling shareholders, at the public offering price, less the underwriting discount.

The underwriters expect to deliver the Class A common shares against payment in New York, New York on or about             , 2017.

Goldman Sachs & Co. LLC	Barclays	Citigroup	Wells Fargo Securities

BofA Merrill Lynch	BMO Capital Markets	Credit Suisse	Deutsche Bank Securities

J.P. Morgan	Morgan Stanley	RBC Capital Markets

Evercore ISI	Keefe, Bruyette & Woods A Stifel Company	Sandler O’Neill + Partners, L.P.

SunTrust Robinson Humphrey	UBS Investment Bank

The date of this prospectus is             , 2017.

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be delivered to you. Neither we, the selling shareholders nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. This prospectus is an offer to sell only the Class A common shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. You should assume the information contained in this prospectus and any free writing prospectus we authorize to be delivered to you is accurate only as of their respective dates or the date or dates specified in those documents. Our business, financial condition, results of operations or prospects may have changed since those dates.

For investors outside the United States: neither we, the selling shareholders nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class A common shares and the distribution of this prospectus outside the United States.

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INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data throughout this prospectus and the reports incorporated by reference herein from (1) our own internal estimates and research, (2) industry and general publications and research, (3) studies and surveys conducted by third parties and (4) other publicly available information. Independent research reports and industry publications generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that the information included and incorporated by reference in this prospectus from such publications, research, studies and surveys is reliable, neither we, the selling shareholders nor the underwriters have independently verified data from these third-party sources. In addition, while we believe our internal estimates and research are reliable and the definitions of our market and industry are appropriate, neither such estimates and research nor such definitions have been verified by any independent source. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties as the other forward-looking statements in this prospectus.

ENFORCEMENT OF CIVIL LIABILITIES UNDER U.S. FEDERAL SECURITIES LAWS

We are incorporated under the laws of Bermuda. In addition, some of our directors and officers may reside outside the United States, and all or a substantial portion of our assets and the assets of these persons are, or may be, located in jurisdictions outside the United States. Therefore, it may be difficult for investors to recover against us or our non-United States based directors and officers, or obtain judgments of U.S. courts, including judgments predicated upon the civil liability provisions of U.S. federal securities laws. Although we may be served with process in the United States with respect to actions against us arising out of or in connection with violations of U.S. federal securities laws relating to offers and sales of Class A common shares made by this prospectus by serving CT Corporation, our U.S. agent irrevocably appointed for that purpose, it may be difficult for investors to effect service of process within the United States on our directors and officers who reside outside the United States.

We have been advised by our Bermuda counsel that there is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. A judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in Bermuda. A final and conclusive judgment obtained in a court of competent jurisdiction in the United States under which a sum of money is payable as compensatory damages may be the subject of an action in a Bermuda court under the common law doctrine of obligation, by action on the debt evidenced by the U.S. court judgment without examination of the merits of the underlying claim. In order to maintain an action in debt evidenced by a U.S. court judgment, the judgment creditor must establish that:

•	the court that gave the judgment over the defendant was competent to hear the claim in accordance with private international law principles as applied in the courts in Bermuda; and

•	the judgment is not contrary to public policy in Bermuda and was not obtained contrary to the rules of natural justice in Bermuda.

In addition, and irrespective of jurisdictional issues, the Bermuda courts will not enforce a U.S. federal securities law that is either penal or contrary to Bermuda public policy. It is the advice of our Bermuda counsel that an action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, will not be entertained by a Bermuda court. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, would not be available under Bermuda law or enforceable in a Bermuda court, as they would be contrary to Bermuda public policy. U.S. judgments for multiple damages may not be recoverable in Bermuda court enforcement proceedings under the provisions of the Protection of Trading Interests Act 1981. A claim to enforce the compensatory damages before the multiplier was applied would be maintainable in the Bermuda

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court. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law. See “Comparison of Shareholder Rights—Differences in Corporate Law—Shareholders’ Suits.”

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere and incorporated by reference in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our Class A common shares. You should carefully read this prospectus in its entirety, as well as the information incorporated by reference herein, before making an investment decision. In particular, you should read the section entitled “Risk Factors” beginning on page 28 of this prospectus, the information under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is included in our Annual Report on Form 10-K for the year ended December 31, 2016 (our “Annual Report”), our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 (our “Quarterly Report”) and our consolidated financial statements and related notes included in such reports, each of which is incorporated by reference herein, before making an investment decision. As used in this prospectus, unless the context otherwise indicates, any reference to “Athene,” “our company,” “the company,” “us,” “we” and “our” refers to Athene Holding Ltd. together with its consolidated subsidiaries and any reference to “AHL” refers to Athene Holding Ltd. only.

Unless otherwise indicated, the information included or incorporated by reference in this prospectus assumes (1) the sale of our Class A common shares in this offering at the public offering price set forth on the cover of this prospectus and (2) that the underwriters have not exercised their option to purchase up to 2,430,000 additional Class A common shares from certain of the selling shareholders.

In this prospectus, we refer to a number of terms to describe our insurance and reinsurance businesses and financial and operating metrics such as “base of earnings,” “investment margin,” “VOBA,” “invested assets” and “alternative investments,” among others. For a detailed explanation of these terms and other terms used in this prospectus and not otherwise defined, please refer to “Glossary of Selected Terms” in our Annual Report and our Quarterly Report.

In this prospectus and the documents incorporated by reference herein, we make certain forward-looking statements, including expectations relating to our future performance. These expectations reflect our management’s view of our prospects and are subject to the risks described under “Risk Factors” in this prospectus, in our Annual Report and in our Quarterly Report and are further subject to the risks described under “Special Note Regarding Forward-Looking Statements and Market Data” in this prospectus. Our expectations of our future performance may change after the date of this prospectus and there is no guarantee that such expectations will prove to be accurate.

Our Company

We are a leading retirement services company that issues, reinsures and acquires retirement savings products designed for the increasing number of individuals and institutions seeking to fund retirement needs. We generate attractive financial results for our policyholders and shareholders by combining our two core competencies of (1) sourcing long-term, generally illiquid liabilities and (2) investing in a high quality investment portfolio, which takes advantage of the illiquid nature of our liabilities. Our steady and significant base of earnings generates capital that we opportunistically invest across our business to source attractively-priced liabilities and capitalize on opportunities. Our differentiated investment strategy benefits from our strategic relationship with Apollo Global Management, LLC (“Apollo”) and its indirect subsidiary, Athene Asset Management, L.P. (“AAM”). AAM provides a full suite of services for our investment portfolio, including direct investment management, asset allocation, mergers and acquisition asset diligence and certain operational support services, including investment compliance, tax, legal and risk management support. Our relationship with Apollo and AAM also provides us with access to Apollo’s investment professionals across the world as well as Apollo’s global asset management infrastructure that, as of March 31, 2017, supported more than $197 billion of assets under management (“AUM”) across a broad array of asset classes. We are led by a highly skilled management team with extensive industry experience. We are based in Bermuda with our U.S. subsidiaries’ headquarters located in Iowa.

We began operating in 2009 when the burdens of the financial crisis and resulting capital demands caused many companies to exit the retirement market, creating the need for a well-capitalized company with an experienced management team to fill the void. Taking advantage of this market dislocation, we have been able to acquire substantial blocks of long-duration liabilities and reinvest the related investments to produce profitable returns. We have been able to generate strong financial returns in a multi-year low rate environment. We believe we have fewer legacy liability issues than our peers given that all of our retail and flow reinsurance liabilities were underwritten after the financial crisis, and the majority of the liabilities we acquired through our acquisitions and block reinsurance were acquired at a discount to book value.

We have established a significant base of earnings and, as of March 31, 2017, have an expected annual investment margin of 2-3% over the 7.9 year weighted-average life of our deferred annuities, which make up a substantial portion of our reserve liabilities. Even as we have grown to $75.1 billion in investments, including related parties, $73.6 billion in invested assets and $89.2 billion of total assets as of March 31, 2017, we have continued to approach both sides of the balance sheet with an opportunistic mindset because we believe quickly identifying and capitalizing on market dislocations allows us to generate attractive, risk-adjusted returns for our shareholders. Further, our multiple distribution channels support growing origination across market environments and better enable us to achieve continued balance sheet growth while maintaining attractive profitability. We believe that in a typical market environment, we will be able to profitably grow through our organic channels, including retail, flow reinsurance (a transaction in which the ceding company cedes a portion of newly issued policies to the reinsurer) and institutional products. In more challenging market environments, we believe that we will see additional opportunities to grow through our inorganic channels, including acquisitions and block reinsurance (a transaction in which the ceding company cedes all or a portion of a block of previously issued annuity contracts through a reinsurance agreement), due to market stress during those periods. We are diligent in setting our return targets based on market conditions and risks inherent to our products offered and acquisitions or block reinsurance transactions. In general, we may accept lower returns on products which may provide more certain return characteristics, such as funding agreements, and we may require higher returns for products or transactions where there is more inherent risk in meeting our return targets, such as with acquisitions. Generally, we target mid-teen returns for sources of organic growth and higher returns for sources of inorganic growth. If we are unable to source liabilities with our desired return profile in one of our channels, we generally will not sacrifice profitability solely for the sake of increasing market share and instead we will typically focus on our other channels to identify growth opportunities that meet our preferred risk and return profile.

As a result of our focus on issuing, reinsuring and acquiring attractively-priced liabilities, our differentiated investment strategy and our significant scale, for the three months ended March 31, 2017 and the year ended December 31, 2016, in our Retirement Services segment described below, we generated an investment margin on deferred annuities of 2.85% (on an annualized basis) and 2.77%, respectively, and operating return on equity (“ROE”) excluding accumulated other comprehensive income (loss) (“AOCI”) of 22.8% (on an annualized basis) and 19.1%, respectively. We currently maintain what we believe to be high capital ratios for our rating and hold more than $1.5 billion of capital in excess of the level we believe is needed to support our current operating strategy, and view this excess as strategic capital available to reinvest into organic and inorganic growth opportunities. Because we hold this strategic capital to implement our opportunistic strategy and to enable us to explore deployment opportunities as they arise, and because we are investing for future growth, our consolidated ROE for the three months ended March 31, 2017 and the year ended December 31, 2016 was 20.6% (on an annualized basis) and 13.1%, respectively, and our consolidated operating ROE excluding AOCI for the same periods was 15.3% (on an annualized basis) and 12.5%, respectively, in each case, without the benefit of any financial leverage or capital returns through dividends or share buyback programs. On a consolidated basis, for the three months ended March 31, 2017 and the year ended December 31, 2016, we generated net income available to AHL shareholders of $373 million and $805 million, respectively, and operating income, net of tax, of $258 million and $760 million, respectively. Investment margin, operating income, net of tax, and operating ROE excluding AOCI are not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”). See “—Non-GAAP Measures” for additional discussions regarding these non-GAAP measures.

As of March 31, 2017, we had $7.6 billion of total AHL shareholders’ equity and $6.9 billion of total AHL shareholders’ equity excluding AOCI. Our top-level U.S. insurance subsidiary, Athene Annuity & Life Assurance Company (formerly known as Liberty Life Insurance Corporation, “AADE”), had a risk based capital ratio (“U.S. RBC ratio”) of 478% and our Bermuda reinsurer, Athene Life Re Ltd. (“ALRe”), had a Bermuda Solvency Capital Requirement (“BSCR”) ratio of 228%, each as of December 31, 2016. Our ALRe RBC ratio, which is used in evaluating our capital position and the amount of capital needed to support our Retirement Services segment, was 529% as of December 31, 2016 when applying the National Association of Insurance Commissioners (“NAIC”) risk-based capital (“RBC”) factors. As of March 31, 2017, our estimated U.S. RBC ratio and estimated ALRe RBC ratio remained strong at 466% and 530%, respectively. Our main insurance subsidiaries are rated A by A.M. Best Company, Inc. (“A.M. Best”) and are rated A- for financial strength by each of Standard & Poor’s Financial Services LLP (“S&P”) and Fitch Ratings, Inc. (“Fitch”), each with a stable outlook. AHL has a counterparty credit rating of BBB from S&P, an issuer default rating of BBB from Fitch and an issuer credit rating of bbb from A.M. Best, each with a stable outlook. We currently have no financial leverage, and have an undrawn $1.0 billion credit facility in place to provide an additional liquidity cushion in challenging economic or business environments or to provide additional capital support.

We operate our core business strategies out of one reportable segment, Retirement Services. In addition to Retirement Services, we report certain other operations in Corporate and Other. Retirement Services is comprised of our U.S. and Bermuda operations, which issue and reinsure retirement savings products and institutional products. Retirement Services has retail operations, which provide annuity retirement solutions to our policyholders. Retirement Services also has reinsurance operations, which reinsure multi-year guaranteed annuities (“MYGAs”), fixed indexed annuities (“FIAs”), traditional one year guarantee fixed deferred annuities, immediate annuities and institutional products from our reinsurance partners. In addition, our funding agreements are included in our Retirement Services segment. Corporate and Other includes certain other operations related to our corporate activities and our German operations, which is primarily comprised of participating long-duration savings products. In addition to our German operations, included in Corporate and Other are corporate allocated expenses, merger and acquisition costs, debt costs, certain integration and restructuring costs, certain stock-based compensation and intersegment eliminations. In Corporate and Other we also hold more than $1.5 billion of capital in excess of the level of capital we hold in Retirement Services to support our operating strategy.

We believe we hold a sufficient amount of capital in our Retirement Services segment to support our core operating strategies. This level of capital may fluctuate depending on the mix of both our assets and our liabilities, and also reflects the level of capital needed to support or improve our current ratings as well as our risk appetite based on our internal risk models. The level of capital we currently allocate to our Corporate non-reportable segment is our U.S. subsidiaries’ statutory capital in excess of a U.S. RBC ratio of 400% as well as the Bermuda capital for ALRe in excess of 400% RBC when also applying NAIC RBC factors. We view this excess as strategic capital, which we expect to deploy for additional organic and inorganic growth opportunities as well as expect to contribute to ratings improvements over time. We manage our capital to levels which we believe would remain consistent with our current ratings in a recessionary environment. For additional information regarding our segments, including financial information related thereto, refer to “Note 19—Segment Information” to our audited consolidated financial statements and notes thereto in our Annual Report and “Note 14—Segment Information” to our unaudited condensed consolidated financial statements and notes thereto in our Quarterly Report, each of which is incorporated by reference to this prospectus.

We have developed organic and inorganic channels to address the retirement services market and grow our assets and liabilities. By focusing on the retirement services market, we believe that we will benefit from several demographic and economic trends, including the increasing number of retirees in the United States, the lack of tax advantaged alternatives for people trying to save for retirement and expectations of a rising interest rate environment. To date, most of our products sold and acquired have been fixed annuities, which offer people saving for retirement a product that is tax advantaged, has a minimum guaranteed rate of return or minimum cash value and provides protection against investment loss. Our policies often include surrender charges (86% of our deferred annuity products, as of March 31, 2017) or market value adjustments (“MVAs”) (73% of our deferred annuity products, as of March 31, 2017), both of which increase persistency (the probability that a policy will remain in force from one period to the next) and protect our ability to meet our obligations to policyholders.

Our organic channels have provided deposits of $1.9 billion and $1.6 billion for the three months ended March 31, 2017 and 2016, respectively, and $8.8 billion, $3.9 billion and $2.9 billion for the years ended December 31, 2016, 2015 and 2014, respectively. Withdrawals on our deferred annuities were $1.2 billion and $1.0 billion for the three months ended March 31, 2017 and 2016, respectively, and $4.2 billion, $4.4 billion and $4.4 billion for the years ended December 31, 2016, 2015 and 2014, respectively. Maturities and paydowns on our funding agreements were $232 million and $144 million for the three months ended March 31, 2017 and 2016, respectively, and $425 million, $159 million and $100 million for the years ended December 31, 2016, 2015 and 2014, respectively. While there can be no assurance that we will meet our growth targets, we believe that our new deposits should continue to significantly surpass our withdrawals as we continue to grow our retail and flow reinsurance channels. Absent any significant unexpected market conditions or regulatory impacts and assuming we can meet our pricing targets, we believe that with our ratings and the strong growth in our organic channel in 2016, new deposits from our organic channels and withdrawal experience with respect to our deferred annuities should be similar in the near-to-mid-term to our 2016 production and withdrawal experience, respectively. Within our organic channels, we have focused on developing a diverse suite of products that allow us to meet our risk and return profiles, even in today’s low rate environment. As a result, not only were we able to deliver strong organic growth in 2016, but we were able to do so without sacrificing profitability. Going forward, we believe the recent upgrade by A.M. Best to a financial strength rating of A in April 2017 and the 2015 upgrade of our financial strength ratings to A- by each of S&P and Fitch, and our recent FIA and MYGA new product launches, will continue to enable us to increase penetration in our existing organic channels and access new markets within our retail channel, such as selling through financial institutions. This increased penetration will allow us to source additional volumes of profitably underwritten liabilities. Our organic channels currently include:

•	Retail, from which we provide retirement solutions to our policyholders primarily through approximately 65 independent marketing organizations (“IMOs”). Within our retail channel we had fixed annuity sales of $1.1 billion and $663 million for the three months ended March 31, 2017 and 2016, respectively, and $5.3 billion, $2.5 billion and $2.5 billion for the years ended December 31, 2016, 2015 and 2014, respectively.

•	Flow reinsurance, which provides a diversified channel for us to source long-term liabilities with attractive crediting rates. Within our flow reinsurance channel, we generated $166 million and $912 million in deposits for the three months ended March 31, 2017 and 2016, respectively, and $3.5 billion, $1.1 billion and $349 million for the years ended December 31, 2016, 2015 and 2014, respectively.

•	Institutional products, which include funding agreements and pension risk transfer transactions. In October 2015, we sold a $250 million funding agreement in our inaugural transaction under our funding agreement backed note (“FABN”) program. During the three months ended March 31, 2017 and during April 2017, we continued to grow our institutional channel as we issued funding agreements in the aggregate principal amount of $650 million and $1.1 billion, respectively. We are pursuing pension risk transfer transactions in 2017.

Our inorganic channels, including acquisitions and block reinsurance, have contributed significantly to our growth. We believe our internal acquisitions team, with support from Apollo, has an industry-leading ability to source, underwrite and expeditiously close transactions, which makes us a competitive counterparty for acquisition or block reinsurance transactions. We are highly selective in the transactions that we pursue; ultimately closing only those that are well aligned with our core competencies and pricing discipline. Since our inception, we have evaluated a significant number of merger and acquisition opportunities and have closed on five acquisitions. In connection with our five acquisitions through March 31, 2017, we sourced reserve liabilities backed by approximately $65.9 billion in total assets (net of $9.3 billion in assets ceded through reinsurance). The aggregate purchase price of our acquisitions was less than the aggregate statutory book value of the businesses acquired.

We have sourced a high quality portfolio of invested assets. Because we have remained disciplined in underwriting attractively priced liabilities, we have the ability to invest in a broad range of high quality assets and generate attractive earnings. As of March 31, 2017, 93.0% of our available for sale (“AFS”) fixed maturity securities, including related parties, were rated NAIC 1 or NAIC 2, the two highest credit rating designations under the NAIC’s criteria (with investments of our German operations rated by applying nationally recognized statistical ratings organization (“NRSRO”) equivalent ratings to map NAIC ratings). In addition to our core fixed income portfolio, we opportunistically allocate 5-10% of our portfolio to alternative investments where we primarily focus on fixed income-like, cash flow-based investments. For instance, our alternative investment positions include significant equity stakes in two asset platforms that originate high quality credit assets (such as residential mortgage loans (“RMLs”), leveraged loans and mortgage servicing rights) that are well aligned with our investment strategy. Our relationship with AAM and Apollo allows us to take advantage of our generally illiquid liability profile and identify asset opportunities with an emphasis on earning incremental yield by taking liquidity risk and complexity risk, rather than assuming solely credit risk. While alternative investments are a relatively small portion of our overall portfolio, our alternative investments strategy has been an important driver of returns. In general, we target returns for alternative investments of 10% or higher on an internal rate of return (“IRR”) basis over the expected lives of such investments.

Through our efficient corporate structure and operations, we believe we have built a cost-effective platform to support our growth opportunities. We believe our fixed operating cost structure supports our ability to maintain an attractive financial profile across market environments. Additionally, we believe we have designed our platform to be highly scalable and support growth without significant incremental investment in infrastructure, which allows us to scale our business production up or down because of our cost-effective platform. As a result, we believe we will be able to convert a significant portion of our new business spread into operating income.

Our operating income, net of tax for our Retirement Services segment was as follows for the periods presented below:

(In millions)	Three months ended March 31, 2017	Year ended December 31, 2016
Retirement Services
Net investment earnings	$780	$2,955
Cost of crediting on deferred annuities	(263)	(1,019)
Other liability costs(1)	(189)	(967)
Operating expenses	(52)	(206)

Operating income, before tax	276	763
Income tax (expense) benefit – operating income	(9)	46

Operating income, net of tax	$267	$809

*	Refer to “—Non-GAAP Measures” for discussion on operating income, net of taxes.
(1)	Other liability costs include deferred acquisition costs (“DAC”), deferred sales inducement (“DSI”) and value of business acquired (“VOBA”) amortization and change in guaranteed living withdrawal benefits (“GLWB”) and guaranteed minimum death benefits (“GMDB”) reserves for all products, the cost of liabilities on products other than deferred annuities including offsets for premiums, product charges and other revenues.

Relationship with Apollo

We have a strategic relationship with Apollo which allows us to leverage the scale of its asset management platform. Apollo’s indirect subsidiary, AAM, serves as our investment manager. In addition to co-founding the company, Apollo assists us in identifying and capitalizing on acquisition opportunities that have been critical to our ability to significantly grow our business. The “Apollo Group” consists of (1) Apollo, (2) AAA Guarantor – Athene, L.P. (the “AAA Investor”), (3) any investment fund or other collective investment vehicle whose general partner or managing member is owned, directly or indirectly, by Apollo or one or more of Apollo’s subsidiaries, (4) BRH Holdings GP, Ltd. and its shareholders and (5) any affiliate of any of the foregoing (except that for purposes of this definition, AHL and its subsidiaries and employees of AHL, its subsidiaries or AAM are not members of the Apollo Group). Members of the Apollo Group are significant owners of our common shares and Apollo employees serve on our board of directors. We expect our strategic relationship with Apollo to continue for the foreseeable future. See “Certain Relationships and Related Transactions, and Director Independence—Relationships and Related Party Transactions with Apollo or its Affiliates” in our Definitive Proxy Statement on Schedule 14A filed with the U.S. Securities and Exchange Commission ( the “SEC”) on April 20, 2017 (our “Proxy Statement”), which is incorporated by reference herein, and the sections entitled “Principal and Selling Shareholders” and “Shares Eligible for Future Sale—Lock-Up Agreements” of this prospectus.

The Apollo Group controls and is expected, subsequent to the completion of this offering, to continue to control 45% of the total voting power of AHL and five of our 12 directors are employees of or consultants to Apollo or its affiliates, including our Chairman, Chief Executive Officer and Chief Investment Officer, who is a dual employee of both AHL and AAM. Further, our bye-laws generally limit the voting power of our Class A common shares (and certain other of our voting securities) such that no person owns (or is treated as owning) more than 9.9% of the total voting power of our common shares (with certain exceptions). See “Description of Share Capital—Common Shares.”

Our Market Opportunity

The number of individuals reaching retirement age is growing rapidly while some traditional retirement funding sources have declined in the wake of the financial crisis and the ensuing prolonged low interest rate environment. Our tax-efficient savings products are well positioned to meet this increasing customer demand.

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Increasing Retirement-Age Population. Over the next three decades, the retirement-age population is expected to experience unprecedented growth. According to the U.S. Census Bureau, there were approximately 40 million Americans age 65 and older in 2010, representing 13% of the U.S. population. By 2030, this segment of the population is expected to increase by 34 million or 85% to approximately 74 million, which would represent approximately 21% of the U.S. population. Technological advances and improvements in healthcare are projected to continue to contribute to increasing average life expectancy, and aging individuals must be prepared to fund retirement periods that will last longer than ever before. Furthermore, many working households in the United States do not have adequate retirement savings. Demand for traditional fixed rate annuities and FIAs will likely be bolstered by this gap resulting from the growing need for guaranteed income streams and the expanding retirement population’s insufficient savings base.

Source: U.S. Census Bureau.

•	Increasing Demand for Tax-efficient Savings Products. According to a 2015 report published by the Government Accountability Office, approximately 50% of individuals age 55 and older have no retirement savings. As a tool for addressing the unmet need for retirement planning, we believe that many Americans have begun to look to tax-efficient savings products with low-risk or guaranteed return features and potential equity market upside, particularly as federal, state and local marginal tax rates have increased. As interest rates rise, we expect to benefit from increased demand for our tax-efficient savings products as crediting and participation rates become more attractive on an absolute basis, and relative to alternative fixed income and savings vehicles such as certificates of deposit (“CDs”) and corporate bonds.

•	Shift in the Competitive Environment. Products with guarantees require superior asset and risk management expertise to balance policyholder security, regulatory demands and shareholder returns on equity. Since the financial crisis, many companies have placed their fixed annuity businesses in run-off and have sold substantial blocks to third parties including us. The current market and regulatory environment, including the newly-issued U.S. Department of Labor (“DOL”) regulations regarding fiduciary obligations of distributors of products to retirement accounts could provide us additional sources of growth through reinsurance and/or acquisitions to the extent that competitors divest in-force blocks of business as a result of such environment. However, we have also seen and may in the future see additional competitors enter the market who could compete for such sources of growth.

•	Increasing Asset Opportunities. Regulatory changes in the wake of the financial crisis have made it less profitable for banks and other traditional lenders to hold certain illiquid and complex asset classes, notwithstanding the fact that these assets may have prudent credit characteristics. This market pullback has resulted in a supply-demand imbalance, which has created the opportunity for knowledgeable investors to acquire high-quality assets that offer attractive returns. As these institutions continue to comply with these new rules, we believe additional assets will become available which could be attractive for our business.

•	Large Market Opportunity. The distribution channels we have developed provide us access to large markets for our products. Increasing demand for tax-efficient retirement savings products suggests that these markets will remain robust while many companies are still hesitant to commit significant capital to these channels due to increasing regulation, capital requirements and the low interest rate environment. We believe these market dynamics will enable us to continue to profitably gain share in each of the markets on which we focus. For example, within the retail channel, according to LIMRA, for the three months ended March 31, 2017, we were the 7th largest company in sales of fixed annuities with a 4.0% market share and the 3rd largest company in sales of FIAs with a 7.5% market share. For the nine months ended March 31, 2017, we were the 2nd largest company in sales of FIAs. We believe we will benefit from both the growth in the overall market as the market expands to meet the increased demand for tax-efficient retirement savings products and from gains in our market share as we continue to build our capabilities, strengthen our relationships and enter new markets within our existing channels.

	Retail & Flow Reinsurance	FABN	Total U.S. Pension Assets
Market Size	$117 billion(1)	$59 billion(2)	$3.3 trillion(3)
(1)	Source: LIMRA – total fixed annuity sales in 2016.
(2)	Source: S&P Global Ratings – Article dated July 18, 2016 entitled “Funding Agreement – Backed Note Issuance Totaled $6.8 Billion in First Half 2016.”
(3)	Source: Federal Reserve Statistical Release, Q4 2016 – U.S. private defined benefit pension assets.

Competitive Strengths

We believe the following strengths will allow us to capitalize on the growth prospects for our business:

•	Ideal Platform to Capitalize on Positive Demographic and Market Trends. We have designed our products to capitalize on the growing need for retirement savings solutions. Our products provide protection against market downturns and offer interest which compounds on a tax-deferred basis until funds are distributed. Many of our products also provide the potential to earn interest based on the performance of a market index. These features provide distinct advantages over traditional savings vehicles such as bank CDs and variable annuities. Despite a challenging interest rate environment, we were able to profitably source $1.1 billion and $5.3 billion of fixed annuity products through our retail channel for the three months ended March 31, 2017 and the year ended December 31, 2016, respectively, by leveraging our product design capabilities, our investment acumen, which allows us to invest at appropriate investment margins, and our scalable operating platform. We offer prudent product features at attractive prices. If investment rates increase due to a rise in interest rates or widening credit spreads, we would be able to offer higher crediting rates, which we believe would generate additional demand for our products and therefore increased sales. Even in a long-term low rate environment, we believe our underwriting expertise and ability to find and compete in areas of the market that are rationally priced will allow us to maintain strong operating results. For example, in prior years, our retail operations have generally not competed aggressively in the guaranteed income rider segment as we historically believed that such riders were not priced within our pricing discipline. However, more recently, competitors have been issuing annuities with what we believe are more rationally-priced lifetime income benefit features. In the current environment, we believe that we can grow our retail sales by offering competitive guaranteed income rates while earning an attractive return.

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Multiple Distribution Channels. We have four dedicated distribution channels to capitalize on retirement services opportunities across market environments and grow our liabilities. Our key distribution channels are retail, reinsurance (including flow and block reinsurance), institutional products (focused on the sale of funding agreements and pension risk transfer transactions) and acquisitions. We intend to maintain a presence within each of these distribution channels with the ability to underwrite liabilities. However, we do not have any market share targets across our organization, which we believe provides us flexibility to respond to changing market conditions in one or more channels and to opportunistically grow liabilities that generate our desired levels of profitability. In a rising interest rate environment, we believe we will be able to profitably increase the volume of our retail, flow reinsurance and institutional product sales and we believe we will see increased acquisition and block reinsurance opportunities in more challenging market environments. We are diligent in setting our return targets based on market conditions and risks inherent to our products offered and acquisitions or block reinsurance transactions. In general, we may accept lower returns on products which may provide more certain return characteristics, such as funding agreements, and we may require higher returns for products or transactions where there is more inherent risk in meeting our return targets, such as with acquisitions. If market conditions or risks inherent to a product or transaction create return profiles that are not acceptable to us, we generally will not sacrifice our profitability merely to facilitate growth.

•	Superior and Unique Investment Capabilities. We believe our relationships with AAM and Apollo provide access to superior and unique investment capabilities that allow us to invest a portion of our assets in securities that earn us incremental yield by taking liquidity risk and complexity risk, capitalizing on our long-dated and persistent liability profile to prudently achieve higher net investment earned rates, rather than assuming solely credit risk. Our investing capabilities support our ability to sell fixed annuities profitably and to price acquisitions competitively while meeting our return targets. Through AAM, we have access to more than 100 investment and operations professionals who are highly familiar with our business objectives and funding structure. This enables AAM to customize asset allocations and select investments for us that are most appropriate for our business. In addition, our strategic relationship with Apollo provides us with access to Apollo’s broad credit and alternative investment platforms and allows us to leverage the scale, sourcing and investing capabilities, and infrastructure of an asset manager with more than $197 billion of AUM, which includes approximately $72.3 billion of our invested assets as of March 31, 2017. Apollo’s global asset sourcing capabilities in a diverse array of asset classes provide AAM with the opportunity to capitalize on attractive investments for us.

•	In each of our U.S. acquisitions, we have successfully reinvested our acquired investment portfolio with the objective of achieving higher returns than were achieved on such investments prior to the acquisition. For example, we have reinvested a substantial portion of the investment portfolio acquired in our acquisition of Aviva USA Corporation (“Aviva USA,” now known as Athene USA Corporation, “Athene USA”), which contributed to the increase in fixed income and other net investment earned rates on this block of business to 4.12% for the year ended December 31, 2015 from 3.50% (on an annualized basis) for the fourth quarter of 2013.

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Apollo and AAM work collaboratively to identify and quickly capitalize on opportunities in various asset classes. For example, we were an early investor in distressed non-agency residential mortgage-backed securities (“RMBS”) during 2009 and 2010, prior to the strong recovery of that market in later years. By the end of 2010, we had acquired a portfolio of $448 million (approximately 24% of our total invested assets at such time) of non-agency RMBS at discounts to par, well in advance of the significant price improvements in these investments. Today, RMBS continues to represent an important asset class within our investment portfolio. As of March 31, 2017, 14.6% of our invested assets were invested in RMBS, with such securities having an amortized book price of 84% of aggregate par value. This asset class contributed a net investment earned rate of 5.45% (on an annualized basis) and 5.18% for the three months ended March 31, 2017 and the year ended December 31, 2016, respectively, with 97.7% and 98.0% rated NAIC 1 or NAIC 2 as of March 31, 2017 and December 31, 2016, respectively. Total structured securities contributed a net investment earned rate of 4.95% (on an annualized basis) and 5.12% for the three months ended March 31, 2017 and the year ended December 31, 2016, respectively, with 92.4% and 93.0% rated NAIC 1 or NAIC 2 as of March 31, 2017 and December 31, 2016, respectively.

•	AAM selects investments and develops investment strategies prior to our purchase in accordance with our investment limits, and works in concert with our risk management team to stress-test the underwritten assets and asset classes under various negative scenarios. For the three months ended March 31, 2017 and the year ended December 31, 2016, our other-than-temporary-impairment (“OTTI”) as a percentage of our average invested assets was 1 basis point (on an annualized basis) and 4 basis points, respectively.

•	We also have access to expertise and capabilities to directly originate a wide range of asset classes through AAM and Apollo. Direct origination allows the selection of assets that meet our liability profile and the sourcing of better quality investments.

•	Efficient Corporate Platform to Support Profitability. We believe we have designed an efficient corporate platform to support our portfolio of $72.2 billion of reserve liabilities as of March 31, 2017. Over the 7.9 year weighted average life of our deferred annuities, we expect to generate an annual investment margin of 2-3%.

In addition, our corporate platform enables us to be highly scalable and allows us to onboard incremental business without significant additional investment in infrastructure and with low incremental fixed operating cost. As a result, we believe we should be able to convert a significant portion of incremental net investment income from additional invested assets and liabilities into operating income.

•	Strength of Balance Sheet. We believe the strength of our balance sheet provides confidence to our policyholders and business partners and positions us for continued growth. We presently hold over $1.5 billion in excess capital and have no financial leverage. We maintain what we believe to be high capital ratios for our rating, with our top level insurance subsidiary, AADE, having a U.S. RBC ratio of 478% and ALRe having a BSCR ratio of 228%, each as of December 31, 2016. Our ALRe RBC ratio was 529% as of December 31, 2016 when applying the NAIC RBC factors. As of March 31, 2017, our estimated U.S. RBC ratio and estimated ALRe RBC ratio remained strong at 466% and 530%, respectively. To further reinforce our strong liquidity profile, we have access to a $1.0 billion revolving credit facility that is currently undrawn. Our invested assets comprise what we believe to be a highly rated and well diversified portfolio. As of March 31, 2017, 93.0% of our AFS fixed maturity securities, including related parties, were rated NAIC 1 or NAIC 2. These assets are managed against what we believe to be prudently underwritten liabilities, which were, in each case, priced by us after the financial crisis.

•	Robust Risk Management. We have established a comprehensive enterprise risk management (“ERM”) framework and risk management controls throughout our organization, which are further supported by AAM’s and Apollo’s own risk management capabilities that are intended to help us maintain our continued financial strength. We manage our business, capital and liquidity profile with the objective of withstanding severe adverse shocks, such as the 2007-2008 financial crisis, while maintaining a meaningful buffer above regulatory minimums and above certain capital thresholds to meet our desired credit ratings. Risk management is embedded in all of our business decisions and processes, including acquisitions, asset purchases, product design and underwriting, liquidity and liability management. Certain of the key attributes of our risk management profile are:

•	We maintain a risk committee of the board of directors charged with the oversight of the development and implementation of systems and processes designed to identify, manage and mitigate reasonably foreseeable material risks and with the duty to assist our board of directors and our other board committees with fulfilling their oversight responsibilities for our risk management function.

•	We believe that we underwrite liabilities and manage new product development prudently. Further, we believe that our strong fixed annuity underwriting provides us with long-dated and persistent liabilities, which we believe are priced at desirable levels to enable us to achieve attractive, risk-adjusted returns.

•	We believe we have designed our asset liability management (“ALM”) procedures to protect the company, within limits, against significant changes in interest rates.

•	As of March 31, 2017, approximately 86% of our deferred annuity products had surrender charges and 73% had MVAs, each of which provide stability to our reserve liabilities.

•	As of March 31, 2017, 29% of our invested assets were floating rate investments which would allow us the flexibility to quickly increase our crediting rates in a rising interest rate environment, if desired.

•	We believe that we maintain an appropriate amount of assets that could be quickly liquidated, if needed, and have an additional liquidity cushion through a $1.0 billion revolving credit facility, which is undrawn as of the date hereof.

•	We believe we hold a high-quality portfolio, with 93.0% of our AFS fixed maturity securities, including related parties, rated as NAIC 1 or NAIC 2 as of March 31, 2017 (with investments of our German operations rated by applying NRSRO equivalent ratings to map NAIC ratings).

•	AAM evaluates our structured securities at the time of acquisition using AAM’s proprietary credit models.

•	Even during periods of moderate economic stress, based on our modeled estimates, we maintain what we believe to be an appropriate amount of liquidity to invest in opportunities as they arise.

•	Highly Experienced Management Team with Demonstrable Track Record. Our highly successful, entrepreneurial senior management team has extensive experience in building companies, insurance operations, and investment management. We have assembled a management team of individuals who bring strong capabilities and experience to each facet of running our company. We are led by three well known and well respected industry executives with an average of 30 years of experience. James R. Belardi, our Chairman and founder, spent the majority of his career as the President of SunAmerica Life Insurance Company and Chief Investment Officer of American International Group, Inc. (“AIG”) Retirement Services, Inc. William J. Wheeler, our President, served as President of the Americas Group and Chief Financial Officer at MetLife Inc. (“MetLife”) prior to joining our company, and Martin P. Klein, our Chief Financial Officer, was previously Chief Financial Officer of Genworth Financial, Inc. Our management team oversees the company’s activities and its day-to-day management, including through various committees designed to manage our strategic initiatives, risk appetite and investment portfolio. See “Corporate Governance—Committees of the Board of Directors—Management Committees” in our Proxy Statement.

Growth Strategy

The key components of our growth strategy are as follows:

•	Continue Organic Growth by Expanding Our Distribution Channels. We plan to grow organically by expanding our retail, reinsurance and institutional product distribution channels. We believe that we have the right people, infrastructure and scale to position us for continued growth. We aim to grow our retail channel in the United States by deepening our relationships with our approximately 65 IMOs and approximately 33,000 independent agents. Our strong financial position and capital efficient products allow us to be a dependable partner with IMOs and consistently write new business. We work with our IMOs to develop customized, and at times exclusive, products that help drive sales.

We expect our retail channel to benefit from our recent financial strength rating upgrade by A.M. Best to A and to continue to benefit from the rating upgrades in 2015. We also expect our retail channel to benefit from our improving credit profile and recent product launches. We believe this should support growth in sales at our desired cost of crediting through increased volumes via current IMOs and access to new distribution channels, including small to mid-sized banks and regional broker-dealers. We are implementing the necessary technology platform, hiring and training a specialized sales force, and have created products to capture new potential distribution opportunities.

Our reinsurance channel also benefited from the 2015 ratings upgrades and we expect to further benefit from the A.M. Best upgrade to a financial strength rating of A in April 2017. We target reinsurance business consistent with our preferred liability characteristics, and as such, reinsurance provides another opportunistic channel for us to source long-term liabilities with attractive crediting rates. For the three months ended March 31, 2017 and 2016, we generated deposits through our flow reinsurance channel of $166 million and $912 million, respectively, and $3.5 billion, $1.1 billion and $349 million for the years ended December 31, 2016, 2015 and 2014, respectively. We believe the decrease in flow reinsurance has been impacted by the recent decline in overall MYGA volumes over the last several months, reflective of the recent stock market rally and expectations that interest rates will increase. As we continue to source additional reinsurance partners, we expect to further diversify our flow reinsurance channel and expect that our recent ratings upgrade by A.M. Best and our improving credit profile will help us attract additional reinsurance partners.

In our institutional channel, we sold our first funding agreement under our FABN program in 2015. During the three months ended March 31, 2017 and in April 2017, we issued funding agreements in the aggregate principal amount of $650 million and $1.1 billion, respectively. We expect our institutional channel to continue to grow over time as we issue additional funding agreements and pursue pension risk transfer transactions.

Through our multiple distribution channels, we have grown our reserve liabilities to $72.2 billion as of March 31, 2017. The following summarizes our reserve liabilities by product:

(In millions, except percentages)	March 31, 2017		December 31, 2016
Annuities
Fixed indexed annuities	$44,502	61.6%	$43,501	61.3%
Fixed rate annuities	13,398	18.6%	13,490	19.0%
Payout annuities	5,378	7.4%	5,446	7.7%

Total annuities products	63,278	87.6%	62,437	88.0%
Funding agreements	1,376	1.9%	957	1.4%
Life and other (excluding German products)	2,181	3.1%	2,176	3.0%
German products	5,367	7.4%	5,381	7.6%

Total reserve liabilities	$72,202	100.0%	$70,951	100.0%

•	Pursue Attractive Acquisitions. We plan to continue leveraging our expertise in sourcing and evaluating transactions to grow our business profitably. From our founding through March 31, 2017, we have grown to $73.6 billion in invested assets and $72.2 billion in reserve liabilities, primarily through acquisitions and block reinsurance transactions. We believe that our demonstrated ability to successfully consummate complex transactions, as well as our relationship with Apollo, provide us with distinct advantages relative to other acquirers and reinsurance companies. Furthermore, our business has achieved sufficient scale to provide meaningful operational synergies for the businesses and blocks of business that we acquire. Consequently, we believe we are often sought out by companies looking to transact in the acquisitions and block reinsurance markets.

In furtherance of our strategy of growth through acquisitions, we routinely review and conduct investigations of potential acquisitions of business or blocks of business, some of which may be material. When we believe a favorable opportunity exists, we seek to enter into discussions with target companies or sellers regarding the possibility of such acquisitions. At any given time, we may be in discussions with one or more counterparties. There can be no assurances that any such negotiations will lead to definitive agreements, or if such agreements are reached, that any transactions would be consummated.

•	Expand Our Product Offering and International Presence. Our efforts to date have focused on developing and sourcing retirement savings products and we are continuing such efforts by expanding our retail product offerings. On April 11, 2016, we launched our largest new retail product initiative, whereby we: (1) enhanced our most popular accumulation product, “Performance Elite,” with two new indices, (2) announced a new MYGA product designed for the bank and broker-dealer channel and (3) introduced an income-focused product, “Ascent Pro.” With the introduction of our new MYGA product and Ascent Pro, our retail channel is now competing in a much broader segment of the overall retirement market. For the nine months during which these new products were on the market in 2016, new MYGA sales in the IMO and financial institution channels were $603 million and Ascent Pro sales were $1.3 billion. See “Business—Products” in our Annual Report.

Additionally, while our organic growth initiatives and acquisitions have largely been focused on opportunities in the United States, our acquisition of Delta Lloyd Deutschland AG (“DLD,” now known as Athene Deutschland GmbH, “AD”) in October 2015 demonstrated the geographic scalability of our strategy and our ability to capitalize quickly on international market environments as well. While we continue to believe that the European market provides a compelling growth opportunity to amass liabilities at one of the most favorable costs of funding in a number of years, we have come to realize that the opportunity over the next several years is larger than we initially anticipated. We have concluded that, in order to fully capitalize on this opportunity, we would need to commit capital to the European market at a level in excess of our targeted investment size, creating the need for third party capital to support growth. See “Business—Products—German Products—AGER Equity Offering” in our Annual Report and “Note 15—Subsequent Events” in the unaudited condensed consolidated financial statements and notes thereto in our Quarterly Report.

Recently, we have also developed our capabilities to undertake pension risk transfer transactions. Pension risk transfer transactions usually involve the issuance of a group annuity contract, sometimes through a separate account, in exchange for the transfer of pension liabilities from a terminating defined benefit plan. U.S. pension liabilities are estimated to be $2 to $3 trillion with an estimated $1 trillion of liabilities that may become available for closeout, with approximately $15 to $20 billion of expected annual closeout activity over the next several years. We are focused on medium- and large-sized deals where we believe that we can be competitive. We believe that we can leverage our sourcing expertise to underwrite these transactions and maintain our focus on writing profitable new business.

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Leverage Our Unique Relationship with Apollo and AAM. We intend to continue leveraging our unique relationship with Apollo and AAM to source high-quality assets with attractive risk-adjusted returns. Apollo’s global scale and reach provide us with broad market access across environments and geographies and allow us to actively source assets that exhibit our preferred risk and return characteristics. For instance, through our relationship with Apollo and AAM, we have indirectly invested in companies including MidCap FinCo Limited (“MidCap”) and AmeriHome Mortgage Company, LLC (“AmeriHome”). In 2013, Apollo presented us with an opportunity to fund the acquisition of MidCap, a middle-market lender focused on asset-backed loans, leveraged loans, real estate, rediscount loans and venture loans. Our equity investment in MidCap provides us with an alternative investment that meets the key characteristics we look for including an attractive risk-return profile. Our equity investment in MidCap is held indirectly through an investment fund, AAA Investments (Co-Invest VII), L.P. (“CoInvest VII”), of which MidCap constituted the majority of the fund’s investments. CoInvest VII returned an annualized net investment earned rate of 11.74% and

15.15% for the three months ended March 31, 2017 and the year ended December 31, 2016, respectively. As of March 31, 2017, our equity investment and loans to Midcap were valued at $528 million and $238 million, respectively.

Similarly in 2013, AAM proposed that Athene and an Apollo co-investor fund and launch AmeriHome, a mortgage lender and servicer with expertise in mortgage industry fundamentals that we believe are key to operating a successful and sustainable mortgage lender/servicer. Like our investment in MidCap, our equity investment in AmeriHome meets the key characteristics we look for in an alternative investment. Our equity investment in AmeriHome is held indirectly through an investment fund, A-A Mortgage Opportunities, L.P. (“A-A Mortgage”), and AmeriHome is currently A-A Mortgage’s only investment. Abiding by its core principles, AmeriHome has grown profitably, with A-A Mortgage returning an annualized net investment earned rate of 10.11% and 11.62% for the three months ended March 31, 2017 and the year ended December 31, 2016, respectively. As of March 31, 2017, our equity investment in A-A Mortgage was valued at $449 million.

•	Dynamic Approach to Asset Allocation during Market Dislocations. As we have done successfully in the past, we plan to fully capitalize on future market dislocations to opportunistically reposition our portfolio to capture incremental yield. For example, during 2009-2010, we reinvested a significant portion of our portfolio into RMBS. Additionally, regulatory changes in the wake of the financial crisis have made it more expensive for banks and other traditional lenders to hold certain illiquid and complex assets, notwithstanding the fact that these assets may have prudent credit characteristics. This change in demand has provided opportunities for investors to acquire high-quality assets that offer attractive returns. For example, we see emerging opportunities as banks retreat from direct mortgage lending, structured and asset-backed products, and middle-market commercial loans. We intend to maintain a flexible approach to asset allocation, which will allow us to act quickly on similar opportunities that may arise in the future across a wide variety of asset types.

•	Maintain Risk Management Discipline. Our risk management strategy is to proactively manage our exposure to risks associated with interest rate duration, credit risk and structural complexity of our invested assets. We address interest rate duration and liquidity risks through managing the duration of the liabilities we source with the assets we acquire, and through ALM modeling. We assess credit risk by modeling our liquidity and capital under a range of stress scenarios. We manage the risks related to the structural complexity of our invested assets through AAM’s modeling efforts. The goal of our risk management discipline is to be able to continue growth and to achieve profitable results across various market environments.

Additional Information

Athene is an exempted company organized under the laws of Bermuda. Our principal executive offices are located at Chesney House, First Floor, 96 Pitts Bay Road, Pembroke, HM08, Bermuda, and our telephone number is (441) 279-8400. Our website address is www.athene.com. Information contained on our website or connected thereto does not constitute a part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.

Organizational Chart

Below is an organizational chart that summarizes our ownership and corporate structure. We have two classes of voting shares outstanding, Class A common shares and Class B common shares. Each such Class A common share and Class B common share is economically equivalent—the dollar value of one Class A common share is equivalent to the dollar value of one Class B common share. However, Class A common shares and Class B common shares differ in terms of voting power. The Class A common shares currently account for 55%

of our aggregate voting power and the Class B common shares currently account for the remaining 45% of our aggregate voting power. The Class B common shares are held by members of the Apollo Group, which includes funds managed by affiliates of Apollo, and accordingly, the Apollo Group beneficially owns or exercises voting control over all of the Class B common shares. Holders of the Class B common shares may convert any or all of their Class B common shares into Class A common shares on a one-to-one basis, at any time, including upon a sale of their shares (subject to any applicable lock-up restrictions), upon notice to us. So long as any member of the Apollo Group owns at least one Class B common share, such member will still be able to assert voting control over 45% of our aggregate voting power. See “Description of Share Capital—Common Shares—Voting Rights.”

As a result of certain regulatory and tax limitations, our bye-laws prohibit holders of Class A common shares and their Control Groups (as defined herein) and certain other classes of common shares (other than those owned by the Apollo Group) from having more than 9.9% of the total voting power of our common shares. Any amounts in excess of such 9.9% will be reallocated proportionately among all other of our Class A common shareholders who were not members of the relevant Control Group so long as such reallocation does not cause such other shareholder or its related Control Group to hold more than 9.9% of the total voting power of our shares. See “Description of Share Capital—Common Shares—Voting Rights—Class A Common Shares.”

AAM acts as the investment manager to our U.S. and Bermuda companies. AAME acts as the investment adviser to our German subsidiaries.

The dotted lines connecting AAM to AHL and certain of its subsidiaries and the dashed line connecting AAME to Athene Deutschland Holding GmbH & Co. KG (“ADKG”) denote our investment management and advisory relationships, respectively.

The ownership percentages shown reflect our percentage ownership prior to the offering and prior to giving effect to a conditional distribution of Athene Class B common shares that was declared by the board of directors of the general partner of AAA on May 22, 2017.(1)(2)

(1)	The organizational chart shows AHL and its material insurance company and holding company subsidiaries and omits certain of its subsidiaries, including certain insurance companies and intermediate holding companies. For a complete list of subsidiaries of AHL, please see Exhibit 21.1 to our Annual Report.
(2)	The ownership structure of AHL shown in the organizational chart is representational only and does not include the names of the direct or beneficial owners of our common shares. For more information about certain beneficial owners of our common shares, please see “Principal and Selling Shareholders.” It is expected that upon the pricing of this offering, (x) AAA will effectuate a distribution of 10,767,217 Athene Class B common shares in the aggregate to the AAA unitholders, constituting 17.6% of the total 61,225,145 of Class B common shares beneficially owned by AAA (the “AAA Distribution”) and (y) 849,581 Class B common shares will be distributed by AAA Investments, L.P., a direct subsidiary of AAA (“AAA Investments”), to AAA Associates, L.P. (“AAA Associates”), its general partner, in respect of its carried interest and general partnership interest in AAA Investments in connection with the distribution by AAA Investments to AAA of Class B common shares for the purpose of effectuating the AAA Distribution (the “AAA Investments Distribution”). The Class B common shares distributed by AAA will automatically become Class A common shares upon distribution to unitholders unless a unitholder is a member of the Apollo Group. The distributions described above are conditional upon the pricing of this offering and will not occur if the pricing of this offering does not occur.

The Offering
Class A common shares offered by the selling shareholders in this offering	16,200,000 Class A common shares (plus up to an additional 2,430,000 Class A common shares that the selling shareholders may sell upon the exercise of the underwriters’ option to purchase additional Class A common shares).

Class A common shares outstanding as of April 30, 2017	101,683,546 shares.

Class B common shares outstanding as of April 30, 2017	87,740,079 shares.

Class M common shares outstanding as of April 30, 2017	10,816,752 shares. The Class M common shares are convertible, once vested and the conversion price paid, on a one-for-one basis into Class A common shares.

Voting Rights	The Class A common shares collectively represent 55% of the total voting power of our common shares, subject to certain voting restrictions and adjustments. The Class B common shares, which are beneficially owned by members of the Apollo Group, represent, in aggregate, 45% of the total voting power of our common shares, subject to certain adjustments. Our Class A common shares may be subject to a cap of the voting power attributable to such shares or may be deemed to be non-voting depending upon whether a holder of such shares is subject to the restrictions set forth in our bye-laws. See “Description of Share Capital—Common Shares—Voting Rights.”

Use of proceeds	We will not receive any proceeds from the sale of the selling shareholders’ Class A common shares.

Dividend policy	We do not currently pay dividends on any of our common shares and we currently intend to retain all available funds and any future earnings for use in the operation of our business. We may, however, pay cash dividends on our common shares, including our Class A common shares, in the future. Any future determination to pay dividends will be made at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal and regulatory requirements, restrictions in our debt agreements and other factors our board of directors deems relevant. See “Dividend Policy” and “Description of Certain Indebtedness—Credit Facility.”

New York Stock Exchange symbol	Our Class A common shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “ATH.”

Summary Historical Consolidated Financial and Operating Data

The following tables set forth our summary historical consolidated financial and operating data. The summary historical consolidated financial data as of March 31, 2017, and for the three months ended March 31, 2017 and 2016, has been derived from our historical unaudited condensed consolidated financial statements and notes thereto included in our Quarterly Report. The summary historical consolidated financial data, as it relates to each of the years from 2012 through 2016, has been derived from our annual financial statements. The summary historical consolidated financial data as of December 31, 2016 and 2015, and each of the three years in the period ended December 31, 2016, has been derived from our historical audited consolidated financial statements and notes thereto included in our Annual Report. Our historical results are not necessarily indicative of future operating results. In addition, the summary historical consolidated financial and operating data presented below does not give effect to the correction of certain immaterial errors in the periods presented. See “Risk Factors—We previously identified material weaknesses in our internal control over financial reporting. If we fail to maintain effective internal control over financial reporting, we may not be able to accurately report our consolidated financial results.”

You should read this information in conjunction with the section entitled “Selected Historical Consolidated Financial and Operating Data” included elsewhere in this prospectus and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and notes thereto, in each case, as included in our Annual Report and our Quarterly Report.

Summary historical consolidated financial and operating data are as follows (dollars in millions, except per share data):

	Three months ended March 31,		Years ended December 31,
	2017	2016	2016(1)	2015(1),(2)	2014	2013(2)	2012(2)
Consolidated Statements of Income Data
Total revenues	$1,619	$722	$4,107	$2,616	$4,100	$1,749	$1,017
Total benefits and expenses	1,224	634	3,354	2,024	3,568	760	653
Income before income taxes	395	88	753	592	532	989	365
Net income available to AHL shareholders	373	87	805	562	463	916	377
Operating income, net of tax (a non-GAAP measure)	258	152	760	740	793	777	232
ROE	20.6%	6.3%	13.1%	11.3%	12.7%	39.6%	30.0%
ROE excluding AOCI (a non-GAAP measure)	22.2%	6.2%	13.3%	11.8%	14.0%	42.2%	32.9%
Operating ROE excluding AOCI (a non-GAAP measure)	15.3%	10.8%	12.5%	15.6%	24.0%	35.8%	20.3%
Earnings per share(3)
Basic	$1.94	$0.47	$4.31	$3.21	$3.58	$8.07	$5.59
Diluted – Class A common shares	$1.87	$0.47	$4.21	$3.21	$3.52	$7.96	$5.59
Operating earnings per share (a non-GAAP measure)
Operating diluted Class A common shares	$1.32	$0.82	$3.93	$4.23	$6.03	$6.75	$3.45
Weighted average common shares outstanding
Basic(3)	192,513,005	185,992,908	186,751,109	175,091,802	129,519,108	113,506,457	67,343,297
Diluted – Class A common shares(3)	81,297,593	50,081,765	53,530,476	41,301,248	131,608,464	115,110,030	67,343,297
Operating diluted Class A common shares (a non-GAAP measure)(4)	195,581,455	186,045,740	193,371,496	175,178,648	131,608,464	115,110,030	67,343,297

	Three months ended March 31,		Years ended December 31,
	2017	2016	2016(1)	2015(1),(2)	2014	2013(2)	2012(2)
Retirement Services Data:
Operating income, net of tax (a non-GAAP measure)	$267	$197	$809	$769	$764	$416	N/A	(5)
Operating ROE excluding AOCI (a non-GAAP measure)	22.8%	19.7%	19.1%	22.7%	32.2%	23.2%	N/A	(5)
Investment margin on deferred annuities (a non-GAAP measure)	2.85%	2.63%	2.77%	2.45%	2.32%	2.98%	N/A	(5)

	March 31, 2017	December 31,
		2016(1)	2015(1),(2)	2014	2013(2)	2012(2)
Consolidated Balance Sheets Data
Investments, including related parties	$75,129	$72,433	$64,525	$60,631	$58,156	$13,911
Investments of consolidated variable interest entities	956	901	1,565	3,409	4,348	2,478
Total assets	89,220	86,720	80,854	82,710	80,807	19,315
Interest sensitive contract liabilities	62,634	61,532	57,296	60,641	60,386	13,264
Future policy benefits	14,727	14,569	14,540	11,137	10,712	2,462
Notes payable, including related party notes payable	—	—	—	—	351	153
Borrowings of consolidated variable interest entities	—	—	500	2,017	2,413	1,225
Total liabilities	81,623	79,814	75,491	78,122	77,952	17,452
Total AHL shareholders’ equity	7,597	6,905	5,362	4,555	2,761	1,863
Book value per share	$39.26	$35.91	$28.81	$32.29	$23.99	$16.61
Book value per share, excluding AOCI (a non-GAAP measure)	$35.17	$33.29	$30.09	$27.28	$22.36	$14.66
Common shares outstanding(6)	193,495,884	192,315,819	186,115,240	141,035,628	115,099,947	112,088,679
Operating diluted Class A common shares outstanding (a non-GAAP measure)(4)	196,849,755	196,400,281	186,115,240	143,347,480	120,341,882	112,088,679

(1)	Effective August 1, 2015, Athene Annuity and Life Company (formerly known as Aviva Life and Annuity Company, “AAIA”) agreed to novate certain open blocks of business ceded to Accordia Life and Annuity Insurance Company (formerly known as Presidential Life Insurance Company – USA, “Accordia”), an affiliate of Global Atlantic Financial Group Limited (“Global Atlantic”), and amended portions of reinsurance agreements between Athene Life Insurance Company of New York (“ALICNY,” formerly known as Aviva Life and Annuity Company of New York, “ALACNY”) and First Allmerica Financial Life Insurance Company (“FAFLIC”), an affiliate of Global Atlantic, which changed the reinsurance agreements from funds withheld coinsurance to coinsurance agreements. Refer to “Note 7 – Reinsurance” to our audited consolidated financial statements and notes thereto included in our Annual Report.
(2)	Reflects the acquisition of DLD from October 1, 2015, the acquisition of Aviva USA from October 2, 2013 and the acquisition of Presidential Life Corporation from December 28, 2012.
(3)	Basic earnings per share, including basic weighted average shares outstanding, includes all classes eligible to participate in dividends for each period presented. Diluted earnings per share on Class A common shares, including diluted Class A weighted average shares outstanding, includes the dilutive impacts, if any, of Class B common shares, Class M common shares and any other stock-based awards. Refer to “Note 13 – Earnings Per Share” to our consolidated financial statements and notes thereto included in our Annual Report for additional information regarding basic and diluted earnings per share.
(4)	Represents Class A common shares outstanding or weighted average common shares outstanding assuming conversion or settlement of all outstanding items that are able to be converted to or settled in Class A common shares, including the impacts of Class B common shares, Class M common shares and any other stock-based awards. For certain historical periods, Class M common shares were not included due to issuance restrictions which were contingent upon our IPO. Refer to “Note 12 – Stock-based Compensation” to our consolidated financial statements and notes thereto included in our Annual Report for additional information regarding the IPO issuance restriction.
(5)	Prior to 2013, we did not operate our business under reporting segments and instead the company was operated as a single operating segment. Therefore, there were no segment operating results during 2012.

(6)	Represents common shares outstanding for all classes eligible to participate in dividends for each period presented. Refer to “Note 13 – Earnings Per Share” to our consolidated financial statements and notes thereto included in our Annual Report and “Note 9 – Earnings Per Share” to our unaudited condensed consolidated financial statements and notes thereto included in our Quarterly Report for additional information regarding classes eligible to participate in dividends as of each period.

Non-GAAP Measures

In addition to our results presented in accordance with GAAP, our results of operations include certain non-GAAP measures commonly used in our industry. Management believes the use of these non-GAAP measures, together with the relevant GAAP measures, provides a better understanding of our results of operations and the underlying profitability drivers of our business. The majority of these non-GAAP measures are intended to remove from the results of operations the impact of market volatility (other than with respect to alternative investments) as well as integration, restructuring and certain other expenses which are not part of our underlying profitability drivers or likely to re-occur in the foreseeable future, as such items fluctuate from period-to-period in a manner inconsistent with these drivers. These measures should be considered supplementary to our results in accordance with GAAP and should not be viewed as a substitute for the GAAP measures. See “—Non-GAAP Measure Reconciliations” for the appropriate reconciliations to the GAAP measures.

Operating Income, Net of Tax

Operating income, net of tax, a commonly used operating measure in the life insurance industry, is a non-GAAP measure used to evaluate our financial performance excluding market volatility and expenses related to integration, restructuring, stock compensation, and other expenses. Our operating income, net of tax, equals net income available to AHL’s shareholders adjusted to eliminate the impact of the following (collectively, the “non-operating adjustments”):

•	Investment Gains (Losses), Net of Offsets - Investment gains (losses), net of offsets, consist of the realized gains and losses on the sale of AFS securities, the change in assumed modco and funds withheld reinsurance embedded derivatives, unrealized gains and losses, impairments, and other investment gains and losses. Unrealized, impairments and other investment gains and losses are comprised of the fair value adjustments of trading securities (other than collateralized loan obligations (“CLOs”)) and investments held under the fair value option, derivative gains and losses not hedging FIA index credits, and the net OTTI impacts recognized in operations net of the change in AmerUs Closed Block fair value reserve related to the corresponding change in fair value of investments and the change in unit linked reserves related to the corresponding trading securities. Investment gains and losses are net of offsets related to DAC, DSI, and VOBA amortization and changes to GLWB and GMDB reserves (together, GLWB and GMDB reserves represent rider reserves) as well as the MVAs associated with surrenders or terminations of contracts.

•	Change in Fair Values of Derivatives and Embedded Derivatives - FIAs, Net of Offsets - Impacts related to the fair value accounting for derivatives hedging the FIA index credits and the related embedded derivative liability fluctuate from period-to-period. The index reserve is measured at fair value for the current period and all periods beyond the current policyholder index term. However, the FIA hedging derivatives are purchased to hedge only the current index period. Upon policyholder renewal at the end of the period, new FIA hedging derivatives are purchased to align with the new term. The difference in duration between the FIA hedging derivatives and the index credit reserves creates a timing difference in earnings. This timing difference of the FIA hedging derivatives and index credit reserves is included as a non-operating adjustment, net of offsets related to DAC, DSI, and VOBA amortization and changes to rider reserves.

We primarily hedge with options that align with the index terms of our FIA products (typically 1-2 years). From an economic basis, we believe this is suitable because policyholder accounts are credited with index performance at the end of each index term. However, because the “value of an embedded derivative” in an FIA contract is longer-dated, there is a duration mismatch which may lead to mismatches for accounting purposes.

•	Integration, Restructuring, and Other Non-operating Expenses - Integration, restructuring, and other non-operating expenses consist of restructuring and integration expenses related to mergers and acquisitions as well as certain other expenses which are not part of our core operations or likely to re-occur in the foreseeable future.

•	Stock Compensation Expense - To date, stock compensation expenses associated with our share incentive plans, excluding our long term incentive plan, are not part of our core operating expenses and fluctuate from time to time due to the structure of our plans.

•	Bargain Purchase Gain - Bargain purchase gains associated with acquisitions are adjustments to net income as they are not consistent with our core operations.

•	Income Taxes (Expense) Benefit - Non-operating - The non-operating income tax expense is comprised of the appropriate jurisdiction’s tax rate applied to the non-operating adjustments that are subject to income tax.

We consider these non-operating adjustments to be meaningful adjustments to net income available to AHL’s shareholders for the reasons discussed in greater detail above. Accordingly, we believe using a measure which excludes the impact of these items is effective in analyzing the trends in our results of operations. Together with net income available to AHL’s shareholders, we believe operating income, net of tax, provides a meaningful financial metric that helps investors understand our underlying results and profitability. Operating income, net of tax, should not be used as a substitute for net income available to AHL’s shareholders.

ROE Excluding AOCI and Operating ROE Excluding AOCI

ROE excluding AOCI and operating ROE excluding AOCI are non-GAAP measures used to evaluate our financial performance excluding the impacts of AOCI. AOCI fluctuates period-to-period in a manner inconsistent with our underlying profitability drivers as the majority of such fluctuation is related to the market volatility of the unrealized gains and losses associated with our AFS securities. Once we have reinvested acquired blocks of businesses, we typically buy and hold AFS investments to maturity throughout the duration of market fluctuations, therefore, the period-over-period impacts in unrealized gains and losses are not necessarily indicative of current operating fundamentals or future performance. Accordingly, we believe using measures which exclude AOCI is more effective in analyzing the trends of our operations. To enhance the ability to analyze these measures across periods, interim periods are annualized. ROE excluding AOCI and operating ROE excluding AOCI should not be used as a substitute for ROE. However, we believe the adjustments to equity are significant to gaining an understanding of our overall results of operations.

Operating Earnings Per Share - Operating Diluted Class A, Weighted Average Shares Outstanding—Operating Diluted Class A Common Shares and Book Value Per Share Excluding AOCI

Operating earnings per share—operating diluted Class A, weighted average shares outstanding—operating diluted Class A common shares and book value per share excluding AOCI are non-GAAP measures used to evaluate our financial performance and financial condition. The non-GAAP measures adjust the number of shares included in the corresponding GAAP measures to reflect the conversion or settlement of all shares and other stock-based awards outstanding. We believe using these measures represent an economic view of our share counts and provide a simplified and consistent view of our outstanding shares. Operating earnings per share—operating diluted Class A is calculated as the operating income, net of tax over the weighted average shares outstanding—operating diluted Class A common shares. Book value per share excluding AOCI is calculated as the ending AHL shareholders’ equity excluding AOCI divided by the operating diluted Class A common shares outstanding. Our Class B common shares are economically equivalent to Class A common shares and can be converted to Class A common shares on a one-for-one basis at any time. Our Class M common shares are in the legal form of shares but economically function as options as they are convertible into Class A shares after vesting and settlement of the conversion price. In calculating Class A diluted earnings per share on a GAAP basis, we are required to apply sequencing rules to determine the dilutive impacts, if any, of our Class B common shares, Class M common shares and any other stock-based awards. To the extent our Class B common shares, Class M common shares and/or any other stock-based awards are not dilutive they are excluded. Weighted average shares outstanding—operating diluted Class A common shares and operating diluted Class A common shares outstanding assume conversion or settlement of all outstanding items that are able to be converted to or settled in Class A common shares, including the impacts of Class B common shares on a one-for-one basis, the impacts of all Class M common shares net of the conversion price and any other stock-based awards. For certain historical periods, Class M shares were not included due to issuance restrictions which were contingent upon our IPO. Operating earnings per share—operating diluted Class A, weighted average shares outstanding—operating diluted Class A common shares and book value per share excluding AOCI should not be used as a substitute for basic earnings per share—Class A common shares, basic weighted average shares outstanding—Class A or book value per share. However, we believe the adjustments to the shares and equity are significant to gaining an understanding of our overall results of operations and financial condition.

Retirement Services Net Investment Earned Rate, Cost of Crediting and Investment Margin on Deferred Annuities

Investment margin is a key measurement of the financial health of our Retirement Services core deferred annuities. Investment margin on our deferred annuities is generated from the excess of our net investment earned rate over the cost of crediting to our policyholders. Net investment earned rate is a key measure of investment returns and cost of crediting is a key measure of the policyholder benefits on our deferred annuities.

Net investment earned rate is a non-GAAP measure we use to evaluate the performance of our invested assets that does not correspond to GAAP net investment income. Net investment earned rate is computed as the income from our invested assets divided by the average invested assets for the relevant period. To enhance the ability to analyze these measures across periods, interim periods are annualized. The adjustments to arrive at our net investment earned rate add alternative investment gains and losses, gains and losses related to trading securities for CLOs, net variable interest entity (“VIE”) impacts (revenues, expenses and noncontrolling interest) and the change in reinsurance embedded derivatives. We include the income and assets supporting our assumed reinsurance by evaluating the underlying investments of the funds withheld at interest receivables and we include the net investment income from those underlying investments which does not correspond to the GAAP presentation of reinsurance embedded derivatives. We exclude the income and assets supporting business that we have exited through ceded reinsurance including funds withheld agreements. We believe the adjustments for reinsurance provide a net investment earned rate on the assets for which we have economic exposure.

Cost of crediting is the interest credited to the policyholders on our fixed strategies as well as the option costs on the index annuity strategies. With respect to FIAs, the cost of providing index credits includes the expenses incurred to fund the annual index credits, and where applicable, minimum guaranteed interest credited. The interest credited on fixed strategies and option costs on index annuity strategies are divided by the average account value of our deferred annuities. Under GAAP, deposits and withdrawals for fixed indexed and fixed rate annuities are reported as deposit liabilities (or policyholder funds). Our average account values are averaged over the number of quarters in the relevant period to obtain our cost of crediting for such period. To enhance the ability to analyze these measures across periods, interim periods are annualized.

Net investment earned rate, cost of crediting and investment margin on deferred annuities are non-GAAP measures we use to evaluate the profitability of our core deferred annuities business. Deferred annuities include our fixed rate annuities and FIAs, which account for approximately 80% of our Retirement Services reserve liabilities as of March 31, 2017. We believe measures like net investment earned rate, cost of crediting and investment margin on deferred annuities are effective in analyzing the trends of our core business operations, profitability and pricing discipline. While we believe net investment earned rate, cost of crediting and investment margin on deferred annuities are meaningful financial metrics and enhance our understanding of the underlying profitability drivers of our business, they should not be used as a substitute for net investment income and interest sensitive contract benefits presented under GAAP.

Invested Assets

In managing our business we analyze invested assets, which do not correspond to total investments, including investments in related parties, as disclosed in our consolidated financial statements and notes thereto. Invested assets represent the investments that directly back our policyholder liabilities as well as surplus assets. Invested assets is used in the computation of net investment earned rate, which allows us to analyze the profitability of our investment portfolio. Invested assets includes (a) total investments on the consolidated balance sheets with AFS securities at cost or amortized cost, excluding derivatives, (b) cash and cash equivalents and restricted cash, (c) investments in related parties, (d) accrued investment income, (e) the consolidated VIE assets, liabilities and noncontrolling interest and (f) policy loans ceded (which offset the direct policy loans in total investments). Invested assets also excludes assets associated with funds withheld liabilities related to business exited through reinsurance agreements and derivative collateral (offsetting the related cash positions). We include the underlying investments supporting our assumed funds withheld and modco agreements in our invested assets calculation in order to match the assets with the income received. We believe the adjustments for reinsurance provide a view of the assets for which we have economic exposure. Our invested assets are averaged over the number of quarters in the relevant period to compute our net investment earned rate for such period.

Reserve Liabilities

In managing our business we also analyze reserve liabilities, which does not correspond to total liabilities as disclosed in our consolidated financial statements and notes thereto. Reserve liabilities represents our policyholder liability obligations net of reinsurance. Reserve liabilities is used to analyze the costs of our liabilities. Reserve liabilities includes (a) the interest sensitive contract liabilities, (b) future policy benefits, (c) dividends payable to policyholders, and (d) other policy claims and benefits, offset by reinsurance recoverables, excluding policy loans ceded. Reserve liabilities is net of the ceded liabilities to third-party reinsurers as the costs of the liabilities are passed to such reinsurers and therefore we have no net economic exposure to such liabilities, assuming our reinsurance counterparties perform under our agreements. The majority of our ceded reinsurance is a result of reinsuring large blocks of life business following acquisitions. For such transactions, GAAP requires the ceded liabilities and related reinsurance recoverables to continue to be recorded in our consolidated financial statements despite the transfer of economic risk to the counterparty in connection with the reinsurance transaction.

Sales

Sales statistics do not correspond to revenues under GAAP, but are used as relevant measures of understanding our business performance. Our sales statistics include fixed rate annuities and FIAs and align with the LIMRA definition of all money paid into an individual annuity, including money paid into new contracts with initial purchase occurring in the specified period and existing contracts with initial purchase occurring prior to the specified period (excluding internal transfers).

Non-GAAP Measure Reconciliations

The following are reconciliations of operating income, net of tax, weighted average shares outstanding—operating diluted Class A common shares and operating income, net of tax—per operating diluted Class A common share to their corresponding GAAP measures, net income available to AHL shareholders, basic weighted average shares outstanding—Class A common shares and basic earnings per share—Class A common shares, respectively, for the periods presented below (dollars in millions, except per share data):

	Three months ended March 31,		Years ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Operating income, net of tax	$258	$152	$760	$740	$793	$777	$232

Non-operating adjustments
Investment gains (losses), net of offsets	57	(19)	47	(56)	151	(4)	228
Change in fair values of derivatives and embedded derivatives – FIAs, net of offsets	94	(69)	97	(27)	(30)	154	(38)
Integration, restructuring and other non-operating expenses	(9)	(1)	(22)	(58)	(279)	(184)	(38)
Stock compensation expense	(13)	15	(79)	(67)	(148)	—	—
Bargain purchase gain	—	—	—	—	—	152	(2)
Income tax (expense) benefit – non- operating	(14)	9	2	30	(24)	21	(5)

Total non-operating adjustments	115	(65)	45	(178)	(330)	139	145

Net income available to AHL shareholders	$373	$87	$805	$562	$463	$916	$377

Segment Data:
Retirement Services	$267	$197	$809	$769	$764	$416
Corporate and Other	(9)	(45)	(49)	(29)	29	361

Operating income, net of tax	$258	$152	$760	$740	$793	$777

	Three months ended March 31,		Years ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Basic weighted average shares outstanding – Class A	78,246,213	50,028,933	52,086,945	41,214,402	11,105,082	494,201	388,126
Conversion of Class B shares to Class A shares	110,772,123	135,963,975	134,445,840	133,877,400	118,414,026	113,012,256	66,955,171
Conversion of Class M shares to Class A shares	6,168,749	—	6,609,590	—	—	—	—
Effect of other stock compensation plans	394,370	52,832	229,121	86,846	11	9	—
Effect of equity swap	—	—	—	—	2,089,345	1,603,564	—

Weighted average shares outstanding – operating diluted Class A common shares	195,581,455	186,045,740	193,371,496	175,178,648	131,608,464	115,110,030	67,343,297

	Three months ended March 31,		Years ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Operating income, net of tax – per operating diluted Class A common share	$1.32	$0.82	$3.93	$4.23	$6.03	$6.75	$3.45

Non-operating adjustments
Investment gains (losses), net of offsets	0.30	(0.10)	0.24	(0.33)	1.15	(0.03)	3.38
Change in fair values of derivatives and embedded derivatives – FIAs, net of offsets	0.48	(0.36)	0.51	(0.15)	(0.24)	1.33	(0.56)
Integration, restructuring and other non-operating expenses	(0.05)	(0.01)	(0.12)	(0.33)	(2.12)	(1.61)	(0.57)
Stock compensation expense	(0.07)	0.08	(0.41)	(0.38)	(1.12)	—	—
Bargain purchase gain	—	—	—	—	—	1.33	(0.03)
Income tax (expense) benefit – non-operating	(0.07)	0.04	0.01	0.17	(0.18)	0.19	(0.08)

Total non-operating adjustments	0.59	(0.35)	0.23	(1.02)	(2.51)	1.21	2.14

Effect of items convertible to or settled in Class A common shares	0.03	—	0.15	—	0.06	0.11	—

Basic earnings per share – Class A common shares	$1.94	$0.47	$4.31	$3.21	$3.58	$8.07	$5.59

The following is a reconciliation of total AHL shareholders’ equity excluding AOCI, which is used in calculating ROE excluding AOCI and book value per share excluding AOCI, to its corresponding GAAP measure, total AHL shareholders’ equity, for the periods presented (dollars in millions):

	Three months ended March 31,		December 31,
	2017	2016	2016	2015	2014	2013	2012
Total AHL shareholders’ equity	$7,597	$5,638	$6,905	$5,362	$4,555	$2,761	$1,863
Less: AOCI	673	(52)	367	(237)	644	70	219

Total AHL shareholders’ equity excluding AOCI	$6,924	$5,690	$6,538	$5,599	$3,911	$2,691	$1,644

Segment Data:
Retirement Services	$4,853	$4,071	$4,495	$3,974	$2,807	$1,941
Corporate and Other	2,071	1,619	2,043	1,625	1,104	750

Total AHL shareholders’ equity excluding AOCI	$6,924	$5,690	$6,538	$5,599	$3,911	$2,691

The following is a reconciliation of operating diluted Class A common shares outstanding to its corresponding GAAP measure, Class A common shares outstanding.

	March 31, 2017	December 31,
		2016	2015	2014	2013	2012
Class A common shares outstanding	101,337,744	77,035,785	50,151,265	15,752,736	494,200	494,200
Conversion of Class B shares to Class A shares	87,775,578	111,805,829	135,963,975	125,282,892	114,605,747	111,594,479
Conversion of Class M shares to Class A shares	6,856,194	6,809,252	—	—	—	—
Effect of other stock compensation plans	880,239	749,415	—	—	—	—
Effect of equity swap	—	—	—	2,311,852	5,241,935	—

Operating diluted Class A common shares outstanding	196,849,755	196,400,281	186,115,240	143,347,480	120,341,882	112,088,679

The following is a reconciliation of book value per share, excluding AOCI to the corresponding GAAP measure, book value per share.

	March 31, 2017	December 31,
		2016	2015	2014	2013	2012
Book value per share	$39.26	$35.91	$28.81	$32.29	$23.99	$16.61
AOCI	(3.48)	(1.91)	1.28	(4.56)	(0.60)	(1.95)
Effect of items convertible to or settled in Class A common shares	(0.61)	(0.71)	—	(0.45)	(1.03)	—

Book value per share, excluding AOCI	$35.17	$33.29	$30.09	$27.28	$22.36	$14.66

The following is Retirement Services’ investment margin and its components, net investment earned rate and cost of crediting, each reconciled to their corresponding GAAP measure, net investment income and interest sensitive contract benefits, respectively, for the period presented below (dollars in millions):

	Three months ended March 31,				Years ended December 31,
	2017		2016		2016		2015		2014		2013
	Dollar	Rate	Dollar	Rate	Dollar	Rate	Dollar	Rate	Dollar	Rate	Dollar	Rate
Retirement Services:
Net investment earned rate		4.76%		4.59%		4.73%		4.37%		4.26%		5.40%
Cost of crediting on deferred annuities		1.91%		1.96%		1.96%		1.92%		1.94%		2.42%

Investment margin on deferred annuities		2.85%		2.63%		2.77%		2.45%		2.32%		2.98%

GAAP net investment income	$786	4.32%	$692	4.10%	$2,916	4.19%	$2,508	4.06%	$2,333	3.95%	$1,074	4.14%

Reinsurance embedded derivative impacts	45	0.25%	36	0.21%	189	0.27%	84	0.15%	67	0.10%	156	0.59%
Net VIE earnings	11	0.06%	(16)	(0.09)%	1	—%	67	0.11%	146	0.25%	535	2.06%
Alternative income gain (loss)	(13)	(0.07)%	(32)	(0.19)%	(39)	(0.06)%	(42)	(0.07)%	4	0.01%	(22)	(0.08)%
Held for trading amortization	(15)	(0.08)%	—	—%	(35)	(0.05)%	(9)	(0.01)%	(12)	(0.02)%	(13)	(0.05)%

Total adjustments to arrive at net investment earnings/earned rate	28	0.16%	(12)	(0.07)%	116	0.16%	100	0.18%	205	0.34%	656	2.52%

Total net investment earnings/earned rate	$814	4.48%	$680	4.03%	$3,032	4.35%	$2,608	4.24%	$2,538	4.29%	$1,730	6.66%

Retirement Services	$780	4.76%	$691	4.59%	$2,955	4.73%	$2,572	4.37%	$2,483	4.26%	$1,363	5.40%
Corporate and Other	34	1.88%	(11)	(0.62)%	77	1.08%	36	1.38%	55	5.91%	367	49.25%

Total net investment earnings/earned rate	$814	4.48%	$680	4.03%	$3,032	4.35%	$2,608	4.24%	$2,538	4.29%	$1,730	6.66%

Retirement Services average invested assets	$65,580		$60,259		$62,509		$58,917		$58,284		$25,220
Corporate and Other average invested assets	7,123		7,153		7,113		2,567		923		745

Consolidated average invested assets	$72,703		$67,412		$69,622		$61,484		$59,207		$25,965

GAAP interest sensitive contract benefits	$696	5.05%	$253	2.03%	$1,293	2.48%	$690	1.42%	$1,822	3.77%	$1,064	5.23%

Interest credited other than deferred annuities	(30)	(0.22)%	(29)	(0.23)%	(110)	(0.21)%	(94)	(0.19)%	(107)	(0.22)%	(41)	(0.20)%
FIA option costs	145	1.04%	136	1.11%	559	1.08%	510	1.04%	442	0.92%	131	0.65%
Product charges (strategy fees)	(17)	(0.12)%	(11)	(0.09)%	(53)	(0.10)%	(33)	(0.07)%	(11)	(0.02)%	(1)	—%
Reinsurance embedded derivative impacts	9	0.07%	6	0.05%	29	0.06%	18	0.04%	14	0.03%	13	0.06%
Change in fair value of embedded derivatives – FIAs	(534)	(3.87)%	(136)	(1.10)%	(730)	(1.41)%	(174)	(0.36)%	(1,294)	(2.68)%	(699)	(3.44)%
Negative VOBA amortization	12	0.09%	9	0.07%	48	0.09%	68	0.14%	73	0.15%	33	0.16%
Unit linked change in reserves	(18)	(0.13)%	15	0.12%	(15)	(0.03)%	(27)	(0.06)%	—	—%	—	—%
Other changes in interest sensitive contract liabilities	—	—%	—	—%	(2)	—%	(18)	(0.04)%	(3)	(0.01)%	(9)	(0.04)%

Total adjustments to arrive at cost of crediting on deferred annuities	(433)	(3.14)%	(10)	(0.07)%	(274)	(0.52)%	250	0.50%	(886)	(1.83)%	(573)	(2.81)%

Retirement Services cost of crediting on deferred annuities	$263	1.91%	$243	1.96%	$1,019	1.96%	$940	1.92%	$936	1.94%	$491	2.42%

Average account value	$55,154		$49,626		$51,921		$48,956		$48,353		$20,308

RISK FACTORS

Investing in our common shares involves a high degree of risk, including the potential loss of all or part of your investment. Before making an investment decision to purchase our common stock, you should carefully read and consider all of the risks and uncertainties set forth or incorporated by reference in this prospectus, including the risks and uncertainties discussed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report and our Quarterly Report, and our consolidated financial statements and related notes thereto included in our Annual Report and Quarterly Report, each of which is incorporated by reference herein. The occurrence of any of the following risks or additional risks and uncertainties that are currently immaterial or unknown could materially and adversely affect our business, financial condition, liquidity, results of operations, cash flows or prospects. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below. See “Special Note Regarding Forward-Looking Statements and Market Data.”

There may be sales of a substantial amount of our common shares after this offering by our current shareholders as certain restrictions on sale expire, and these sales could cause the price of our common shares to fall.

Our directors, executive officers and shareholders holding 100% of our common shares outstanding prior to our initial public offering (“IPO”) agreed that they would not sell any shares prior to the expiration of certain time periods after December 8, 2016, the date upon which the SEC declared the registration statement for our IPO effective (the “Effective Date”). See “Certain Relationships and Related Transactions, and Director Independence—Relationships and Related Party Transactions with Apollo or its Affiliates—Registration Rights Agreement” in our Proxy Statement and in the section entitled “Shares Eligible for Future Sale—Lock-Up Agreements” in this prospectus. Certain of our shareholders selling Class A common shares in this offering are bound by these lockup restrictions, which are being waived with respect to the shares being sold in this offering (including Athene common shares sold by AAA Associates in the offering in respect of its carried interest in connection with the AAA Investments Distribution) and shares distributed by AAA to its unitholders in the conditional distribution but not sold in this offering but will otherwise remain in effect. See “Principal and Selling Shareholders—Selling Shareholders.” However, Apollo and its affiliates and their respective directors, officers and employees will be restricted from selling or transferring any Athene common shares received by them in their capacity as AAA unitholders in connection with the AAA Distribution in accordance with the restrictions described below. Lock-up periods applicable to existing holders under the Third Amended and Restated Registration Rights Agreement (as amended, restated, supplemented or otherwise modified from time to time, the “Registration Rights Agreement”) end with respect to one-third of the shares owned by such holders on July 21, 2017, December 8, 2017 and March 3, 2018, provided that (i) our executive officers and directors and (ii) certain of our shareholders, representing approximately 6.6% and 8.3%, respectively, of our common shares, have agreed not to sell any shares until March 3, 2018 and December 8, 2018, respectively.

Before giving effect to this offering, approximately 19,305,743; 36,176,948; 61,487,578 and 15,414,737 of our common shares will be eligible for future sale on July 21, 2017, December 8, 2017, March 3, 2018 and December 8, 2018, respectively. These Registration Rights Agreement lock-up restrictions are subject to waiver by our board of directors, including in the event that holders are permitted to sell their shares in follow-on registered offerings, and our board of directors has agreed to waive these restrictions for those shareholders selling in this offering (including Athene common shares sold by AAA Associates in the offering in respect of its carried interest in connection with the AAA Investments Distribution) as well as in respect of Athene common shares received by AAA unitholders in connection with the AAA Distribution; provided, that Apollo and its affiliates and their respective directors, officers and employees will be restricted from selling or transferring any Athene common shares received by them in their capacity as AAA unitholders in connection with the AAA Distribution in accordance with the restrictions described above. After giving effect to this offering (assuming that all the Class A common shares being offered hereby are sold and that the underwriters do not exercise their option to purchase additional Class A common shares), approximately 7,365,556; 34,391,611; 54,636,230 and 15,652,409 of our common shares will be eligible for future sale on July 21, 2017, December 8, 2017, March 3, 2018 and December 8, 2018, respectively. Of these shares, approximately 3,304,412; 28,050,666; 44,790,060 and 15,652,409 of our common shares that are eligible for future sale on July 21, 2017, December 8, 2017, March 3, 2018 and December 8, 2018, respectively, are held by our officers, directors, employees or shareholders holding 5% or more of our outstanding common shares. In addition, we, our executive officers, directors, the selling shareholders who participated in the IPO and the substantial majority of our pre-IPO shareholders are subject to a 180-day lock-up entered into with the underwriters who participated in our IPO pursuant to lock-up agreements that expire on June 6, 2017 (the “IPO Lock-Ups”). The IPO Lock-Ups are being waived with respect to the Athene common shares being sold by the selling shareholders in this offering (including Athene common shares sold by AAA Associates in the offering in respect of its carried interest in connection with the AAA Investments Distribution), Athene common shares distributed by AAA to its unitholders in the conditional distribution but not sold in this offering and shares being distributed by AAA Investments to AAA Associates in respect of its general partnership interest in AAA Investments in connection with the AAA Investments Distribution; otherwise, the IPO Lock-Ups remain in effect, subject to certain limited exceptions.

In connection with this offering, we, our directors and executive officers, Apollo and its affiliates, including certain Apollo managed accounts that are participating as selling shareholders in this offering, and the other selling shareholders in this offering (other than AAA unitholders receiving Athene common shares as part of the conditional distribution from AAA) have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common shares, or any securities convertible into or exchangeable for any of their common shares, or any securities convertible into or exchangeable for any of their common shares, during the period from the date of this prospectus through and including July 20, 2017, except with the prior written consent of Goldman Sachs & Co. LLC. Goldman Sachs & Co. LLC, on behalf of the underwriters in our IPO, has agreed to the following waivers with respect to the IPO Lock-Ups and the lock-up restrictions in the Registration Rights Agreement: (i) releases in connection with the conditional distribution by AAA of Class B common shares to its unitholders and the conditional distribution by AAA Investments to AAA Associates of Class B common shares in respect of its carried interest and general partnership interest in connection with the AAA Investments Distribution; (ii) releases in connection with any actions in respect of Athene common shares received in the conditional distributions referenced in the foregoing clause (i); (iii) releases solely for the purpose of effecting this offering (including Athene common shares sold by the selling shareholders in this offering and Athene common shares sold by AAA Associates in this offering); and (iv) releases in connection with the possible future sale by AAA Associates of shares in respect of its carried interest pursuant to a Rule 10b5-1 Plan under the Exchange Act. We have further agreed with the underwriters, subject to certain exceptions, that we will not waive the lock-up restrictions in the Registration Rights Agreement during the period from the date of this prospectus through and including July 20, 2017, except with the prior written consent of Goldman Sachs & Co. LLC. As these lock-up periods end or shares waived from such lockups are released from such restrictions, the market price of our common shares could decline if the holders of those shares sell them or are perceived by the market as intending to sell them. Additionally, existing holders of our common shares have registration rights under the Registration Rights Agreement, subject to certain conditions, which require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other shareholders in the future.

We previously identified material weaknesses in our internal control over financial reporting. If we fail to maintain effective internal control over financial reporting, we may not be able to accurately report our consolidated financial results.

We previously identified material weaknesses in our internal control over financial reporting as of and for the years ended December 31, 2014 and 2013. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. If we fail to maintain effective internal control over financial reporting, we may not be able to accurately report our consolidated financial results.

During the process of preparing and completing our consolidated financial statements for the year ended December 31, 2013, we determined we did not have sufficient internal control over financial reporting related to: (1) actuarial balances of the blocks of business acquired from Aviva USA and (2) the preparation and accuracy of income tax balances, each of which constituted a material weakness. To address the material weakness over actuarial balances, we designed and implemented controls to review the data inputs, models, reserve systems, valuations and other processes related to material reserves acquired from Aviva USA. Finally, we designed and implemented review controls over actuarial model changes in the actuarial units across our company. To address the material weakness over income tax balances, we took several actions, including adding expertise and resources to our tax staff through adding a global senior head of tax with significant experience, and enhancing our capabilities and processes to support financial reporting for income taxes. Additionally, we have designed controls to support the comprehensive review over our income tax processes, which include providing supporting documentation and analyses of our income tax accounting positions in a timely manner and managing the response to complex accounting for the income tax consequences of insurance acquisitions to prevent or detect misstatements in the determination of the income tax consequences of future acquisitions. Management believes that these deficiencies no longer constituted material weaknesses as of December 31, 2015, and as of December 31, 2016, assessed these deficiencies as significant deficiencies.

Due to a transition period established by rules of the SEC for newly public companies, we are not required to conduct an evaluation of our internal controls over financial reporting as required under Section 404 of the Sarbanes-Oxley Act of 2002 until the year ended December 31, 2017, nor have we conducted such an evaluation. Such an evaluation would include documenting internal control activities and procedures over financial reporting, assessing the design effectiveness of such controls, and testing the operating effectiveness of such controls, and could result in the identification of additional material weaknesses in our internal control over financial reporting.

Any failure to maintain adequate internal control over financial reporting or to implement required, new or improved internal controls, or difficulties encountered in their implementation, could cause us to report additional material weaknesses in our internal control over financial reporting, and may result in our inability to accurately report our consolidated financial results. Any such failure could have a material and adverse effect on our consolidated financial results and the value of our common shares.

As part of our continuing initiative to improve controls in our business processes and confirm the accuracy of our data relating to blocks of businesses acquired from Aviva USA as well as deposits since the acquisition, we identified an error in May 2017 relating to the impact of certain inputs used to calculate certain actuarial balances, which had the result of misstating our net investment earned rate used in the amortization calculation of deferred acquisition costs, or DAC and the change in future policy benefits. The cumulative impact of this item as of March 31, 2017 was a decrease in pre-tax income for the periods from October 2, 2013 through March 31, 2017 of approximately $43 million. The impact of this adjustment relating to each individual annual period in 2013, 2014, 2015 and 2016 as well as interim periods in 2015, 2016 and 2017 is immaterial. For the three months ended March 31, 2017 and March 31, 2016, such pre-tax amounts were $2 million and $3 million, respectively. For the years ended December 31, 2016, December 31, 2015, December 31, 2014 and December 31, 2013, such pre-tax amounts were $12 million, $10 million, $15 million and $4 million, respectively. We will revise our quarterly financial statements for the three months ended March 31, 2017 and March 31, 2016 and our annual financial statements for the periods ended December 31, 2016, 2015 and 2014 that were previously filed for this and other adjustments that collectively are immaterial to all of these periods. We expect to file these revised financial statements by not later than the end of the second quarter of 2017. While management believes that this issue has been sufficiently mitigated, there is no assurance that our initiative to improve our business processes and controls will not result in the discovery of further errors associated with the blocks of business acquired from Aviva USA and may have an adverse effect on our financial results in the future.

We may raise additional equity capital in the future. Future issuances or the possibility of future sales of a substantial amount of equity by our shareholders or by us may depress the price of your investment in our common shares and result in substantial dilution to you.

If our shareholders sell a large number of shares of our common shares, or if we issue a large number of our common shares in connection with future acquisitions, financings or other circumstances, the market price of our common shares could decline significantly. Moreover, the perception in the public market that our shareholders might sell our common shares could depress the market price of those shares.

Our bye-laws contain provisions that cause a holder of Class A common shares to lose the right to vote the shares if the holder owns an equity interest in Apollo, AAA or certain other entities.

Our bye-laws contain provisions that impose restrictions on certain Class A common shares in order to reduce the likelihood that U.S. persons that directly or indirectly own our common shares will experience adverse tax consequences attributable to related person insurance income (“RPII”). See “Risk Factors—Risks Relating to Taxation” in our Annual Report. These provisions could cause a holder to lose the right to vote its Class A common shares if the holder or one of its affiliates owns (or is treated as owning) any equity interests (or instruments treated as equity interests) in Apollo or AAA, if the holder or one of its affiliates owns (or is treated as owning) any of our Class B common shares or if the holder or one of its affiliates is a member of the Apollo Group. These restrictions do not affect the transferability of Class A common shares and do not apply unless the holder or one of its affiliates meets one of these conditions.

Investors may experience dilution in the future.

We have issued restricted Class M common shares to certain of our employees and to employees of AAM which enable them, upon meeting certain vesting criteria, to acquire Class A common shares at prices below the NYSE trading price of our Class A common shares. To the extent the outstanding restricted Class M common shares are ultimately exercised and/or to the extent we issue additional equity in the future, there may be dilution to investors.

Our bye-laws contain provisions that could discourage takeovers and business combinations that our shareholders might consider in their best interests, including provisions that prevent a holder of Class A common shares from having a significant stake in Athene.

Our bye-laws include certain provisions that could have the effect of delaying, deferring, preventing or rendering more difficult a change of control that holders of our Class A common shares might consider in their best interests. For example, our bye-laws prohibit holders of our Class A common shares and certain other classes of our common shares (other than those owned by the Apollo Group) from having more than 9.9% of the total voting power of our common shares. Subject to certain exceptions determined by our board on the basis set forth in our bye-laws, the votes attributable to a holder of Class A common shares above 9.9% of the total voting power of our common shares are redistributed to other holders of Class A common shares pro rata based on the then current voting power of each holder. Such adjustments are likely to result in a shareholder having voting rights in excess of its pro rata share of the voting power of our Class A common shares. Therefore, a shareholder’s voting rights may increase above 5% of the aggregate voting power of the outstanding common shares, thereby possibly resulting in the shareholder becoming a reporting person subject to Schedule 13D or 13G filing requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These requirements could discourage any potential investment in our Class A common shares. In addition, our board is classified into three classes of directors, with directors of each class serving staggered three-year terms. Any change in the number of directors is required by our bye-laws to be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class or from the removal of a director will hold such directorship for a term that coincides with the remaining term of that class. Moreover, our bye-laws require specific advance notice procedures and other protocols for holders of common shares to make shareholder proposals and nominate directors. Among other requirements, a shareholder must meet the minimum requirements for eligible shareholders to submit shareholder proposals under Rule 14a-8 of the Exchange Act, and submit specific information and make specific undertakings in relation to the shareholder proposal or director nomination. See “Description of Share Capital—Certain Bye-law Provisions—Shareholder Advance Notice Procedures.”

Any or all of these provisions could prevent holders of our Class A common shares from receiving the benefit from any premium to the market price of our Class A common shares offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of any of these provisions could adversely affect the prevailing market price of our Class A common shares if they were viewed as discouraging takeover attempts in the future.

AHL is a holding company with limited operations of its own. As a consequence, AHL’s ability to pay dividends on its common shares and to make timely payments on its debt obligations will depend on the ability of its subsidiaries to make distributions or other payments to it, which may be restricted by law.

AHL is a holding company with limited business operations of its own. AHL’s primary subsidiaries are insurance and reinsurance companies that own substantially all of its assets and conduct substantially all of its operations. Accordingly, AHL’s payment of dividends and ability to make timely payments on its debt obligations is dependent, to a significant extent, on the generation of cash flow by its subsidiaries and their ability to make such cash or other assets available to it, by dividend or otherwise. Dividends or distributions that may be paid by AHL’s insurance subsidiaries to it are limited or restricted by applicable insurance or other laws that are based in part on the prior year’s statutory income and surplus, or other sources. See “—Risks Relating to Insurance and Other Regulatory Matters—Our industry is highly regulated and we are subject to significant legal restrictions, regulations and regulatory oversight in connection with the operations of our business, including the discretion of various governmental entities in applying such restrictions and regulations. These restrictions may have a material adverse effect on our business, financial condition, liquidity, results of operations, cash flows and prospects” in our Annual Report. AHL’s subsidiaries may not be able to, or may not be permitted to, make distributions to enable AHL to meet its obligations and pay dividends. In particular, as a condition to the New York State Department of Financial Services (the “NYSDFS”) approval of our acquisition of ALICNY in connection with the broader Aviva USA acquisition, we have agreed not to cause ALICNY to declare, distribute or pay any dividend for five years from the date of acquisition of control of ALICNY without the prior written consent of the NYSDFS, which period expires on October 2, 2018. Similarly, as a condition to the approval of the Iowa Insurance Division (“IID”) of our acquisition of Aviva USA’s Iowa-domiciled subsidiaries, we have agreed not to cause AAIA to pay any dividend or other distribution to shareholders for five years, which period expires on August 15, 2018, without the prior approval of the IID. Further, any dividends paid to AHL by its U.S. subsidiaries would be subject to a 30% withholding tax under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), which creates a significant disincentive for AHL’s subsidiaries to pay such dividends and could have the effect of significantly reducing dividends or other amounts payable to AHL by its U.S. subsidiaries. These limitations on AHL’s U.S. subsidiaries’ abilities to pay dividends to it as a shareholder may negatively impact its financial condition, results of operations and cash flows.

Each subsidiary is a distinct legal entity and legal and contractual restrictions may also limit AHL’s ability to obtain cash from its subsidiaries. In addition to the specific restrictions described above, AHL’s subsidiaries, as members of its insurance holding company system, are subject to various statutory and regulatory restrictions on their ability to pay dividends to AHL, as further described under “Business—Regulation—United States—Restrictions on Dividends and Other Distributions” and “Business—Regulation—Bermuda—MMS, ECR and Restrictions on Dividends and Distributions” in our Annual Report.

AHL may in the future incur indebtedness in order to pay dividends to shareholders. If AHL did determine to incur additional indebtedness in order to pay dividends, such dividends would be subject to the terms of

AHL’s existing indebtedness as well as any credit agreement that AHL may enter into in the future. See “Description of Certain Indebtedness—Credit Facility.” AHL does not currently anticipate paying any regular cash dividends on its common shares following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of AHL’s board of directors and will depend on, among other things, AHL’s results of operations, financial condition, cash requirements, contractual restrictions and other factors that AHL’s board of directors may deem relevant. Therefore, any return on investment in AHL’s common stock may be solely dependent upon the appreciation of the price of AHL’s common stock on the open market, which may not occur.

We rely significantly on third parties for investment services and certain other services related to our policies, and we may be held responsible for obligations that arise from the acts or omissions of third parties under their respective agreements with us if they are deemed to have acted on our behalf.

We rely significantly on various third parties to provide investment services to us as well as to sell, distribute and provide administrative services for our subsidiaries’ policies. As such, our results may be affected by the performance of those parties. Additionally, our operations are dependent on various service providers and on various technologies, some of which are provided or maintained by certain key outsourcing partners and other parties. See “Risk Factors—Risks Relating to Our Investment Manager—Interruption or other operational failures in telecommunications, information technology and other operational systems at AAM or AAME or a failure to maintain the security, integrity, confidentiality or privacy of sensitive data residing on AAM’s or AAME’s systems, including as a result of human error, could have a material adverse effect on our business” in our Annual Report.

Many of our subsidiaries’ products and services are sold through third-party intermediaries. In particular, our insurance businesses are reliant on such intermediaries to describe and explain their products to potential customers, and although we take precautions to avoid this result, such intermediaries may be deemed to have acted on our behalf. If that occurs, the intentional or unintentional misrepresentation of our subsidiaries’ products and services in advertising materials or other external communications, or inappropriate activities by our personnel or an intermediary could result in liability for us and have an adverse effect on our reputation and business prospects, as well as lead to potential regulatory actions or litigation. In addition, as a result of our acquisitions, we rely on third-party administrators (“TPAs”) to administer a portion of our annuity contracts, as well as a small amount of legacy life insurance business. We currently rely on these TPAs to administer a number of our policies. Some of our reinsurers also use TPAs to administer business reinsured to them by us. To the extent any of these TPAs do not administer such business appropriately, we may experience customer complaints, regulatory intervention and other adverse impacts, which could affect our future growth and profitability. If any of these TPAs or their employees are found to have made material misrepresentations to our policyholders, violated applicable insurance, privacy or other laws and regulations or otherwise engaged in misconduct, we could be held liable for their actions, which could adversely affect our reputation and business prospects, as well as lead to potential regulatory actions or litigation. Our U.S. insurance subsidiaries have experienced increased service and administration complaints related to the conversion and administration of the Aviva USA life insurance policies reinsured to affiliates of Global Atlantic by the TPA retained by such Global Atlantic affiliates to provide services on such policies, as well as on certain annuity policies that were on Aviva USA’s life systems that were also converted to and are being administered by the same TPA. As a result of these increased complaints and service-related issues, our U.S. insurance subsidiaries may be subject to increased regulatory scrutiny, including fines and penalties, and policyholder litigation. To date, the NYSDFS has notified us that it intends to undertake a market conduct examination and the Texas Department of Insurance has notified us that it intends to undertake an enforcement proceeding relating to the treatment of policyholders subject to our reinsurance agreements with affiliates of Global Atlantic and the conversion of such annuity policies, including the administration of such blocks by such TPA. Additionally, if any of our TPAs fails to perform in accordance with our standards, we may incur additional costs in connection with finding and retaining new TPAs, which may divert the time and attention of our senior management from our business.

Additionally, past or future misconduct by agents that distribute our subsidiaries’ products or employees of our vendors could result in violations of law by us, regulatory sanctions and/or serious reputational or financial harm and the precautions we take to prevent and detect this activity may not be effective in all cases. Although we employ controls and procedures designed to monitor associates’ business decisions and to prevent us from taking excessive or inappropriate risks, associates may take such risks regardless of such controls and procedures. In addition, annuity sales to seniors have been the subject of increased scrutiny by the Financial Industry Regulatory Authority, Inc. (“FINRA”) and state insurance regulators, and have been the source of industry litigation in situations where annuity sales have allegedly been unsuitable for the financial needs of seniors.

Further, on April 6, 2016, the DOL issued a new regulation which imposes upon third parties who sell annuities within the Employee Retirement Income Security Act of 1974 (as amended, “ERISA”) plans or to individual retirement account (“IRA”) holders a fiduciary duty to the retirement investor. For the year ended December 31, 2016, of our total deposits of $8.8 billion from our organic channels, 42% was associated with sales of FIAs to employee benefit plans and IRAs and 14% was associated with traditional fixed annuities sold to employee benefit plans and IRAs. The requirements of the regulation were scheduled to begin to be implemented on April 10, 2017, with full implementation on January 1, 2018; however, the DOL has published an amendment to the regulation that delays the applicability date for 60 days to allow the DOL to review the potential impact of the regulation on the ability of Americans to gain access to retirement information and financial advice in accordance with an executive memorandum signed by President Trump on February 3, 2017. In addition to delaying the applicability date of the DOL regulation, the DOL revised certain prohibited transaction exemptions, most notably allowing all annuity products, fixed, FIAs and variable annuities, to rely on an updated version of prohibited transaction class exemption 84-24 from June 9, 2017 through January 1, 2018, at which time full implementation of the DOL regulation is required. We anticipate a possible replacement of the regulation that may be less burdensome but still requires sales to be in the best interest of clients; however any such change is not guaranteed. Implementation of the DOL regulation is expected to begin when the delay period expires on June 9, 2017. We continue to move forward in preparation for the delayed applicability date and full implementation on January 1, 2018, assuming the regulation remains unchanged.

The DOL regulation regarding fiduciary obligations of distributors of products to retirement accounts may result in additional compliance costs to us, regulatory scrutiny and litigation, as well as reduced sales of our products. As the fiduciary regulations are not currently in effect, we are not able to assess the actual impact that such regulations may have on us and our associates. However, when fully implemented such regulations may have an adverse effect on our results of operations and financial condition.

Fulfilling our obligations with respect to the requirements of and related rules under the Sarbanes-Oxley Act of 2002 will be expensive and time-consuming, and any delays or difficulties in satisfying these obligations could have a material adverse effect on our future results of operations and our share price.

We completed the IPO of our Class A common shares in December 2016. Following the transition period established by the rules of the SEC for newly public companies, the Sarbanes-Oxley Act of 2002 will require us to document and test the effectiveness of our internal control over financial reporting in accordance with an established internal control framework, and to report on our conclusions as to the effectiveness of our internal controls. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, starting with the filing of our annual report for 2017 to be filed in 2018. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal control over financial reporting, investors could lose confidence in the reliability of our financial statements. This could result in a decrease in the value of our common shares. Failure to comply with the Sarbanes-Oxley Act of 2002 could potentially subject us to sanctions or investigations by the SEC, the NYSE or other regulatory authorities.

Holders of our shares may have difficulty effecting service of process on us or enforcing judgments against us in the United States.

AHL is incorporated pursuant to the laws of Bermuda and is domiciled in Bermuda. In addition, certain of our directors and officers reside outside the United States, and a substantial portion of our assets are located in jurisdictions outside the United States. As such, we have been advised that there is doubt as to whether:

•	a holder of our shares would be able to enforce, in the courts of Bermuda, judgments of U.S. courts against us or against persons who reside in Bermuda based upon the civil liability provisions of the U.S. federal securities laws; or

•	a holder of our shares would be able to bring an original action in the Bermuda courts to enforce liabilities against us or our directors and officers who reside outside the United States based solely upon U.S. federal securities laws.

Further, we have been advised that there is no treaty in effect between the United States and Bermuda providing for the enforcement of judgments of U.S. courts, and there are grounds upon which Bermuda courts may not enforce judgments of U.S. courts. Because judgments of U.S. courts are not automatically enforceable in Bermuda, it may be difficult for you to recover against us based upon such judgments. Additionally, we have been advised that the United States and Bermuda do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. A Bermuda court may, however, impose civil liability on us or our directors or officers in a suit brought in the Supreme Court of Bermuda provided that the facts alleged constitute or give rise to a cause of action under Bermuda law. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under the U.S. federal securities laws, would not be allowed in Bermuda courts to the extent that they are contrary to public policy.

Our choice of forum provisions in our bye-laws may limit your ability to bring suits against us or our directors and officers.

Our bye-laws currently provide that if any dispute arises concerning the Companies Act 1981 (the “Companies Act”) or out of or in connection with our bye-laws, including any question regarding the existence and scope of any bye-law and/or whether there has been a breach of the Companies Act or our bye-laws by an officer or director (whether or not such a claim is brought in the name of a shareholder or in the name of the company), any such dispute shall be subject to the exclusive jurisdiction of the Supreme Court of Bermuda. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that the shareholder believes is favorable for disputes with us or our directors or officers, which may discourage lawsuits against us and our directors and officers. Alternatively, if a court were to find this provision of our bye-laws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

U.S. persons who own our shares may have more difficulty in protecting their interests than U.S. persons who are shareholders of a U.S. corporation.

The Companies Act, which applies to AHL, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant provisions of the Companies Act and our bye-laws which differ in certain respects from provisions of Delaware corporate law. Because the following statements are summaries, they do not discuss all aspects of Bermuda law that may be relevant to us and our shareholders.

Interested Directors

Bermuda law provides that we cannot void any transaction we enter into in which a director has an interest, nor can such director be liable to us for any profit realized pursuant to such transaction, provided the nature of the interest is disclosed at the first opportunity at a meeting of directors, or in writing, to the directors. Under Delaware law such transaction would not be voidable if:

•	the material facts as to such interested director’s relationship or interests were disclosed or were known to the board of directors and the board of directors had in good faith authorized the transaction by the affirmative vote of a majority of the disinterested directors;

•	such material facts were disclosed or were known to the shareholders entitled to vote on such transaction and the transaction was specifically approved in good faith by vote of the majority of shares entitled to vote thereon; or

•	the transaction was fair to the corporation as of the time it was authorized, approved or ratified.

Under Delaware law, the interested director could be held liable for a transaction in which the director derived an improper personal benefit.

Shareholders’ Suits

The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders in many U.S. jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in the name of the company to remedy a wrong done to the company where an act is alleged to be beyond the corporate power of the company, is illegal or would result in the violation of our memorandum of association or bye-laws. Furthermore, a court would consider acts that are alleged to constitute a fraud against the minority shareholders or acts requiring the approval of a greater percentage of our shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys’ fees incurred in connection with such action. Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action. See “Enforcement of Civil Liabilities Under U.S. Federal Securities Laws.”

Indemnification of Directors

We have entered into indemnification agreements with our directors and officers which provide that we will indemnify our directors and officers or any person appointed to any committee by the board of directors acting in their capacity as such for any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to Athene other than in respect of his own fraud or dishonesty. However, we are required to indemnify our directors and officers in any proceeding in which they are successful. The indemnification agreements are limited to those payments that are lawful under Bermuda law. See “Comparison of Shareholder Rights.”

Furthermore, pursuant to our bye-laws, our shareholders have agreed to waive any claim or right of action such shareholder may have, whether individually or by or in right of AHL, against any director or officer of AHL on account of any action taken by such director or officer, or the failure of such director or officer to take any action in the performance of his or her duties with or for AHL or any subsidiary of AHL; provided that such waiver does not extend to any matter in respect of any fraud or dishonesty which may attach to such director or officer.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND MARKET DATA

Certain statements in this prospectus and the reports incorporated by reference herein, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives and expected operating results and the assumptions upon which those statements are based are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “seek,” “assume,” “believe,” “may,” “will,” “should,” “could,” “would,” “likely” and other words and terms of similar meaning, including the negative of these or similar words and terms, in connection with any discussion of the timing or nature of future operations or financial performance or other events. However, not all forward-looking statements contain these identifying words. Forward-looking statements appear in a number of places throughout this prospectus and give our current expectations and projections relating to our financial condition, results of operations, plans, strategies, objectives, future performance, business and other matters.

We caution you that forward-looking statements are not guarantees of future performance and that our actual consolidated results of operations, financial condition and liquidity may differ materially from those made in or suggested by the forward-looking statements contained or incorporated by reference in this prospectus. There can be no assurance that actual developments will be those anticipated by us. In addition, even if our consolidated results of operations, financial condition and liquidity are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. A number of important factors could cause actual results or conditions to differ materially from those contained or implied by the forward-looking statements, including the risks set forth in the sections entitled “Risk Factors” contained and incorporated by reference in this prospectus. Factors that could cause actual results or conditions to differ from those reflected in the forward-looking statements contained or incorporated by reference in this prospectus include but are not limited to:

•	the accuracy of management’s assumptions and estimates;

•	variability in the amount of statutory capital that our insurance and reinsurance subsidiaries have;

•	interest rate fluctuations;

•	our potential need for additional capital in the future and the potential unavailability of such capital to us on favorable terms or at all;

•	the activities of our competitors and our ability to grow our retail business in a highly competitive environment;

•	the impact of general economic conditions on our ability to sell our products and the fair value of our investments;

•	our ability to successfully acquire new companies or businesses and/or integrate such acquisitions into our existing framework;

•	downgrades, potential downgrades or other negative actions by rating agencies;

•	our dependence on key executives and inability to attract qualified personnel, or the potential loss of Bermudian personnel as a result of Bermuda employment restrictions;

•	market and credit risks that could diminish the value of our investments;

•	foreign currency fluctuations;

•	changes in consumer perception regarding the desirability of annuities as retirement savings products;

•	introduction of the proposed European Union financial transaction tax;

•	potential litigation (including class action litigation), enforcement investigations or regulatory scrutiny against us and our subsidiaries, which we may be required to defend against or respond to;

•	the impact of new accounting rules or changes to existing accounting rules on our business;

•	interruption or other operational failures in telecommunication and information technology and other operating systems, as well as our ability to maintain the security of those systems;

•	the termination by AAM or AAME of its investment management agreements (“IMAs”) with us and limitations on our ability to terminate such arrangements;

•	AAM’s or AAME’s dependence on key executives and inability to attract qualified personnel;

•	increased regulation or scrutiny of alternative investment advisers and certain trading methods;

•	potential changes to regulations affecting, among other things, transactions with our affiliates, the ability of our subsidiaries to make dividend payments or distributions to us, acquisitions by or of us, minimum capitalization and statutory reserve requirements for insurance companies and fiduciary obligations on parties who distribute our products;

•	suspension or revocation of our subsidiaries’ insurance and reinsurance licenses;

•	AHL or ALRe becoming subject to U.S. federal income taxation;

•	adverse changes in U.S. tax law;

•	our being subject to U.S. withholding tax under the Foreign Account Tax Compliance Act (“FATCA”);

•	our potential inability to pay dividends or distributions; and

•	other risks and factors listed under “Risk Factors” and elsewhere in this prospectus and in the reports incorporated by reference herein.

We caution you that the important factors referenced above may not contain all of the factors that are important to you in making a decision to invest in our Class A common shares. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect or anticipate. In light of these risks, you should not place undue reliance upon any forward-looking statements contained or incorporated by reference in this prospectus. Forward-looking statements speak only as of the date they are made. We undertake no obligation, except as may be required by law, to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise. Comparisons of results for current and any prior periods are not intended to express any future trends, or indications of future performance, unless expressed as such, and should only be viewed as historical data. Readers are cautioned not to place undue reliance on the forward-looking statements which speak only as of the dates of the documents in which such statements were made.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the Class A common shares being sold by the selling shareholders in this offering. See “Principal and Selling Shareholders—Selling Shareholders.”

DIVIDEND POLICY

We do not currently pay dividends on any of our common shares and we currently intend to retain all available funds and any future earnings for use in the operation of our business. We may, however, pay cash dividends on our common shares, including our Class A common shares, in the future. Any future determination to pay dividends will be made at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal and regulatory requirements, restrictions in our debt agreements and other factors our board of directors deems relevant. While we do not currently have any preference shares, if we issue such shares in the future, our board of directors may declare and pay a dividend on one or more classes of shares to the extent one or more classes of shares ranks senior to or has a priority over another class of shares. Our ability to pay dividends on our Class A common shares is limited by the terms of our existing indebtedness and may be restricted by the terms of any future credit agreement or any future debt or preferred securities of ours or of our subsidiaries. See “Description of Certain Indebtedness—Credit Facility” in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Holding Company Liquidity” in our Annual Report and our Quarterly Report.

Furthermore, AHL is a holding company and it has no direct operations. All of AHL’s business operations are conducted through its subsidiaries. Any dividends AHL pays will depend upon its funds legally available for distribution, including dividends from its subsidiaries. AHL’s insurance subsidiaries are highly regulated and are required to comply with various conditions before they are able to pay dividends or make distributions to AHL. See “Business—Regulation—United States—Restrictions on Dividends and Other Distributions” in our Annual Report. In addition, any dividends payable to AHL by its U.S. insurance subsidiaries, if permitted, would be subject to a 30% withholding tax.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables set forth our selected historical consolidated financial and operating data. The selected historical consolidated financial data as of March 31, 2017, and for the three months ended March 31, 2017 and 2016, has been derived from our historical unaudited condensed consolidated financial statements and notes thereto included in our Quarterly Report. The selected historical consolidated financial data, as it relates to each of the years from 2012 through 2016, has been derived from our annual financial statements. The summary historical consolidated financial data as of December 31, 2016 and 2015, and each of the three years in the period ended December 31, 2016, has been derived from our historical audited consolidated financial statements and notes thereto included in our Annual Report. Our historical results are not necessarily indicative of future operating results.

You should read this information in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and notes thereto, in each case, as included in our Annual Report and our Quarterly Report.

Selected historical consolidated financial and operating data are as follows (dollars in millions, except per share data):

	Three months ended March 31,		Years ended December 31,
	2017	2016	2016(1)	2015(1),(2)	2014	2013(2)	2012(2)
Consolidated Statements of Income Data:
Total revenues	$1,619	$722	$4,107	$2,616	$4,100	$1,749	$1,017
Total benefits and expenses	1,224	634	3,354	2,024	3,568	760	653
Income before income taxes	395	88	753	592	532	989	365
Net income available to AHL shareholders	373	87	805	562	463	916	377
Operating income, net of tax (a non-GAAP measure)	258	152	760	740	793	777	232
ROE	20.6%	6.3%	13.1%	11.3%	12.7%	39.6%	30.0%
ROE excluding AOCI (a non-GAAP measure)	22.2%	6.2%	13.3%	11.8%	14.0%	42.2%	32.9%
Operating ROE excluding AOCI (a non-GAAP measure)	15.3%	10.8%	12.5%	15.6%	24.0%	35.8%	20.3%
Earnings per share(3):
Basic	$1.94	$0.47	$4.31	$3.21	$3.58	$8.07	$5.59
Diluted – Class A common shares	$1.87	$0.47	$4.21	$3.21	$3.52	$7.96	$5.59
Operating earnings per share (a non-GAAP measure):
Operating diluted Class A common shares	$1.32	$0.82	$3.93	$4.23	$6.03	$6.75	$3.45
Weighted average common shares outstanding:
Basic(3)	192,513,005	185,992,908	186,751,109	175,091,802	129,519,108	113,506,457	67,343,297
Diluted – Class A common shares(3)	81,297,593	50,081,765	53,530,476	41,301,248	131,608,464	115,110,030	67,343,297
Operating diluted Class A common shares (a non-GAAP measure)(4)	195,581,455	186,045,740	193,371,496	175,178,648	131,608,464	115,110,030	67,343,297

	March 31,	December 31,
	2017	2016(1)	2015(1),(2)	2014	2013(2)	2012(2)
Consolidated Balance Sheet Data:
Investments, including related parties	$75,129	$72,433	$64,525	$60,631	$58,156	$13,911
Investments of consolidated variable interest entities	956	901	1,565	3,409	4,348	2,478
Total assets	89,220	86,720	80,854	82,710	80,807	19,315
Interest sensitive contract liabilities	62,634	61,532	57,296	60,641	60,386	13,264
Future policy benefits	14,727	14,569	14,540	11,137	10,712	2,462
Notes payable, including related party notes payable	—	—	—	—	351	153
Borrowings of consolidated variable interest entities	—	—	500	2,017	2,413	1,225
Total liabilities	81,623	79,814	75,491	78,122	77,952	17,452
Total AHL shareholders’ equity	7,597	6,905	5,362	4,555	2,761	1,863
Book value per share	$39.26	$35.91	$28.81	$32.29	$23.99	$16.61
Book value per share, excluding AOCI (a non-GAAP measure)	$35.17	$33.29	$30.09	$27.28	$22.36	$14.66
Common shares outstanding(5)	193,495,884	192,315,819	186,115,240	141,035,628	115,099,947	112,088,679
Operating diluted Class A common shares outstanding (a non-GAAP measure)(4)	196,849,755	196,400,281	186,115,240	143,347,480	120,341,882	112,088,679

(1)	Effective August 1, 2015, AAIA agreed to novate certain open blocks of business ceded to Accordia, an affiliate of Global Atlantic, and amended portions of reinsurance agreements between ALICNY and FAFLIC, an affiliate of Global Atlantic, which changed the reinsurance agreements from funds withheld coinsurance to coinsurance agreements. Refer to “Note 7 – Reinsurance” to our audited consolidated financial statements and notes thereto included in our Annual Report.
(2)	Reflects the acquisition of DLD from October 1, 2015, the acquisition of Aviva USA from October 2, 2013 and the acquisition of Presidential Life Corporation from December 28, 2012.
(3)	Basic earnings per share, including basic weighted average shares outstanding, includes all classes eligible to participate in dividends for each period presented. Diluted earnings per share on Class A common shares, including diluted Class A weighted average shares outstanding, includes the dilutive impacts, if any, of Class B common shares, Class M common shares and any other stock-based awards. Refer to “Note 13 – Earnings Per Share” to our consolidated financial statements and notes thereto included in our Annual Report for additional information regarding basic and diluted earnings per share.
(4)	Represents Class A common shares outstanding or weighted average common shares outstanding assuming conversion or settlement of all outstanding items that are able to be converted to or settled in Class A common shares, including the impacts of Class B common shares, Class M common shares and any other stock-based awards. For certain historical periods, Class M common shares were not included due to issuance restrictions which were contingent upon our IPO. Refer to “Note 12 – Stock-based Compensation” to our consolidated financial statements and notes thereto included in our Annual Report for additional information regarding the IPO issuance restriction.
(5)	Represents common shares outstanding for all classes eligible to participate in dividends for each period presented. Refer to “Note 13 – Earnings Per Share” to our consolidated financial statements and notes thereto included in our Annual Report and “Note 9 – Earnings Per Share” to our unaudited condensed consolidated financial statements and notes thereto included in our Quarterly Report for additional information regarding classes eligible to participate in dividends as of each period.

PRINCIPAL AND SELLING SHAREHOLDERS

Principal Shareholders

The following table sets forth information as of April 30, 2017 regarding the beneficial ownership of our Class A common shares and our Class B common shares by (1) each person or group who is known by us to own beneficially more than 5% of our outstanding Class A common shares or our Class B common shares (including any securities convertible or exchangeable within 60 days into Class A common shares or Class B common shares, as applicable), (2) each of our named executive officers, (3) each of our directors and (4) all of our current executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Our Class B common shares are convertible into Class A common shares at any time at the option of the holder, with prior notice to the company, on a one-for-one basis. Accordingly, for the purposes of this table each holder of Class B common shares is deemed to be the beneficial owner of an equal number of Class A common shares (in addition to any other Class A common shares beneficially owned by such holder), which is reflected in the table entitled “Amount and Nature of Beneficial Ownership” under the columns “Number of Shares” and “Percent” for the Class A common shares. In addition, the voting power of our shareholders may be restricted or adjusted as described in “Description of Share Capital—Common Shares—Voting Rights.” In some cases, certain Class A common shares may be deemed non-voting. See “—Voting Power” for an illustration of the voting power of certain shareholders who beneficially own more than 5% of our Class A common shares and Class B common shares. Such illustration includes shareholders who may own non-voting Class A common shares who, to our knowledge, beneficially own more than 5% of our outstanding Class A common shares and Class B common shares.

To our knowledge, each person named in the table below has sole voting and investment power with respect to all of the Class A common shares, Class B common shares and Class M common shares convertible into Class A common shares within 60 days shown as beneficially owned by such person, except as otherwise set forth in the notes to the table and pursuant to applicable community property laws. Additionally, to our knowledge, certain of these shareholders also own equity interests in AAA, which holds a significant number of our Class B common shares. As of April 30, 2017, such equity interests of AAA do not entitle the holders thereof to exchange such interests for common shares of Athene, but AAA may at any time elect to distribute the common shares of Athene that it holds to such holders, whether by its liquidation or otherwise in accordance with its limited partnership agreement. It is expected that upon the pricing of this offering, (x) AAA will effectuate a distribution of 10,767,217 Athene Class B common shares in the aggregate to the AAA unitholders, constituting 17.6% of the total 61,225,145 of Class B common shares beneficially owned by AAA (the “AAA Distribution”) and (y) 849,581 Class B common shares will be distributed by AAA Investments, a direct subsidiary of AAA, to AAA Associates, its general partner, in respect of its carried interest and general partnership interest in AAA Investments in connection with the distribution by AAA Investments to AAA of Class B common shares for the purpose of effectuating the AAA Distribution (the “AAA Investments Distribution”). The Class B common shares distributed by AAA will automatically become Class A common shares upon distribution to unitholders unless a unitholder is a member of the Apollo Group. The distributions described above are conditional upon the pricing of this offering and will not occur if the pricing of this offering does not occur.

The table below does not give effect to these distributions. However, the notes to the table below reflect the pro forma ownership of certain shareholders who, to our knowledge, also own interests in AAA assuming their respective interests in AAA were exchanged for Class B common shares of Athene and that such Class B common shares were exchanged on a one-for-one basis into Class A common shares of Athene as of April 30, 2017. Unless otherwise indicated in the table or footnotes below, the address for each officer and director listed in the table is c/o Athene Holding Ltd., Chesney House, First Floor, 96 Pitts Bay Road, Pembroke, HM08, Bermuda.

	Amount and Nature of Beneficial Ownership
	Class A Common Shares Beneficially Owned(1)		Class B Common Shares Beneficially Owned
	Number of Shares	Percent(2)	Number of Shares	Percent
Apollo Holders(3)(4)	84,636,489	44.7%	84,636,489	96.5%
Cambridge Global Asset Management(5)	5,384,426	5.3%	—	—
Executive Officers and Directors
James R. Belardi(6)	5,035,965	4.8%	—	—
William J. Wheeler(7)	1,385,564	1.3%	—	—
Grant Kvalheim(8)	2,224,307	2.2%	—	—
Martin P. Klein(9)	133,080	*	—	—
Frank Gillis(10)	1,405,700	1.4%	—	—
Marc Rowan(11)	490,321	*	490,321	*
Marc Beilinson(12)	49,611	*	—	—
Gernot Lohr(13)	1,267,032	1.2%	—	—
Matthew R. Michelini(14)	125,953	*	—	—
Robert Borden(15)	41,638	*	—	—
Hope Taitz(16)	54,119	*	—	—
Lawrence J. Ruisi(17)	42,060	*	—	—
Dr. Manfred Puffer(18)	41,780	*	—	—
H. Carl McCall(19)	—	—	—	—
Brian Leach(20)	—	—	—	—
Arthur Wrubel(21)	—	—	—	—
All directors and executive officers as a group (17 persons)(22)	12,340,693	11.4%	490,321	*

*	Represents less than 1%.
(1)	Class M common shares are subject to time- or performance-based vesting and once vested are convertible into Class A common shares. The number of Class M common shares included in the table represents the number of Class M common shares that vest as of June 29, 2017, the date that is 60 days after April 30, 2017. We assume for purposes of the table that Class M common shares convert into Class A common shares on a one-for-one basis.
(2)	The percentage of beneficial ownership of our Class A common shares is based on 101,683,546 Class A common shares outstanding as of April 30, 2017.
(3)	Consists of shares held of record by the following members of the Apollo Group (the “Apollo Holders”): 61,225,144 Class B common shares held of record by AAA Guarantor—Athene, L.P., 2,069,886 Class B common shares held of record by Stanhope Life, L.P., 927,368 Class B common shares held of record by Stanhope Life II, L.P., 2,067,745 Class B common shares held of record by Palmetto Athene Holdings (Cayman), L.P., 80,096 Class B common shares held of record by Apollo Palmetto Advisors, L.P., 1,693,665 Class B common shares held of record by AHL 2014 Investor, L.P., 1,237,944 Class B common shares held of record by AHL 2014 Investor II, L.P., 14,705,837 Class B common shares held of record by Apollo Principal Holdings III, L.P., 13,095 Class B common shares held of record by AAA Associates, L.P., 457,814 Class B common shares held of record by AAA Holdings, L.P., one Class B common share held of record by Athene Asset Management, L.P. and 157,894 Class B common shares that have been granted to employees and are held of record by Apollo Management Holdings, L.P. as custodian. The percentage of beneficial ownership of the Class A common shares above assumes the conversion of all 87,740,079 Class B common shares outstanding as of April 30, 2017 into Class A common shares.

AAA Investments, L.P. is the general partner of AAA Guarantor—Athene, L.P. AAA Associates, L.P. is the general partner of AAA Investments, L.P. AAA MIP Limited is the general partner of AAA Associates, L.P. Apollo Alternative Assets, L.P. provides investment services to AAA Guarantor—Athene, L.P., AAA Investments, L.P., AAA Associates, L.P. and AAA MIP

Limited. Apollo International Management, L.P. is the managing general partner of Apollo Alternative Assets, L.P. Apollo International Management GP, LLC is the general partner of Apollo International Management, L.P. AAA Holdings GP, Ltd. is the general partner of AAA Holdings, L.P.

Apollo Palmetto Athene Partnership, L.P. is the limited partner of Palmetto Athene Holdings (Cayman), L.P. Apollo Palmetto Management, LLC is the general partner of Palmetto Athene Holdings (Cayman), L.P. and Apollo Palmetto Athene Partnership, L.P. and as such has the right to control the disposition of the Athene common shares held by Palmetto Athene Holdings (Cayman), L.P. Apollo Principal Holdings IV, L.P. is the sole member of Apollo Palmetto Management, LLC. Apollo Principal Holdings IV GP, Ltd. is the general partner of Apollo Principal Holdings IV, L.P. Apollo Palmetto Athene Management, LLC is the general partner for Apollo Palmetto Athene Partnership, L.P. The general partner of Athene Asset Management, L.P. is AAM GP Ltd. The sole shareholder of AAM GP Ltd. is Apollo Life Asset Ltd. Apollo Capital Management, L.P. is the sole member-manager of Apollo Palmetto Athene Management, LLC and the sole shareholder of Apollo Life Asset Ltd. The general partner of Apollo Capital Management, L.P is Apollo Capital Management GP, LLC. Apollo Management Holdings, L.P. is the sole member and manager of Apollo International Management GP, LLC and Apollo Capital Management GP, LLC, and the sole shareholder of AAA Holdings GP, Ltd. Apollo Management Holdings GP, LLC is the general partner of Apollo Management Holdings, L.P.

Stanhope Life Advisors, L.P. is the general partner of each of Stanhope Life, L.P. and Stanhope Life II, L.P. Apollo Administration GP Ltd. is the general partner of Stanhope Life Advisors, L.P. AHL 2014 Investor GP, Ltd. is the general partner of each of AHL 2014 Investor, L.P. and AHL 2014 Investor II, L.P. Apollo Principal Holdings III, L.P. is the sole shareholder of each of Apollo Administration GP Ltd. and AHL 2014 Investor GP, Ltd. Apollo Principal Holdings III GP, Ltd. is the general partner of Apollo Principal Holdings III L.P.

Leon Black, Joshua Harris and Marc Rowan are executive officers and the managers or directors of Apollo Management Holdings GP, LLC, Apollo Principal Holdings III GP, Ltd. and Apollo Principal Holdings IV GP, Ltd. and as such may be deemed to have voting and dispositive control of the shares of Athene common shares that are held by the Apollo Holders.

Certain affiliates of the Apollo Group (the “Plan Participants”) have entered into a trading plan pursuant to Rule 10b5-1 under the Exchange Act (the “Rule 10b5-1 Plan”) to enable them to sell our Class A common shares (the “Plan Shares”). The Plan Shares that may be sold will consist of our common shares earned as incentive allocations owing or payable to the Plan Participants in connection with, among other things, certain distributions in kind or certain direct or indirect sales of our common shares by affiliated entities of the Plan Participants that are not otherwise sold pursuant to a follow-on offering on Form S-1 or Form S-3. Any such incentive allocations earned pursuant to this offering will be sold on this Form S-1.

(4)	The address of each of Stanhope Life, L.P., Stanhope Life II, L.P., Stanhope Life Advisors, L.P., Apollo Administration GP Ltd., AHL 2014 Investor, L.P., AHL 2014 Investor II, L.P., AHL 2014 Investor GP, Ltd., Apollo Principal Holdings III, L.P., Apollo Principal Holdings III GP, Ltd., Apollo Principal Holdings IV, L.P., Apollo Principal Holdings IV GP, Ltd., AAM GP Ltd., Apollo Life Asset Ltd. and Palmetto Athene Holdings (Cayman), L.P. is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Street, George Town, KY1-9005 Grand Cayman, Cayman Islands. The address of AAA Investments, L.P., Apollo Alternative Assets, L.P., Apollo Palmetto Athene Partnership, L.P., and Apollo Palmetto Management, LLC is One Manhattanville Road, Suite 201, Purchase, New York 10577. The address of AAA Associates, L.P., AAA MIP Limited, AAA Holdings, L.P. and AAA Holdings GP Limited is Trafalgar Court, Les Banques, GY1 3QL, St. Peter Port, Guernsey, Channel Islands. The address of each of Athene Asset Management, L.P., Apollo Palmetto Advisors, L.P., Apollo Palmetto Athene Management, LLC, AAA Guarantor—Athene, L.P., Apollo International Management, L.P., Apollo International Management GP, LLC, Apollo Capital Management, L.P., Apollo Capital Management GP, LLC, Apollo Management Holdings, L.P. and Apollo Management Holdings, GP, LLC the Apollo Holders, Apollo and Apollo’s investment manager and advisors, and Messrs. Black, Harris and Rowan is 9 West 57th Street, 43rd Floor, New York, New York 10019.
(5)	The number of shares listed for Cambridge Global Asset Management is based on Amendment No. 2 to Schedule 13G filed by Cambridge Global Asset Management on March 24, 2017.
(6)	Consists of (1) 904,168 Class A common shares held of record by the James and Leslie Belardi Family Trust, (2) 1,750 Class A common shares held of record by the Belardi Family Irrevocable Trust, (3) options to acquire 42,881 Class A common shares vested as of June 29, 2017 and (4) 4,087,166 Class M common shares vested as of June 29, 2017 which are convertible into Class A common shares. Excludes 29,458 restricted Class A common shares, 95,498 Class A restricted stock units, options to acquire 152,042 Class A common shares and 100,000 Class M common shares which are unvested as of June 29, 2017. Mr. Belardi disclaims beneficial ownership of all common shares of Athene held by the Belardi Family Irrevocable Trust and the members of the Apollo Group.
(7)	Consists of (1) 364,123 Class A common shares, (2) options to acquire 21,441 Class A common shares vested as of June 29, 2017 and (3) 1,000,000 Class M common shares vested as of June 29, 2017 which are convertible into Class A common shares. Excludes 1,598 restricted Class A common shares, 51,409 Class A restricted stock units, options to acquire 82,649 Class A common shares and 1,500,000 Class M common shares which are unvested as of June 29, 2017.
(8)

Consists of (1) 517,194 Class A common shares held of record by Grant Kvalheim April 2014 GRAT, (2) 37,150 Class A common shares held of record by Grant Kvalheim 2009 Children’s GST Exempt Trust-DK, (3) 37,150 Class A common shares held of record by Grant Kvalheim 2009 Children’s GST Exempt Trust-LK, (4) 37,150 Class A common shares held of record by Grant Kvalheim 2009 Children’s GST Exempt Trust-MK, (5) 1,491,900 Class A common shares held of record by Grant Kvalheim individually, (6) options to acquire 12,150 Class A common shares vested as of June 3, 2017 and (7) 91,613 Class M common shares vested as of June 29, 2017 which are convertible into Class A common shares. Excludes 23,501 restricted

Class A common shares, 29,133 Class A restricted stock units, options to acquire 46,835 Class A common shares and 308,000 Class M common shares which are unvested as of June 29, 2017.
(9)	Consists of (1) 66,123 Class A common shares, (2) options to acquire 10,720 Class A common shares vested as of June 29, 2017 and (3) 56,237 Class M common shares vested as of June 29, 2017 which are convertible into Class A common shares. Excludes 29,364 Class A restricted stock units, options to acquire 47,954 Class A common shares and 156,000 Class M common shares which are unvested as of June 29, 2017.
(10)	Consists of (1) 280,055 Class A common shares held of record by Mr. Gillis individually, (2) 20,000 Class A common shares held of record by an individual retirement account in the name of Mr. Gillis, (3) options to acquire 8,576 Class A common shares vested as of June 29, 2017 and (4) 1,097,069 Class M common shares vested as of June 29, 2017 which are convertible into Class A common shares. Excludes 2,681 restricted Class A common shares, 20,564 Class A restricted stock units, options to acquire 33,060 Class A common shares and 124,750 Class M common shares which are unvested as of June 29, 2017. 273,588 Class A common shares owned by Mr. Gillis have been pledged as security to a financial institution.
(11)	Consists of Class B common shares held by entities directly or indirectly controlled by Mr. Rowan. Mr. Rowan disclaims beneficial ownership of all interests in AAA, which is a limited partner of AAA Investments, L.P., Class A common shares and Class B common shares owned by the Apollo Holders or any entities that he directly or indirectly controls, or that may be beneficially owned by any entities directly or indirectly controlled by Mr. Rowan, the Apollo Holders or any other members of the Apollo Group, AAA or any entities directly or indirectly controlled by Mr. Rowan. Mr. Rowan does not have the power to vote or dispose of any Athene common shares that may from time to time be held by AAA and therefore is not deemed to beneficially own such shares. Assuming all of such interests were exchanged on an equivalent basis for Class B common shares of Athene as of April 30, 2017, Mr. Rowan would own 1,786,633 Class B common shares.
(12)	Excludes 21,374 restricted Class A common shares which are unvested as of June 29, 2017.
(13)	Mr. Lohr disclaims beneficial ownership of all common shares of Athene held of record or beneficially owned by the Apollo Holders or any other member of the Apollo Group. In addition to his ownership of our Class A common shares, Mr. Lohr also owns interests in AAA, which is a limited partner of AAA Investments, L.P. Mr. Lohr does not have the power to vote or dispose of any Athene common shares that may be held from time to time by AAA and therefore is not deemed to beneficially own such shares. Assuming all of such interests were exchanged on an equivalent basis for Class B common shares of Athene, and such shares were in turn exchanged for Class A common shares on a one-for-one basis, in each case, as of April 30, 2017, Mr. Lohr would own an additional 432,114 Class A common shares and, together with the Class A common shares that he is deemed to beneficially own shown in the table above, he would own a total of 1,699,147 of our Class A common shares. 1,103,589 Class A common shares owned by Mr. Lohr have been pledged as security to a financial institution.
(14)	Mr. Michelini disclaims beneficial ownership of all common shares of Athene held of record or beneficially owned by the Apollo Holders or any other member of the Apollo Group. Mr. Michelini owns interests in AAA, which is a limited partner of AAA Investments, L.P. Mr. Michelini does not have the power to vote or dispose of any Athene common shares that may be held from time to time by AAA and therefore is not deemed to beneficially own such shares. Assuming all of such interests were exchanged on an equivalent basis for Class B common shares of Athene and such shares were in turn exchanged for Class A common shares on a one-for-one basis, in each case, as of April 30, 2017, Mr. Michelini would own an additional 2,521 Class A common shares and, together with the Class A common shares that he is deemed to beneficially own shown in the table above, he would own a total of 128,474 of our Class A common shares.
(15)	Consists of (1) 37,147 Class A common shares held of record by PENSCO Trust Co. Custodian FBO Robert L. Borden IRA and (2) 4,491 Class A common shares held of record by Mr. Borden individually. Excludes 21,167 restricted Class A common shares which are unvested as of June 29, 2017.
(16)	Excludes 22,286 restricted Class A common shares which are unvested as of June 29, 2017.
(17)	Excludes 21,556 restricted Class A common shares which are unvested as of June 29, 2017.
(18)	Excludes 21,295 restricted Class A common shares which are unvested as of June 29, 2017.
(19)	Excludes 18,092 restricted Class A common shares which are unvested as of June 29, 2017.
(20)	Excludes 18,062 restricted Class A common shares which are unvested as of June 29, 2017.
(21)	Excludes 18,092 restricted Class A common shares which are unvested as of June 29, 2017.
(22)	Totals include restricted common shares and options which have vested or will vest as of June 29, 2017.

Voting Power

The following table sets forth the voting power as of April 30, 2017 of each person or group who is known by us to own beneficially more than 5% in voting power of our outstanding Class A common shares or Class B common shares (including any securities convertible or exchangeable within 60 days into Class A common shares or Class B common shares, as applicable). Apollo beneficially owns or exercises voting control over the Class B common shares.

The aggregate and respective voting power of our Class A common shares and Class B common shares is determined in accordance with our bye-laws. The Class A common shares collectively represent 55% of the total voting power of our common shares and the Class B common shares represent, in aggregate, 45% of the total voting power of our common shares, each subject to certain adjustments, as described in “Description of Share Capital—Common Shares—Voting Rights.” Apollo beneficially owns or exercises voting control over the Class B common shares.

The voting rights exercisable by Class A shareholders other than Apollo are limited so that certain persons or groups (“Control Groups”) are deemed not to hold more than 9.9% of the total voting power conferred by our shares. The percentage reduction of votes that occurs by operation of the foregoing limitation will generally be reallocated proportionately among other Class A common shareholders who are not members of these groups so long as such reallocation does not cause a Control Group to hold more than 9.9% of the total voting power of our shares. In addition, certain Class A common shares may be deemed non-voting when owned by a shareholder if such shareholder (or certain of its affiliates) (1) owns, directly or indirectly, Class B common shares, (2) holds an equity interest in Apollo or AAA or (3) is a member of the Apollo Group at which time any member of the Apollo Group holds Class B common shares, subject to certain exceptions. As such, certain of our Class A common shareholders hold voting shares, but such shares are non-voting when being held by such holder due to these restrictions. If such holder sold any such shares to another holder that would not be subject to these restrictions, such Class A common shares would be voting shares.

Pursuant to our bye-laws, the total voting power of Class A common shares held by members of our management and employees of the Apollo Group that are shareholders is limited to 3% of the total voting power of our common shares.

The table below shows the voting power of certain shareholders who, to our knowledge, beneficially own more than 5% in voting power of our outstanding Class A common shares and Class B common shares as of April 30, 2017.

	Number of Class A Common Shares Owned	Number of Class B Common Shares Owned	Number of Shares Owned	Percent of Total Outstanding Class A Common Shares and Class B Common Shares Owned	Total Voting Power of Class A Common Shares and Class B Common Shares Taken Together(1)
Apollo Group	—	84,636,489	84,636,489	44.7%	45.0%

(1)	The Class B common shares represent, in aggregate, 45% of the total voting power of our common shares, subject to certain adjustments, as described in “Description of Share Capital—Common Shares—Voting Rights.”

Selling Shareholders

The following table sets forth, as of the date of this prospectus, the names of the selling shareholders for whom we are registering shares for resale to the public, and the number of Class A common shares that each selling shareholder may offer pursuant to this prospectus. The Class A common shares offered by the selling shareholders were issued pursuant to exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).

The following table gives effect to the distribution (x) by AAA of 10,767,217 Athene Class B common shares in the aggregate to the AAA unitholders, constituting 17.6% of the total 61,225,145 of Class B common shares beneficially owned by AAA and (y) of 849,581 Class B common shares by AAA Investments to AAA Associates, its general partner, in respect of its carried interest and general partnership interest in AAA Investments in connection with the distribution by AAA Investments to AAA of Class B common shares for the purposes of effectuating the AAA Distribution. These distributions assume the consummation of this offering and the table below assumes that such distributions occur and that the underwriters do not exercise their option to purchase additional Class A common shares. Upon distribution of the Class B common shares by AAA to its unitholders, such shares will automatically convert on a one-for-one basis into Class A common shares unless a unitholder is a member of the Apollo Group whose shares will remain Class B common shares. Any shares being sold by the selling shareholders in this offering will be Class A common shares.

Based on information provided to us by the selling shareholders and as of the date such information was provided to us, assuming that the selling shareholders sell all the Class A common shares beneficially owned by them that have been registered by us and do not acquire any additional shares prior to the effective date of the registration statement or during the offering, the selling shareholders will not own any shares other than those appearing in the columns entitled “Class A Common Shares Beneficially Owned” and “Class B Common Shares Beneficially Owned” under the columns entitled “Beneficial Ownership After this Offering.”

We have based our calculation of the percentage of beneficial ownership on 189,423,625 Class A and Class B common shares outstanding as of April 30, 2017 (comprising 101,683,546 outstanding Class A common shares and 87,740,079 outstanding Class B common shares). All shares sold by the selling shareholders in this offering will be Class A common shares upon sale. In computing the number of common shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding common shares subject to options held by that person that are currently exercisable or exercisable within 60 days of April 30, 2017. We, however, did not deem these shares outstanding for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Beneficial Ownership Before this Offering					Beneficial Ownership After this Offering (Assuming No Exercise of the Underwriters’ Option)					Beneficial Ownership After this Offering (Assuming Full Exercise of the Underwriters’ Option)†
	Class A Common Shares Beneficially Owned	Class B Common Shares Beneficially Owned	Total Common Shares Beneficially Owned		Shares Being Offered (Assuming No Exercise of the Underwriters’ Option)	Class A Common Shares Beneficially Owned	Class B Common Shares Beneficially Owned	Total Common Shares Beneficially Owned		Shares Being Offered (Assuming Full Exercise of the Underwriters’ Option)	Class A Common Shares Beneficially Owned	Class B Common Shares Beneficially Owned	Total Common Shares Beneficially Owned
Name of Selling Shareholder:	Number	Number	Number	%	Number	Number	Number	Number	%	Number	Number	Number	Number	%
Class B Holders:
AAA Associates, L.P.[1]	—	862,676	862,676	*	844,164	—	18,512	18,512	*	844,164	—	18,512	18,512	*
AHL 2014 Investor, L.P.[2,5,12]	—	1,693,665	1,693,665	*	1,355,611	—	338,054	338,054	*	1,693,665	—	—	—	*
Palmetto Athene Holdings (Cayman), L.P.[3,5]	—	2,067,745	2,067,745	1.1%	1,655,025	—	412,720	412,720	*	2,067,745	—	—	—	*
Stanhope Life, L.P.[4,5]	—	2,069,886	2,069,886	1.1%	1,656,738	—	413,148	413,148	*	2,069,886	—	—	—	*
Stanhope Life II, L.P.[4,5]	—	927,368	927,368	*	742,267	—	185,101	185,101	*	927,368	—	—	—	*
Class A Holders:
2403304 Ontario Limited[6]	1,194,163	—	1,194,163	*	955,810	238,353	—	238,353	*	1,194,163	—	—	—	*
Arizona State Retirement System[7]	382,133	—	382,133	*	305,861	76,272	—	76,272	*	382,133	—	—	—	*
CREL/OAC L.L.C.[8]	1,828,245	—	1,828,245	*	487,775	1,340,470	—	1,340,470	*	609,415	1,218,830	—	1,218,830	*
GCM AHL Holdings, LLC[9]	219,565	—	219,565	*	175,741	43,824	—	43,824	*	219,565	—	—	—	*
Jungfrau Sicav SIF[10]	333,630	—	333,630	*	267,039	66,591	—	66,591	*	333,630	—	—	—	*
Portland Limited[11]	581,464	—	581,464	*	581,464	—	—	—	*	581,464	—	—	—	*
PROCIFIC[12]	4,937,217	—	4,937,217	2.6%	4,937,217	—	—	—	*	4,937,217	—	—	—	*
Stanhope Investments[13]	955,332	—	955,332	*	764,649	190,683	—	190,683	*	955,332	—	—		*
Teacher Retirement System of Texas[14]	1,995,837	—	1,995,837	1.1%	400,201	1,595,636	—	1,595,636	*	500,000	1,495,837	—	1,495,837	*
Other Selling Shareholders (as a group)[15]	1,409,312	—	1,409,312	*	1,070,438	338,874	—	338,874	*	1,314,253	95,059	—	95,059	*

If the option to purchase Class A common shares is exercised in part, the number of shares purchased from each selling shareholder may be more or less than its pro rata share, although it will not exceed the number of shares that would be purchased upon a full exercise.

(1)	AAA MIP Limited is the general partner of AAA Associates, L.P. Apollo Alternative Assets, L.P. provides investment services to AAA Associates, L.P. and AAA MIP Limited. Apollo International Management, L.P. is the managing general partner of Apollo Alternative Assets, L.P. Apollo International Management GP, LLC is the general partner of Apollo International Management, L.P. Apollo Management Holdings, L.P. is the sole member and manager of Apollo International Management GP, LLC. Apollo Management Holdings GP, LLC is the general partner of Apollo Management Holdings, L.P. Messrs. Black, Harris and Rowan are executive officers and the managers of Apollo Management Holdings GP, LLC and as such may be deemed to have voting and dispositive control of the Athene common shares that are held by AAA Associates, L.P. The address for AAA Associates, L.P. is Trafalgar Court, Les Banques, GY1 1WD, St. Peter Port, Guernsey, Channel Islands.
(2)	AHL 2014 Investor GP, Ltd. is the general partner of AHL 2014 Investor, L.P. Apollo Principal Holdings III, L.P. is the sole shareholder of AHL 2014 Investor GP, Ltd. Apollo Principal Holdings III GP, Ltd. is the general partner of Apollo Principal Holdings III, L.P. Messrs. Black, Harris and Rowan are executive officers and the directors of Apollo Principal Holdings III GP, Ltd. and as such may be deemed to have voting and dispositive control of the Athene common shares that are held by AHL 2014 Investor, L.P. The address for AHL 2014 Investor, L.P. is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, George Town KY1-1104, Cayman Islands.

(3)	Apollo Palmetto Athene Partnership, L.P. is the limited partner of Palmetto Athene Holdings (Cayman), L.P. Apollo Palmetto Management, LLC is the general partner of Palmetto Athene Holdings (Cayman), L.P. and Apollo Palmetto Athene Partnership, L.P., and as such has the right to control the disposition of the Athene common shares held by Palmetto Athene Holdings (Cayman), L.P. Apollo Principal Holdings IV, L.P. is the sole member of Apollo Palmetto Management, LLC. Apollo Principal Holdings IV GP, Ltd. is the general partner of Apollo Principal Holdings IV, L.P. Apollo Palmetto Athene Management, LLC is the general partner for Apollo Palmetto Athene Partnership, L.P. Apollo Capital Management, L.P. is the sole member-manager of Apollo Palmetto Athene Management, LLC. The general partner of Apollo Capital Management, L.P. is Apollo Capital Management GP, LLC. Apollo Management Holdings, L.P. is the sole member and manager of Apollo Capital Management GP, LLC. Apollo Management Holdings GP, LLC is the general partner of Apollo Management Holdings, L.P. Messrs. Black, Harris and Rowan are executive officers and the managers or directors of Apollo Management Holdings GP, LLC and Apollo Principal Holdings IV GP, Ltd. and as such may be deemed to have voting and dispositive control of the Athene common shares that are held by each of Palmetto Athene Holdings (Cayman), L.P.
(4)	Stanhope Life Advisors, L.P. is the general partner of each of Stanhope Life, L.P. and Stanhope Life II, L.P. Apollo Administration GP Ltd. is the general partner of Stanhope Life Advisors, L.P. Apollo Principal Holdings III, L.P. is the sole shareholder of Apollo Administration GP Ltd. Apollo Principal Holdings III GP, Ltd. is the general partner of Apollo Principal Holdings III, L.P. Messrs. Black, Harris and Rowan are executive officers and the directors of Apollo Principal Holdings III GP, Ltd. and as such may be deemed to have voting and dispositive control over the Athene common shares held by each of Stanhope Life, L.P. and Stanhope Life II, L.P.
(5)	The address of each of these selling shareholders is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Street, George Town KY1-9005, Cayman Islands.
(6)	2403304 Ontario Limited (“2403304”) is a wholly-owned subsidiary of Ontario Teachers’ Pension Plan Board (“OTPP”). Each of Ken Manget and Maggie Fanari may be deemed to have the power to dispose of the shares held by 2403304 because of a delegation of authority from the President and Chief Executive Officer of OTPP to such persons, and because of a delegation of authority to the President and Chief Executive Officer of OTPP from the Board of Directors of each of OTPP and 2403304, and each such person expressly disclaims beneficial ownership of such shares. The address of each of 2403304 and OTPP is 5650 Yonge Street, Toronto, Ontario M2M 4H5 Canada.
(7)	The address for Arizona State Retirement Fund is 3300 N Central Ave., Phoenix, AZ 85012.
(8)	Anthony S. Fusco and James Sfiroudis are the managing directors of CREL/OAC L.L.C. In such capacities, each of Anthony Fusco and James Sfiroudis may be deemed to have voting and dispositive power over the shares held by CREL/OAC L.L.C. Messrs. Fusco and Sfiroudis disclaim beneficial ownership of these shares. The address for each of CREL/OAC L.L.C., Anthony Fusco and James Sfiroudis is 505 Park Avenue, 10th Floor, New York, NY 10022.
(9)	CFIG Holdings, LLC is the managing member of GCM AHL Holdings, LLC. The sole member of CFIG Holdings, LLC is Grosvenor Capital Management Holdings, LLLP. Michael J. Sacks is the Chairman and Chief Executive Officer of Grosvenor Capital Management Holdings, LLLP. Mr. Sacks disclaims beneficial ownership of these shares. The address for each of GCM AHL Holdings, LLC and CFIG Holdings, LLC is 767 Fifth Avenue, 14th Floor, New York, NY 10153. The address for each of Grosvenor Capital Management Holdings, LLLP and Mr. Sacks is 900 North Michigan Avenue, Suite 1100, Chicago, IL 60611.
(10)	Banque Pictet & Cie S.A. may be deemed to have voting and dispositive power over the shares held by Jungfrau Sicev SIF. The address for Banque Pictet & Cie S.A. is 60, Route des Acacias, CH 1211 Geneva 73.
(11)	The address for Portland Limited is 190 Elgin Avenue, Grand Cayman KY1-9005, Cayman Islands.
(12)	Procific, through its ownership of AHL 2014 Investor, L.P., may be deemed to indirectly own the Class B shares of the Company owned by AHL 2014 Investor, L.P. Procific, a Cayman Islands exempted company with limited liability, is a wholly-owned subsidiary of the Abu Dhabi Investment Authority (“ADIA”), a public institution established by the Government of the Emirate of Abu Dhabi, and as such, ADIA has dispositive control over shares held by Procific and AHL 2014 Investor, L.P. ADIA’s Investment Committee, which is chaired by the Managing Director, is responsible for managing and overseeing investment-related matters for ADIA, including authority over the exercise of investment and voting powers with respect to investments. The Investment Committee consists of: H.H. Sheikh Hamed bin Zayed Al Nahyan (Managing Director), H.E. Khalil Mohammed Sharif Foulathi, H.E. Hareb Masood Hamad Rashed Aldarmaki, H.H. Sheikh Mohammed bin Khalifa bin Zayed Al Nahyan, Mohamed Ahmed Mohamed Bandouq Alqamzi, Obaid Murad Hassan Abdulla Alsuwaidi, Dhaen Mohamed Dhaen Mahasoon Alhameli, Nasser Shotait Salem Rashed Al Ketbi, Khalifa Matar Khalifa Qaroona Almheiri, Khadem Mohamed Matar Mohamed Alremethi, Hamad Shahwan Surour Shahwan Aldhaheri and Juma Klamis Mugheer Jaber Alkhyeli. Procific owns 35,000,000 units of AAA. Procific does not have the power to vote or dispose of any Athene common shares held by AAA and is therefore not deemed to beneficially own such shares. Assuming all of such units were exchanged on an equivalent basis for Class B common shares of Athene and such shares were in turn exchanged for Class A common shares on a one-for-one basis, in each case, as of May 1, 2017, Procific would own an additional 28,074,276 Class A common shares. The address of Procific is Willow House, Cricket Square, P.O. Box 709, Grand Cayman, KY1-1107, Cayman Islands. The address of ADIA is 211 Corniche Street, P.O. Box 3600, Abu Dhabi, United Arab Emirates.
(13)	The address for Stanhope Investments is 190 Elgin Avenue, Grand Cayman KY1-9005, Cayman Islands.
(14)	The address for Teacher Retirement System of Texas is 1000 Red River Street, Austin, TX 78701-2698.
(15)	Includes aggregated shares representing fractional share interests being sold by certain selling shareholders.

DESCRIPTION OF SHARE CAPITAL

General

We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 42353. We were incorporated in 2008 under the name Athene Holding Ltd. and our registered office is located at 96 Pitts Bay Road, Pembroke, HM 08, Bermuda. Our agent for service of process in the United States in connection with this offering is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

The following description of our share capital, memorandum of association and bye-laws is intended as a summary only and is qualified in its entirety by reference to our memorandum of association and bye-laws, as in effect immediately prior to the completion of this offering and as filed as exhibits to our registration statement, of which this prospectus forms a part, to applicable Bermuda law and the listing rules of the NYSE.

Authorized and Outstanding Share Capital

As of April 30, 2017, our authorized share capital consisted of 425,000,000 Class A common shares, par value $0.001 per Class A common share, of which 101,683,546 Class A common shares are outstanding and held of record by 612 shareholders, 325,000,000 Class B common shares, par value $0.001 per Class B common share, of which 87,740,079 Class B common shares are outstanding and held of record by 17 shareholders, 7,109,560 Class M-1 common shares, of which 3,417,328 Class M-1 common shares are outstanding and held of record by 5 shareholders, 5,000,000 Class M-2 common shares, of which 943,502 Class M-2 common shares are outstanding and held of record by 12 shareholders, 7,500,000 Class M-3 common shares, of which 1,320,100 Class M-3 common shares are outstanding and held of record by 25 shareholders, and 7,500,000 Class M-4 common shares, of which 5,135,822 Class M-4 common shares are outstanding and held of record by 121 shareholders. Our authorized share capital also consists of 150,000,000 undesignated shares, of which none are outstanding.

Common Shares

General

Pursuant to our bye-laws, subject to the applicable listing rules of the NYSE and to any resolution of the shareholders to the contrary, our board of directors is authorized to issue any of our authorized but unissued common shares. Our common shares have no pre-emptive rights or other rights to subscribe for additional shares, and no rights of redemption, conversion or exchange.

Our common shares currently consist of Class A common shares, Class B common shares and Class M common shares. Class A and Class B common shares are voting common shares and Class M common shares represent non-voting incentive compensation shares which, upon the satisfaction of certain conditions, may be converted into Class A common shares. The Class M common shares have been issued to employees of us and AAM.

While our two voting share classes are economically equivalent—the dollar value of one Class A common share is equivalent to the dollar value of one Class B common share—they differ in terms of voting power. The Class A common shares currently account for 55% of the aggregate voting power of our equity securities, subject to adjustment as described under “—Voting Rights—Class A Common Shares Voting Restrictions of Class A Common Shares” below. The voting Class A common shares are currently owned by persons that are not members of the Apollo Group, including certain members of our management. The Class B common shares currently account for the remaining 45% of the aggregate voting power of our equity securities, subject to adjustment as described under “—Voting Rights—Class B Common Shares” below. The Class B common shares are held by members of the Apollo Group, and accordingly, the Apollo Group beneficially owns or exercises voting control over the Class B common shares.

Our Class A common shares may be subject to a cap of the voting power attributable to such shares or may be deemed to be non-voting depending upon whether a holder of such shares is subject to the restrictions set forth in our bye-laws described below under “—Voting Rights—Class A Common Shares—Voting Restrictions of Class A Common Shares.” These restrictions are applicable to certain holders only and such Class A common shares are not subject to such restrictions to the extent that our Class A common shares are held by persons not subject to such restrictions.

Class A Common Shares

The shares being offered in this offering are our Class A common shares. All Class A common shares, including those sold pursuant to this offering, are fully paid and non-assessable.

Class B Common Shares

Our Class B common shares are voting common shares of the company and are economically equivalent to our Class A common shares—the dollar value of one Class A common share is equivalent to the dollar value of one Class B common share. Holders of the Class B common shares may convert any or all of their Class B common shares into Class A common shares on a one-to-one basis, at any time, upon notice to the company. All of our issued and outstanding Class B common shares are fully paid and non-assessable.

In general, our Class B common shares may only be held by members of the Apollo Group.

If the AAA Investor holds a majority of our Class B common shares, the holders of our Class B common shares, by a vote of the majority of the Class B common shares, may at any time and from time to time elect to reduce the percentage of the total voting power of AHL represented by the Class B common shares (and correspondingly increase the percentage of the total voting power of AHL represented by the Class A common shares, so that the total voting power of AHL remains equal to 100%). Should the holders of our Class B common shares elect to reduce the percentage of the total voting power of AHL represented by the Class B common shares, such holders, at their sole discretion, may at the time of election stipulate that the election is irrevocable by such holders.

Because our Class A common shares and Class B common shares are economically equivalent, the Class A common shares will not experience dilution solely as a result of the Class B common shares converting into Class A common shares.

Class M Common Shares

Our Class M-1, M-2, M-3 and M-4 common shares (collectively, the “Class M common shares”) are non-voting incentive compensation shares, convertible into our Class A common shares upon the satisfaction of certain conditions, as described below. The Class M common shares are owned by employees of us and AAM. We do not anticipate issuing any Class M common shares in the future.

Class M common shares are granted subject to vesting and forfeiture conditions. Each such grant is divided into two tranches. One tranche is subject to time-based vesting only, with the shares generally vesting ratably on each of the first five anniversaries of the date of grant if the holder is still in service with our company on such anniversary. These time-based vesting shares also become vested automatically in full upon a sale or change of control of our company. The other tranche is subject to performance-based vesting, generally based on the achievement by our Class A common shareholders of specified IRRs and multiple on invested capital (“MOIC”) returned to shareholders. The one exception to these performance-based vesting conditions are the grants of restricted Class M-4 Prime common shares made to Messrs. Wheeler and Klein when they joined the company in the second half of 2015. In light of the proximity of their hiring to our IPO, the performance-based tranche of the Class M-4 Prime common shares granted to them will vest based on the trading price of the Class A common shares. We also granted Class M-4 Prime common shares to other individuals for whom share awards were approved in February 2016. See “Executive Compensation—2016 Compensation Elements—Athene Equity and Long-Term Incentive Awards” in our Annual Report for more information about the vesting provisions of the performance-based tranches of Class M common shares.

Notwithstanding the foregoing, in connection with any shareholder vote to approve a merger or amalgamation with respect to AHL, each Class M common share, and each non-voting Class A common share, shall have the power to vote in connection with such approval. Solely in connection with such a vote, the Class M common shares and the non-voting Class A common shares shall collectively represent 0.1% of the total voting power of AHL (such voting power to be allocated equally among the Class M common shares and the non-voting Class A common shares), with the total voting power attributable to each of the voting Class A common shares and Class B common shares being reduced by such percentage on a pro rated basis determined based on the total voting power of each such class.

Repurchase Right

Following certain terminations of the employment or service of a holder of Class M common shares, the company has the right (but not the obligation) to repurchase all or any portion of the vested Class M common shares held by such person.

Conversion to Class A Common Shares

After such time as either (1) certain investors in the Apollo Group receive a 100% return of capital invested in the company or (2) Class A common shares are listed on a national public securities exchange (which condition was satisfied upon the consummation of our IPO), a holder of vested Class M common shares may elect to exchange any or all of such shares for an equivalent number of Class A common shares upon payment to the company (in cash or in shares at the election of the holder of Class M common shares) of an amount equal to the product of (a) the number of vested Class M common shares that are being exchanged and (b) the applicable conversion price, less the per share dividends and other distributions, if any, previously paid by the company in respect of the Class A common shares from and after the issuance of the applicable Class M common shares.

The conversion price for the Class M-1 common shares is $10.00 per share, the conversion price for the Class M-2 common shares is $10.78 per share, the conversion price for the Class M-3 common shares is $13.46 per share and the conversion price for the Class M-4 common shares is $26.00 per share. Each such conversion price is based upon the price per share paid by investors in the private placement of our Class A common shares associated with the applicable Class M common shares. We have issued Class M-4 Prime common shares with conversion prices of $27.83, $28.26 and $33.28, which in each case was the grant date fair value of a Class A common share at the time of grant.

Following conversion of Class M common shares, such converted Class A common shares may be sold for cash subject to applicable contractual transfer restrictions or legal restrictions, such as blackout periods and affiliate sale volume restrictions.

Dividends

Our board of directors may, subject to Bermuda law and our bye-laws, declare a dividend to be paid (in cash or wholly or partly in kind) to shareholders of record on a record date set by our board of directors. Our board of directors may declare and pay a dividend on one or more classes of shares to the extent one or more classes of shares ranks senior to or has a priority over another class of shares. No unpaid dividend will bear any interest.

The holders of Class M common shares are not entitled to receive dividends declared with respect to such shares until specified investors in our company have achieved an actual or deemed return of investment specified in the award agreements relating to the grants of the shares. After such return of investment, dividends on vested Class M common shares are paid to the holders of such shares at the same time that dividends are paid to other shareholders.

We do not currently pay dividends on any of our common shares and we currently intend to retain all available funds and any future earnings for use in the operation of our business. We may, however, pay cash dividends on our common shares, including our Class A common shares, in the future. Any future determination to pay dividends will be made at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal and regulatory requirements, restrictions in our debt agreements and other factors our board of directors deems relevant. While we do not currently have any preference shares, if we issue such shares in the future, our board of directors may declare and pay a dividend on one or more classes of shares to the extent one or more classes of shares ranks senior to or has a priority over another class of shares. Our ability to pay dividends on our Class A common shares is limited by the terms of our existing indebtedness and may be restricted by the terms of any future credit agreement or any future debt or preferred securities of ours or of our subsidiaries. See “Dividend Policy” and “Description of Certain Indebtedness—Credit Facility.”

Furthermore, AHL is a holding company and has no direct operations. All of AHL’s business operations are conducted through its subsidiaries. Any dividends AHL pays will depend upon its funds legally available for distribution, including dividends from its subsidiaries. AHL’s U.S. insurance subsidiaries are highly regulated and are required to comply with various conditions before they are able to pay dividends or make distributions to AHL. See “Business—Regulation—United States—Restrictions on Dividends and Other Distributions” in our Annual Report. In addition, any dividends payable to AHL by its U.S. insurance subsidiaries, if permitted, would be subject to a 30% withholding tax.

Voting Rights

The total voting power of our common shares, as referred to in our bye-laws, means the total votes attributable to all of our shares issued and outstanding. The voting rights associated with each class of our common shares is as set forth below.

General

Our bye-laws restrict all holders of all classes of our shares from owning, directly or indirectly, an amount of outstanding capital stock of us such that any one holder that is a “United States person” (as defined in Section 957(c) of the Code) would possess 50% or more of either the total voting power or total value of our shares outstanding, including any securities exchangeable for our capital stock and all options, warrants, contractual and other rights to purchase our capital stock (“Equity Securities”). Our bye-laws also prohibit any holder of any class of our shares from transferring any such shares if, after giving effect to such transfer, 19.9% or greater of the total voting power or the total value of our outstanding shares or Equity Securities would be owned, directly or indirectly, by either (i) U.S. shareholders (as defined in Section 953(c) of the Code) who are insured or reinsured by us or any of our subsidiaries or ceding companies or (ii) any person who is related to any such person. In the event any holder of our shares or Equity Securities is in violation of these restrictions, our board of directors may require such holder to sell or allow us to repurchase some or all of such holder’s shares or Equity Securities at fair market value, as the board of directors and such holder agree in good faith, or to take any reasonable action that the board of directors deems appropriate.

Class A Common Shares

The bye-laws generally provide that shareholders are entitled to vote, on a non-cumulative basis, at all annual general and special meetings of shareholders with respect to matters on which Class A common shares are eligible to vote. The Class A common shares collectively represent 55% of the total voting power of all of the shares, subject to certain voting restrictions and adjustments described below. This allocation of 55% of the total voting power to the Class A common shares applies regardless of the number of Class A common shares that may be issued and outstanding.

In general, the bye-laws provide that the board of directors may determine that certain shares shall carry no voting rights or shall have reduced voting rights to the extent that our board of directors reasonably determines that it is necessary to do so to avoid any adverse tax consequences to the company or, upon the request of certain shareholders, to avoid adverse regulatory consequences to such shareholder. In addition, the board of directors has the authority under the bye-laws to request information from any shareholder for the purpose of determining whether a shareholder’s voting rights are to be adjusted pursuant to the bye-laws.

Voting Restrictions of Class A Common Shares - The bye-laws also include several specific restrictions and adjustments to the voting power of the Class A common shares. If a holder is subject to the restrictions described below, their Class A common shares may be deemed to be non-voting or the voting power attributable to such Class A common shares may be reduced. Such restrictions depend on the identity and characteristics of the holder of the shares as of the date in question; for example, Class A common shares that are deemed non-voting at one general meeting may, as a result of a subsequent transfer to a different holder, be entitled to vote at a later general meeting. The Class A common share restrictions are as follows:

•	Class A common shares shall be deemed non-voting if the holder of such shares (or any person related to the holder within the meaning of Section 953(c) of the Code or to whom the ownership of such holder’s shares is attributed under Section 958 of the Code, each, a “Tax-Attributed Affiliate”) (1) owns, directly, indirectly or constructively, Class B common shares, (2) owns, directly, indirectly or constructively, an equity interest in Apollo or AAA or (3) is a member of the Apollo Group at which time any member of the Apollo Group holds Class B common shares. A holder of our common shares and its Tax Attributed Affiliates are collectively referred to herein as a “Control Group”.

•	The voting power of those Class A common shares that are entitled to vote shall be adjusted so that no shareholder or Tax-Attributed Affiliate (other than a member of the Apollo Group and its affiliates) holds more than 9.9% of the total voting power of common shares. This limitation is intended to reduce the likelihood that the company, ALRe or any of the company’s subsidiaries domiciled outside of the United States will be treated as a controlled foreign corporation (“CFC”) in any taxable year (other than for purposes of taking into account RPII).

•	The aggregate votes conferred by the shares held by employees of the company and its subsidiaries, AAM and the Apollo Group may constitute collectively no more than 3% of the total voting power of the company.

The amount of any reduction in voting power that occurs by operation of the adjustments described above will generally be allocated proportionately among all other Class A common shares entitled to vote. If such reallocation in turn triggers the adjustments described above, the adjustments will be applied serially until additional adjustments are no longer necessary.

Any of the foregoing adjustments are likely to result in a Class A common share having voting rights in excess of its pro rata share of the voting power of our Class A common shares. Therefore, a shareholder’s voting rights may increase above 5% of the aggregate voting power of the outstanding common shares, thereby possibly resulting in the shareholder becoming a reporting person subject to Schedule 13D or 13G filing requirements under the Exchange Act.

Class B Common Shares

The Class B common shares represent, in aggregate, 45% of the total voting power of the shares, subject to certain adjustments, that are described below and in our bye-laws. Only members of the Apollo Group may own Class B common shares. If the AAA Investor holds a majority of the Class B common shares, the cumulative vote of the Class B common shares shall be cast based on the vote of the majority of the Class B common shares. In this instance, because the Class B common shares vote as a single block and can only be held by members of the Apollo Group, Apollo controls the voting power of the Class B common shares. As of the record date of the 2017 Annual General Meeting, it is expected that the AAA Investor will hold a majority of the Class B common shares.

Should it be the case that AAA Investor does not hold a majority of the Class B common shares, the voting power of the Class B common shares will be allocated on a pro rata basis among all holders of Class B common shares, provided that if certain conditions are met (described in detail in bye-law 4.2(b)(iii) and defined therein as a “Class B Adjustment Condition”, then the voting power of Class B common shares shall be reduced as follows:

(1) First, the voting power of the Class B common shares directly held by the shareholder(s) (i) with the highest Relative Class B Ownership Percentage (as defined in the bye-laws) as of such time and (ii) whose Class B common shares have voting power as of such time (the “Adjustment Shareholder(s)”) that are attributable to the Smallest Class B 9.9% U.S. Person (as defined in the bye-laws) shall be reduced (but not below zero) until the Class B Adjustment Condition is no longer met or such Smallest Class B 9.9% U.S. Person is no longer a Class B 9.9% U.S. Person (taking into account any reallocation of voting power pursuant to clause (2) below), whichever requires the smallest reduction in voting power.

(2) Second, the aggregate voting power reduced in clause (1) above shall be reallocated pro rata among the Class B common shares directly held by all other shareholders.

(3) Third, the adjustments described in clause (1) above and the reallocation described in clause (2) above shall be reapplied serially to the next Smallest Class B 9.9% U.S. Person until the Class B Adjustment Condition is no longer met.

(4) Any excess voting power that cannot be reallocated pursuant to clauses (1), (2) and (3) above shall be transferred pursuant to the bye-laws, and thereafter clause (3) above shall not apply.

Pursuant to the bye-laws, the pro rata reallocation of voting power of the Class B common shares provided for above shall not be permitted to the extent such reallocation would cause (i) a U.S. Person to become a Class B 9.9% U.S. Person (determined after such reallocation) or (ii) the Voting Ratio (as defined below) with respect to any Class B Common Share to be greater than 15. Any voting power that cannot be reallocated on a pro rata basis among all of the Class B common shares directly held by all other shareholders due to the reallocation discussed above shall nonetheless be reallocated to such shares to the maximum extent possible without violating the limitations described herein. “Voting Ratio” means, with respect to any share in the company, a fraction (i) the numerator of which is the percentage of the total voting power represented by such share and (ii) the denominator of which is a fraction (expressed as a percentage) (a) the numerator of which is the value of that share and (b) the denominator of which is the total value of all outstanding shares in the company.

If the adjustments described above have been made but there still exists a Class B Adjustment Condition, then the voting power attributable to the Class B common shares shall be reduced (and the voting power of the Class A common shares correspondingly increased) until such Class B Adjustment Condition is no longer met, unless all Affected Class B Shareholders (as defined in the bye-laws) agree otherwise. A transfer of voting power from the Class B common shares to the Class A common shares as described above could result in a holder of Class A common shares having voting rights in excess of its pro rata share of the voting power of the Class A common shares that it otherwise would have had.

Alternatively, if the AAA Investor holds a majority of the Class B common shares, the holders of the Class B common shares may irrevocably elect to reduce the total voting power of the Class B common shares, with the consent of the holders of a majority of the Class B common shares. This election could result in a holder of Class A common shares having voting rights in excess of one vote per share.

Class M Common Shares

Until having vested and converted into Class A common shares, none of the Class M common shares have voting rights, except where required under Bermuda law. Notwithstanding the foregoing, in connection with any shareholder vote to approve a merger or amalgamation with respect to AHL, each vested and unvested Class M common share, and each non-voting Class A common share, shall have the power to vote in connection with such approval. Solely in connection with such a vote, the Class M common shares and the non-voting Class A common shares shall collectively represent 0.1% of the total voting power of AHL (such voting power to be allocated equally among the Class M common shares and the non-voting Class A common shares), with the total voting power attributable to each of the voting Class A common shares and Class B common shares being reduced by such percentage on a pro rated basis determined based on the total voting power of each such class.

Voting of Subsidiary Shares

AHL’s bye-laws require the board of AHL to refer certain decisions with respect to our non-U.S. subsidiaries to our shareholders, and to vote our shares accordingly. The decisions required to be referred to our shareholders by this provision include the appointment, removal or remuneration of directors of non-U.S. subsidiaries and any other decisions with respect to non-U.S. subsidiaries that legally require the approval of such non-U.S. subsidiary’s shareholders.

Rights upon Liquidation

In the event of a liquidation, dissolution or winding up of the company, holders of Class A common shares, Class B common shares and Class M common shares are entitled to share in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock, with the holders of Class A common shares, Class B common shares and vested Class M common shares (to the extent that an amount equal to the applicable conversion price associated with the relevant class of Class M common shares has been received by holders of the Class A common shares and Class B common shares) entitled to preferential distributions as set forth in our bye-laws.

Preference Shares

Pursuant to Bermuda law and our bye-laws, our board of directors may establish one or more series of preference shares having such designations, dividend rates, redemption features, liquidation rights and preferences, conversion or exchange rights, relative voting rights or such other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could have the effect of discouraging an attempt to obtain control of our company.

As of the date of this prospectus, we have not issued or authorized any preference shares.

Certain Bye-law Provisions

Certain provisions of our bye-laws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which could result in an improvement of such persons’ terms. See “Risk Factors—Risks Relating to this Offering and an Investment in Our Class A Common Shares—Our bye-laws contain provisions that could discourage takeovers and business combinations that our shareholders might consider in their best interests, including provisions that prevent a holder of Class A common shares from having a significant stake in Athene” and “—Common Shares—Voting Rights.”

Classified Board of Directors

In accordance with the terms of our bye-laws, our board is classified as described under “Corporate Governance—Classified Board of Directors” in our Proxy Statement.

Removal of Directors

Our bye-laws provide that a director may only be removed for cause by a majority of our board or shareholders holding a majority of the total voting power of our common shares at any general meeting.

Shareholder Action by Written Consent

Subject to certain exceptions, our bye-laws provide that shareholder action may be taken by written resolution, if such resolution is signed by or on behalf of, more than 55% of the total voting power of our common shares.

Shareholder Advance Notice Procedures

Our bye-laws establish advance notice procedures for shareholders to bring business before or to nominate directors at an annual meeting of our shareholders. Our bye-laws provide that any shareholder wishing to bring such business before or to nominate directors at an annual meeting must be a shareholder of record (1) meeting the minimum requirements set forth for eligible shareholders to submit shareholder proposals under Rule 14a-8 of the Exchange Act (a “minimum shareholder”), at the time of giving of notice and at the time of the meeting, (2) entitled to vote at the meeting and (3) who complies with the notice procedures set forth below. These requirements may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. In addition, we expect that these provisions, insofar as they relate to the nomination of directors, may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

To be timely, the shareholder’s notice to bring business before or to nominate directors at an annual meeting must be delivered to or mailed and received by us not less than 90 days nor more than 120 days before the anniversary date of the preceding annual meeting, except that if the annual meeting is set for a date that is not within 30 days before or after such anniversary date, we must receive the notice not later than the later of (1) the close of business 90 days prior to the date of such annual meeting or (2) if the first public announcement of the date of such advanced or delayed annual meeting is less than 100 days prior to such date, 10 days following the date of the first public announcement of the general meeting.

The notice must include the following information:

•	the name and address of the shareholder who intends to make the nomination and either the name and address of the person or persons to be nominated or the nature of the business to be proposed;

•	the class and number of equity securities directly or indirectly owned by such shareholder or its affiliates and a description of any agreement, arrangement or understanding to which such shareholder is a party as of the date of such notice with respect to any equity securities or that has the effect or intent of mitigating loss to, managing the potential risk or benefit of share price changes for, or increasing or decreasing the voting power of such shareholder or its affiliates with respect to such equity securities;

•	a representation that the shareholder is a shareholder of record of our share capital entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons or to introduce the business specified in the notice;

•	if applicable, a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons, naming such person or persons, pursuant to which the nomination is to be made or business is to be proposed by the shareholder;

•	a representation whether the shareholder intends, or is part of a “group” (as defined in Rule 13d-5 of the Exchange Act) that intends, to deliver a proxy statement and/or form of proxy statement to holders of at least the percentage of common shares required to approve or adopt the proposal and/or to otherwise solicit proxies from other shareholders in support of such proposal;

•	such other information regarding each nominee or each matter of business to be proposed by such shareholder as would be required to be included in a proxy statement filed under the SEC’s proxy rules if the nominee had been nominated or intended to be nominated, or the matter that had been proposed, or intended to be proposed by the board of directors;

•	if applicable, the consent of each nominee to serve as a director if elected; and

•	such other information that the board of directors may request in its discretion.

Notwithstanding anything to the contrary, with respect to shareholder proposals, the notice requirements set forth in our bye-laws will be deemed satisfied by a shareholder if such shareholder has submitted a proposal to us in compliance with Rule 14a-8 of the Exchange Act and such proposal has been included in a proxy statement that has been prepared by us (provided that the shareholder has provided the information specified above). In addition, no business may be brought by a shareholder except in accordance with the above, and unless otherwise required by the rules of the NYSE, if a shareholder intending to bring business before a general meeting does not provide the timely notifications contemplated above or appear in person or by proxy, such business will not be transacted.

Corporate Opportunities

In recognition that members of the Apollo Group or members of its affiliates may serve as our directors and/or officers, and that the Apollo Group and its affiliates may engage in activities or lines of business similar to those in which we engage, our bye-laws provide for the allocation of certain corporate opportunities between us and the Apollo Group and its affiliates. Specifically, (i) no member of the Apollo Group or any affiliate of any member of the Apollo Group (other than us and our subsidiaries), (ii) no director or any affiliate of such director, and (iii) none of our officers, employees or agents, or any officer, director, employee or agent of any of our subsidiaries, who is also, and is presented such opportunity in his or her capacity as, an officer, director, employee, managing director, general or limited partner, manager, member, shareholder, agent or other affiliate of any member of the Apollo Group or of any affiliate of any member of the Apollo Group (other than us and our subsidiaries), in the cases of clauses (i), (ii) and (iii), excluding our Chief Executive Officer, has any duty to refrain from engaging, directly or indirectly, in the same or similar business activities or lines of business that we do. In the event that the Apollo Group or any of its affiliates acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, we will not have any expectancy to such corporate opportunity, and the Apollo Group or members of its affiliates, as applicable, will not have any duty to communicate or offer such corporate opportunity to us and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. In addition, if one of our directors who is also an officer, director, employee, managing director, general or limited partner, manager, member, shareholder, agent or other affiliate of any member of the Apollo Group or of any affiliate of any member of the Apollo Group (other than us and our subsidiaries) acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us and the Apollo Group or its affiliates, we will not have any expectancy to such corporate opportunity unless such potential transaction or matter was presented to such director solely in his or her capacity as such.

By becoming a stockholder in our Company, you will be deemed to have notice of and consented to these provisions of our bye-laws.

Amendments to Memorandum of Association and Bye-laws

Amendments to our bye-laws require an affirmative vote of majority of our board and a majority of the voting power at any annual or special meeting of shareholders.

Meetings of Shareholders

Our annual general meeting will be held each year at such place, date and time as determined by the board. A special general meeting may be called upon the request of the Chairman, the Chief Executive Officer or a majority of the board. The Companies Act requires that shareholders be given at least five business days’ notice of a meeting, excluding the date the notice is given and the date of the meeting. In addition, upon receiving a requisition from holders of at least 10% of total voting power of our common shares, the board is required to convene a special general meeting. The presence in person or by proxy of holders of our common shares holding a majority of the voting power of the company at such meeting constitutes a quorum for the transaction of business at a general meeting.

Market Listing

Our Class A common shares are listed on the NYSE under the symbol “ATH.”

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is Computershare Limited.

DESCRIPTION OF CERTAIN INDEBTEDNESS

We borrow funds primarily to provide liquidity and for general corporate purposes, and we may in the future incur additional indebtedness. Our ability to borrow funds depends on a variety of factors including, but not limited to, the credit ratings of AHL and its insurance company subsidiaries, general macroeconomic conditions, capital levels, collateral availability and earnings. This section includes a description of certain indebtedness, including potential sources of liquidity; other indebtedness is described in our consolidated financial statements and notes thereto.

Credit Facility

On January 22, 2016, AHL, ALRe and Athene USA entered into a credit agreement (the “Credit Facility”), with Citibank, N.A., as administrative agent (the “AHL Facility Administrative Agent”), pursuant to which AHL, ALRe and Athene USA (and any related borrowers from time to time party thereto) are entitled to incur, in the aggregate, up to $1 billion thereunder on a revolving basis. In connection with the Credit Facility, AHL, ALRe and Athene USA also entered into a Guaranty, dated as of January 22, 2016 (the “Guaranty”), with the AHL Facility Administrative Agent, pursuant to which (1) AHL and Athene USA each, on a joint and several basis, guaranteed all of the obligations of AHL, ALRe and Athene USA under and in respect of the Credit Facility and the other loan documents related thereto and (2) ALRe, on a joint and several basis with AHL and Athene USA, guaranteed certain of the obligations of AHL and Athene USA under and in respect of the Credit Facility and the other loan documents related thereto.

Interest accrues on outstanding borrowings under the Credit Facility at a rate per annum equal to either: (i) the Eurodollar Rate (as defined in the Credit Facility) plus a margin determined on a sliding scale from 1.125% to 2.50% based on the financial strength rating of AHL or (ii) the Base Rate (as defined in the Credit Facility) plus a margin determined on a sliding scale from 0.125% to 1.50% based on the financial strength rating of AHL. The borrowers under the Credit Facility will also be required to pay a fee on undrawn commitments on a sliding scale from 0.15% to 0.50% based on the financial strength rating of AHL.

The Credit Facility contains a number of customary representations and warranties, affirmative and negative covenants and events of default. Such covenants, among other things, restrict, subject to certain exceptions, the ability of AHL, ALRe, Athene USA and certain material subsidiaries of each to:

•	incur additional indebtedness, make guarantees and enter into derivative arrangements;

•	create liens on our or such subsidiaries’ assets;

•	make fundamental changes;

•	engage in certain transactions with affiliates;

•	make changes in the nature of their business; and

•	pay dividends and distributions or repurchase common shares.

The Credit Facility also contains covenants that require AHL to maintain (1) a ratio of Consolidated Adjusted Debt (as defined in the Credit Facility) to Consolidated Adjusted Capitalization (as defined in the Credit Facility) of not greater than 35% and (2) a minimum Consolidated Net Worth (as defined in the Credit Facility) of no less than the sum of $3.7 billion plus 50% of the net cash proceeds received from any equity issuances occurring after the date of the Credit Facility.

If an event of default occurs, the lenders under the Credit Facility will be entitled to take various actions, including the termination of the lenders’ commitments and the acceleration of amounts due thereunder. As of the date of this prospectus, AHL was in compliance with all covenants and no borrowings under the Credit Facility were outstanding.

Repurchase Agreements

We have repurchase agreements in place with several bank counterparties in the normal course of business under which we can borrow funds for purposes of bridging liquidity gaps or for general corporate purposes. These facilities are non-committed facilities and are required to be secured by collateral. The bank counterparties under these non-committed facilities generally decide whether to lend to us based on our current credit risk, including our and our subsidiaries’ credit ratings, the types and quality of collateral that we have available to pledge and general macroeconomic conditions. If we are unable to access funds under these non-committed facilities, we may need to access other facilities, dispose of securities underlying such facilities or otherwise at prices that are not optimal to us or issue additional equity to raise additional funds. These actions may have an adverse effect on our financial condition, liquidity and cash flows and may be dilutive to your investment. See “Risk Factors—Risks Relating to Our Business—We may want or need additional capital in the future, and such capital may not be available to us on favorable terms or at all due to volatility in the equity or credit markets, adverse economic conditions or our creditworthiness”.

FHLB Advances

AAIA is a member of the Federal Home Loan Bank of Des Moines (“FHLBDM”) and Athene Life Insurance Company (“ALIC”) is a member of the Federal Home Loan Bank of Indianapolis (“FHLBI”). Through their respective memberships, each has issued funding agreements to the respective Federal Home Loan Bank (“FHLB”) in exchange for cash advances. The funding agreements are required to be fully collateralized, taking into account applicable discounts to the value of securities posted. ALIC is required to also collateralize any potential prepayment penalty that would be incurred if ALIC were to prepay the funding agreements prior to maturity. The funding agreement policies may not be accelerated by the holder unless there is a default under the agreement. Each of AAIA and ALIC may retire any or all of their respective funding agreements at any time, subject in certain instances to prepayment penalties.

AAIA and ALIC are required to maintain a collateral deposit that backs any funding agreements issued to the FHLBs, or advances or letters of credit issued by the FHLB. AAIA and ALIC have the ability to obtain funding from the FHLB based on a percentage of the value of their respective assets and are subject to the availability of eligible collateral, subject to certain limits. Furthermore, collateral is pledged based on the outstanding balances of FHLB advances, funding agreements and letters of credit. The amount varies based on the type, rating and maturity of the collateral posted to the FHLB. Market value fluctuations resulting from changes in interest rates, spreads and other risk factors for each type of assets are monitored and additional collateral is either pledged or released as needed.

On August 11, 2016 we provided notice to the FHLBI that ALIC is withdrawing its membership thereto. The FHLBI confirmed receipt of our request on the following day. Pursuant to the FHLBI’s capital plan, ALIC’s membership will be withdrawn as of the fifth anniversary of the FHLBI’s receipt of our notice. Until such time that ALIC’s membership is withdrawn, ALIC continues to have all of the rights and obligations of being a member of the FHLBI, except that with respect to some or all of the FHLBI stock that ALIC owns, we will be entitled to a lower dividend amount, to the extent that the FHLBI declares a dividend. ALIC may continue to borrow from the FHLBI, provided that without the consent of the FHLBI, the transaction must mature or otherwise terminate prior to ALIC’s withdrawal of membership.

As of March 31, 2017, our maximum credit capacity under the FHLBDM facility was $14.4 billion. However, our ability to borrow under the facility is constrained by the availability of assets that qualify as eligible collateral under the facility and by the Iowa Code requirement that we maintain funds equivalent to our legal reserve in certain permitted investments, from which we exclude pledged assets. Considering these limitations, we currently estimate we have the ability to draw between $2-3 billion, inclusive of borrowings outstanding and subject to the FHLB’s approval. This estimate is based on our internal analysis and assumptions, and may not accurately measure collateral which is ultimately acceptable to the FHLB. Drawing such amounts would have an adverse impact on AAIA’s RBC ratio, which may further restrict our ability or willingness to draw up to our estimated capacity. Our ability to access the FHLBDM facility does not have a defined expiration date. Pursuant to the terms of the facility, we are able to access the facility as long as AAIA maintains a satisfactory level of creditworthiness based on FHLBDM’s credit assessment and meets the applicable collateral posting requirements. Amounts outstanding are included in interest sensitive contract liabilities in our consolidated balance sheet and the market value of assets that collateralize the FHLB funding agreements are included in AFS fixed maturity securities on the consolidated balance sheet. The following table provides certain information about the outstanding advances received from the respective FHLB (dollars in millions):

	March 31, 2017
	Borrowing Entity	Advance Type	Aggregate Advance Amount	Weighted Average Time to Maturity	Weighted Average Interest Rate	Aggregate Collateral Value
FHLBDM	AAIA	Funding Agreement	$423	1.29 years	4.24%	$926
FHLBI	ALIC	Funding Agreement	$36	2.10 years	3.22%	$59

COMPARISON OF SHAREHOLDER RIGHTS

Differences in Corporate Law

You should be aware that the Companies Act, which applies to us, differs in certain material respects from laws generally applicable to U.S. companies incorporated in the State of Delaware and their shareholders. The following is a summary of certain significant differences between the Companies Act (including modifications adopted pursuant to our bye-laws) and Bermuda common law applicable to us and our shareholders, on the one hand, and the provisions of the Delaware General Corporation Law applicable to U.S. companies organized under the laws of Delaware and their shareholders, on the other hand.

Duties of Directors

The Companies Act authorizes the directors of a company, subject to its bye-laws, to exercise all powers of the company except those that are required by the Companies Act or the company’s bye-laws to be exercised by the shareholders of the company. Our bye-laws provide that our business is to be generally managed and conducted by our board of directors. In accordance with Bermuda common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to make a personal profit from opportunities that arise from the office of director;

•	a duty to avoid situations in which there is an actual or potential conflict between a personal interest or the duties owed to third parties and/or the director’s duty to the company; and

•	a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act imposes a duty on directors and officers of a Bermuda company:

•	to act honestly and in good faith with a view to the best interests of the company; and

•	to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Companies Act also imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company.

Under Bermuda law, directors and officers generally owe fiduciary duties to the company itself, not to the company’s individual shareholders or members, creditors, or any class of either shareholders, members or creditors. Our shareholders may not have a direct cause of action against our directors.

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the company. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the company and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the company.

Interested Directors

Bermuda law provides that a transaction entered into by us in which a director has an interest will not be voidable by us and such director will not be liable to us for any profit realized pursuant to such transaction as a result of such interest, provided the nature of the interest is disclosed at the first opportunity either at a meeting of directors or in writing to the directors. While we are not aware of any Bermuda case law on the meaning of “first opportunity,” a Bermuda court will likely employ a practical interpretation of those words. Subject to the rules of the NYSE and applicable U.S. securities laws, our bye-laws do not require directors to recuse themselves from any discussion or decision involving any contract or proposed contract or arrangement in which the director is directly or indirectly interested so long as the nature of the interest is disclosed, and such director may be counted in the quorum for such meeting.

Under Delaware law, such transaction would not be voidable if (1) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (2) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote on the matter or (3) the transaction is fair as to the company as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Voting Rights and Quorum Requirements

Under Bermuda law, the voting rights of our shareholders are regulated by our bye-laws and, in certain circumstances, the Companies Act. Generally, except as otherwise provided in the bye-laws or the Companies Act, any action or resolution requiring approval of the shareholders may be passed by a simple majority of votes cast.

Any individual who is a shareholder of our company and who is present at a meeting may vote in person, as may any corporate shareholder that is represented by a duly authorized representative at a meeting of shareholders. Our bye-laws also permit attendance at general meetings by proxy, provided the instrument appointing the proxy is in the form specified in the bye-laws or such other form as the board may determine. The specific voting rights of our common shares are set forth in detail under “Description of Share Capital—Common Shares—Voting Rights.”

Under Delaware law, unless otherwise provided in a company’s certificate of incorporation, each shareholder is entitled to one vote for each share of stock held by the shareholder. Delaware law provides that unless otherwise provided in a company’s certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of shareholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, and unless otherwise provided in a company’s certificate of incorporation or bylaws, the affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote at a meeting in which a quorum is present is required for shareholder action, and the affirmative vote of a plurality of shares present in person or represented by proxy and entitled to vote at the meeting is required for the election of directors.

Amalgamations, Mergers and Similar Arrangements

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. Our bye-laws provide that a majority of the total voting power of the common shares of the company is required to approve an amalgamation or merger.

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, including a public Bermuda company, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the issued and outstanding shares entitled to vote on such transaction. A shareholder of a company participating in certain merger and consolidation transactions may, under certain circumstances, be entitled to appraisal rights, such as having a court to determine the fair value of the stock or requiring the company to pay such value in cash. However, such appraisal right is not available to shareholders if the stock received in such transaction is listed on a national securities exchange, including either the NYSE or the Nasdaq Global Market.

Acquisitions

Under Bermuda law, an acquiring party is generally able to acquire compulsorily the common shares of minority holders of a company in the following ways:

•	By a procedure under the Companies Act known as a “scheme of arrangement.” A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme of arrangement.

•	By acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, by notice compulsorily acquire the shares of any non-tendering shareholder on the same terms as the original offer unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

•	Where the acquiring party or parties hold not less than 95% of the shares or a class of shares of the company, by acquiring, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of each class of its capital stock.

Upon any such merger, and in the event the parent corporation does not own all of the stock of the subsidiary, dissenting shareholders of the subsidiary are entitled to certain appraisal rights. Delaware law also provides, subject to certain exceptions, that if a person acquires 15% of voting stock of a company, the person is an “interested shareholder” and may not engage in “business combinations” with the company for a period of three years from the time the person acquired 15% or more of voting stock.

Shareholders’ Suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws, including any breach of fiduciary duty claims in cases where the actions from which such claims arise have not been ratified by a majority of the shareholders.

Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Pursuant to our bye-laws, any suit that arises concerning the Companies Act or out of or in connection with our bye-laws shall be subject to the exclusive jurisdiction of the Supreme Court of Bermuda.

Indemnification of Directors and Officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Companies Act. Section 98 of the Companies Act further provides that a company may advance moneys to an officer or auditor for the costs, charges and expenses incurred by the officer or auditor in defending any civil or criminal proceedings against them, on condition that the officer or auditor shall repay the advance if any allegation of fraud or dishonesty is proved against them.

We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors (subject to certain exceptions for fraud and/or dishonesty). Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for this purpose.

Pursuant to our bye-laws, our shareholders have agreed to waive any claim or right of action such shareholder may have, whether individually or by or in right of AHL, against any director or officer of AHL on account of any action taken by such director or officer, or the failure of such director or officer to take any action in the performance of his or her duties with or for AHL or any subsidiary of AHL; provided that such waiver does not extend to any matter in respect of any fraud or dishonesty which may attach to such director or officer.

Under Delaware law, a corporation may include in its certificate of incorporation a provision that, subject to the limitations described below, eliminates or limits director liability to the corporation or its shareholders for monetary damages for breaches of their fiduciary duty of care. Under Delaware law, a director’s liability cannot be eliminated or limited for (1) breaches of the duty of loyalty, (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) the payment of unlawful dividends or expenditure of funds for unlawful stock purchases or redemptions or (4) transactions from which such director derived an improper personal benefit.

Delaware law provides that a corporation may indemnify a director, officer, employee or agent of the corporation against any liability or expenses incurred in any civil, criminal, administrative or investigative proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful, except that in any action brought by or in the right of the corporation, such indemnification may be made only for expenses (not judgments or amounts paid in settlement) and may not be made even for expenses if the officer, director or other person is adjudged liable to the corporation (unless otherwise determined by the court). In addition, under Delaware law, to the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to above, he or she must be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by that party. Furthermore, under Delaware law, a corporation is permitted to maintain directors’ and officers’ insurance.

Special Meeting of Shareholders

Under our bye-laws, a special general meeting of shareholders may be called upon the request of our Chairman, our Chief Executive Officer or our board of directors. In addition, upon receiving a requisition from holders of common shares representing at least ten percent (10%) of the total voting power of our common shares, the board will convene a special general meeting.

Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.

Notice of Shareholder Meetings

Bermuda law requires that shareholders be given at least five days’ advance notice of any general meeting and our bye-laws provide that not less than 21 days’ notice nor more than 60 days’ advance notice be provided. Under Delaware law, a company is generally required to give written notice of any meeting not less than 10 days nor more than 60 days before the date of the meeting to each shareholder entitled to vote at the meeting.

Dividends and Other Distributions

Under Bermuda law, a company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (1) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (2) the realizable value of the company’s assets would thereby be less than its liabilities. “Contributed surplus” is defined for purposes of Section 54 of the Companies Act to include the proceeds arising from donated shares, credits resulting from the redemption or conversion of shares at less than the amount set up as nominal capital and donations of cash and other assets to the company.

Under Delaware law, subject to any restrictions contained in the company’s certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Inspection of Corporate Records

Members of the general public have the right to inspect our public documents available at the office of the Registrar of Companies in Bermuda and our registered office in Bermuda, which will include our memorandum of association (including its objects and powers) and certain alterations to our memorandum of association. Our shareholders have the additional right to inspect our bye-laws, minutes of general meetings and audited financial statements, which must be presented to the annual general meeting of shareholders.

The register of members of a company is also open to inspection by shareholders and members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than 30 days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Delaware law requires that a company, within 10 days before a meeting of shareholders, prepare and make available a complete list of shareholders entitled to vote at the meeting. This list must be open to the examination of any shareholder for any purpose relating to the meeting for a period of at least 10 days prior to the meeting during ordinary business hours and at the principal place of business of the company. Delaware law also permits a shareholder to inspect the company’s books and records if the shareholder can establish that he or she is a shareholder of the company, the shareholder has complied with Delaware law with respect to the form and manner of making demand for inspection of corporate records and the inspection by the shareholder is for a proper purpose.

Shareholder Proposals

Under Bermuda law, shareholders may, as set forth below and at their own expense (unless the company otherwise resolves), require the company to: (1) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholders may properly move at the next annual general meeting; and/or (2) circulate to all shareholders entitled to receive notice of any general meeting a statement in respect of any matter referred to in any proposed resolution or any business to be conducted at such general meeting. The specific procedures under our bye-laws governing shareholder proposals in relation to our company are set forth under “Description of Share Capital—Certain Bye-law Provisions—Shareholder Advance Notice Procedures.”

Delaware law does not include a provision restricting the manner in which nominations for directors may be made by shareholders or the manner in which business may be brought before a meeting, although restrictions may be included in a Delaware corporation’s certificate of incorporation or bylaws.

Amendment of Memorandum of Association/Certificate of Incorporation

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Certain amendments to the memorandum of association may require approval of the Minister, who may grant or withhold approval at his or her discretion.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued and outstanding share capital have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their designees as such holders may appoint in writing for such purpose. No application may be made by the shareholders voting in favor of the amendment.

Under Delaware law, amendment of the certificate of incorporation, which is the equivalent of a memorandum of association, of a company must be made by a resolution of the board of directors setting forth the amendment, declaring its advisability, and either calling a special meeting of the shareholders entitled to vote or directing that the proposed amendment be considered at the next annual meeting of the shareholders. Delaware law requires that, unless a greater percentage is provided for in the certificate of incorporation, a majority of the outstanding voting power of the corporation is required to approve the amendment of the certificate of incorporation at the shareholders’ meeting. If the amendment would alter the number of authorized shares or par value or otherwise adversely affect the powers, preferences or special rights of any class of a company’s stock, the holders of the issued and outstanding shares of such affected class, regardless of whether such holders are entitled to vote by the certificate of incorporation, are entitled to vote as a class upon the proposed amendment. However, the number of authorized shares of any class may be increased or decreased, to the extent not falling below the number of shares then outstanding, by the affirmative vote of the holders of a majority of the stock entitled to vote, if so provided in the company’s original certificate of incorporation.

Amendment of Bye-laws

Our bye-laws provide that the bye-laws may only be amended upon a resolution approved by a majority of the board and a resolution approved by a majority of the shareholders of the company. In addition, no amendment to the bye-laws may be made which would materially, adversely and disproportionately affect the rights, obligations, powers or preferences of any class of common shares without similarly affecting the rights, obligations, powers or preferences of all other classes of common shares without the majority vote of the shares constituting such class so affected.

Under Delaware law, unless the certificate of incorporation or bylaws provide for a different vote, holders of a majority of the voting power of a corporation and, if so provided in the certificate of incorporation, the directors of the corporation have the power to adopt, amend and repeal the bylaws of a corporation.

Dissolution

Under Bermuda law, a solvent company may be wound up by way of a shareholders’ voluntary liquidation. Prior to the company entering liquidation, a majority of the directors are each required to make a statutory declaration, which states that the directors have made a full inquiry into the affairs of the company and have formed the opinion that the company will be able to pay its debts within a period of 12 months of the commencement of the winding up and must file the statutory declaration with the Bermuda Registrar of Companies. The general meeting is required to be convened primarily for the purposes of passing a resolution that the company be wound up voluntarily and appointing a liquidator. The winding up of the company is deemed to commence at the time of the passing of the resolution.

Under Delaware law, a corporation may voluntarily dissolve (1) if a majority of the board of directors adopts a resolution to that effect and the holders of a majority of the issued and outstanding shares entitled to vote thereon vote for such dissolution; or (2) if all shareholders entitled to vote thereon consent in writing to such dissolution.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our Class A common shares in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A common shares and could impair our ability to raise capital through the sale of our equity securities. No prediction can be made as to the effect, if any, future sales of shares, including as a result of the conversion of Class B common shares and Class M common shares into Class A common shares, or the availability of shares for future sales, will have on the market price of our Class A common shares prevailing from time to time.

Sale of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of approximately 118,034,097 Class A common shares and approximately 71,451,334 Class B common shares, each of which is convertible at any time at the option of the holder, with notice to the company, into Class A common shares on a one to one basis. In addition, we will have outstanding an aggregate of approximately 10,733,522 Class M common shares as of the closing of this offering. Of these Class M common shares, 7,148,192 will have vested at or prior to the closing of this offering and approximately 1,719,814 will vest over the next four years based on the satisfaction of time-based vesting criteria. In addition, 1,791,776 shares will be subject to vesting over the next four years subject to the satisfaction of performance-based vesting criteria. Class M common shares are convertible into Class A common shares under certain circumstances described under “Description of Share Capital—Common Shares—Class M Common Shares—Conversion to Class A Common Shares.”

Of the outstanding shares, the 31,050,000 Class A common shares sold in our IPO, the 31,625,000 shares sold in our follow-on offering that was completed in April 2017, along with 3,814,177 shares distributed to AAA unitholders in connection with, but not sold in, such offerings, the shares to be sold in this offering and the shares distributed to AAA unitholders in connection with, but not sold in, this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares of such class acquired by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. In addition, certain of the shares distributed or to be distributed to AAA unitholders were or will be distributed to certain members of the Apollo Group and are subject to lock-up agreements and thus may not be freely tradable. See “—Lock-Up Agreements.” The remaining outstanding Class A common shares and all of our Class B common shares will be deemed restricted securities, as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration, generally under Rules 144 or 701 under the Securities Act, which we summarize below. All of these shares will be subject to lock-up agreements described below.

Rule 144

In general, under Rule 144, and subject to the lock-up agreements described below, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any Class A common shares that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations subject only to the availability of current public information about us (which requirement will cease to apply after such person has beneficially owned such shares for at least 12 months).

None of the outstanding Class A common shares held by our pre-IPO shareholders will be eligible for sale under Rule 144 immediately upon the closing of this offering due to the lock-up agreements described below. Without giving effect to the lock-up agreements described below, 118,034,097 of our outstanding Class A common shares would be eligible for sale immediately upon closing of this offering, without regard to volume limitations and subject only to the availability of current public information about us (which requirement will cease to apply after such person has beneficially owned such shares for at least 12 months).

Without giving effect to any lock-up agreements, our affiliates who have beneficially owned our Class A common shares for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of Class A common shares then outstanding, which will equal approximately 1,180,341 shares immediately after this offering; and

•	the average weekly trading volume in our Class A common shares on the NYSE during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information or holding period requirements of Rule 144. However, substantially all Rule 701 shares are subject to lock-up agreements as described below.

Stock Plans

We have filed a registration statement on Form S-8 under the Securities Act in order to register Class A common shares issuable or convertible from Class M common shares under our 2009, 2012, 2014 and 2016 Share Incentive Plans. As a result, shares issued pursuant to such plan are eligible for resale in the public market without restriction, subject to the Rule 144 limitations applicable to affiliates, and the lock-up period, as applicable, described above.

Registration Rights

In 2014, we completed a private placement of Class A and Class B common shares. In connection with such private placement, we entered into a Registration Rights Agreement with all holders of our Class A and Class B common shares (including all holders of any our capital stock convertible into the Class A common shares). Under the Registration Rights Agreement, after the expiration of the respective lock-up periods and subject to certain exceptions:

•	holders of greater than 10% of our Class A common shares (and any Class A common shares issuable upon conversion of our other capital stock) are entitled to an unlimited number of demands that we file and have declared effective a registration statement registering the sale of the shares that they own; and

•	holders of greater than 5% and less than 10% of our Class A common shares (and any Class A common shares issuable upon conversion of our other capital stock) are entitled to two demands that we file and have declared effective a registration statement registering the sale of the shares that they own.

Additionally, certain holders under the Registration Rights Agreement are entitled to “piggyback” registration rights exercisable at certain times that allow them to include their shares of our Class A common shares (and any Class A common shares issuable upon conversion of our other capital stock) that they own in any public offering of equity securities initiated by us for our own account or the account of others (other than those public offerings pursuant to registration statements on forms that do not permit registration for resale by them). These “piggyback” registration rights are not available with respect to any shares of our Class A common shares (and any Class A common shares issuable upon conversion of our other capital stock) held by such investors or purchasers which are eligible for resale pursuant to certain exemptions from registration under the Securities Act or that are the subject of a then-effective registration statement.

If all of the current holders of our common shares that currently have rights to cause us to register the offer and sale of their shares sell them after the expiration of the respective lock-up periods, the market price of our common shares could substantially decline.

Lock-Up Agreements

Certain of our shareholders are selling Class A common shares in this offering. Such selling shareholders who own Class B common shares will have their Class B common shares that are sold in this offering automatically converted into Class A common shares immediately prior to sale in this offering.

Our directors, executive officers and shareholders holding 100% of our common shares outstanding prior to our IPO agreed that they would not sell any shares prior to the expiration of certain time periods after December 8, 2016, the Effective Date. Certain of our shareholders selling Class A common shares in this offering are bound by these lock-up restrictions, which are being waived with respect to the shares being sold in this offering (including Athene common shares sold by AAA Associates in the offering in respect of its carried interest in connection with the AAA Investments Distribution) and shares distributed by AAA to its unitholders in the conditional distribution but not sold in this offering, but will otherwise remain in effect. However, Apollo and its affiliates and their respective directors, officers and employees will be restricted from selling or transferring any Athene common shares received by them in their capacity as AAA unitholders in connection with the AAA Distribution in accordance with the restrictions described below. Lock-up periods applicable to existing holders under the Registration Rights Agreement end with respect to one-third of the shares owned by such holders on July 21, 2017, December 8, 2017 and March 3, 2018, provided that (i) our executive officers and directors and (ii) certain of our shareholders representing approximately 6.6% and 8.3%, respectively, of our common shares, have agreed not to sell any shares until March 3, 2018 and December 8, 2018, respectively.

Before giving effect to this offering, approximately 19,305,743; 36,176,948; 61,487,578; and 15,414,737 of our common shares will be eligible for future sale on July 21, 2017, December 8, 2017, March 3, 2018 and December 8, 2018, respectively. These Registration Rights Agreement lock-up restrictions are subject to waiver by our board of directors, including in the event that holders are permitted to sell their shares in follow-on registered offerings, and our board of directors has agreed to waive these restrictions for those shareholders selling in this offering (including Athene common shares sold by AAA Associates in the offering in respect of its carried interest in connection with the AAA Investments Distribution) as well as in respect of Athene common shares received by AAA unitholders in connection with the AAA Distribution; provided, that Apollo and its affiliates and their respective directors, officers and employees will be restricted from selling or transferring any Athene common shares received by them in their capacity as AAA unitholders in connection with the AAA Distribution in accordance with the restrictions described above. After giving effect to this offering (assuming that all the Class A common shares being offered hereby are sold and that the underwriters do not exercise their option to purchase additional Class A common shares), approximately 7,365,556, 34,391,611, 54,636,230 and 15,652,409 of our common shares will be eligible for future sale on July 21, 2017, December 8, 2017, March 3, 2018 and December 8, 2018, respectively. Of these shares, approximately 3,304,412, 28,050,666, 44,790,060 and 15,652,409 of our common shares that are eligible for future sale on July 21, 2017, December 8, 2017, March 3, 2018 and December 8, 2018, respectively, are held by our officers, directors, employees or shareholders holding 5% or more of our outstanding common shares. In addition, we, our executive officers, directors, the selling shareholders who participated in the IPO and the substantial majority of our pre-IPO shareholders are subject to a 180-day lock-up entered into with the underwriters who participated in our IPO pursuant to the IPO Lock-Ups. The IPO Lock-Ups are being waived with respect to the Athene common shares being sold by the selling shareholders in this offering (including Athene common shares sold by AAA Associates in the offering in respect of carried interest in connection with the AAA Investments Distribution), Athene common shares distributed by AAA to its unitholders in the conditional distribution but not sold in this offering and Athene common shares being distributed by AAA Investments to AAA Associates in respect of its general partnership interest in AAA Investments in connection with the AAA Investments Distribution; otherwise, the IPO Lock-Ups remain in effect, subject to certain limited exceptions.

In connection with this offering, we, our directors and executive officers, Apollo and its affiliates, including certain Apollo managed accounts that are participating as selling shareholders in this offering, and the other selling shareholders in this offering (other than AAA unitholders receiving Athene common shares as part of the conditional distribution from AAA) have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common shares, or any securities convertible into or exchangeable for any of their common shares, during the period from the date of this prospectus through and including July 20, 2017, except with the prior written consent of Goldman Sachs & Co. LLC. Goldman Sachs & Co. LLC, on behalf of the underwriters in our IPO has agreed to the following waivers with respect to the IPO Lock-Ups and the lock-up restrictions in the Registration Rights Agreement: (i) releases in connection with the conditional distribution by AAA of Class B common shares to its unitholders and the conditional distribution by AAA Investments to AAA Associates of Class B common shares in respect of its carried interest and general partnership interest in connection with the AAA Investments Distribution; (ii) releases in connection with any actions in respect of Athene common shares received in the conditional distributions referenced in the foregoing clause (i); (iii) releases solely for the purpose of effecting this offering (including Athene common shares sold by the selling shareholders in this offering and Athene common shares sold by AAA Associates in this offering); and (iv) releases in connection with the possible future sale of AAA Associates of shares in respect of its carried interest pursuant to a Rule 10b5-1 Plan under the Exchange Act. We have further agreed with the underwriters, subject to certain exceptions, that we will not waive the lock-up restrictions in the Registration Rights Agreement during the period from the date of this prospectus through and including July 20, 2017, except with the prior written consent of Goldman Sachs & Co. LLC. As these lock-up periods end or shares waived from such lockups are released from such restrictions, the market price of our common shares could decline if the holders of those shares sell them or are perceived by the market as intending to sell them. Additionally, existing holders of our common shares have registration rights under the Registration Rights Agreement, subject to some conditions, which require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other shareholders in the future.

TAX CONSIDERATIONS

The following is a discussion of material Bermuda and U.S. federal income tax considerations that may be relevant to a prospective investor considering an investment in our Class A common shares in connection with this offering.

Bermuda Tax Considerations

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily residing in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda.

U.S. Federal Income Tax Considerations

The following is a general discussion of the material U.S. federal income tax considerations relating to the ownership and disposition of our Class A common shares purchased in this offering. The statements of law or legal conclusions as to matters of U.S. federal income tax law included in this discussion are, subject to the limitations, qualifications and assumptions set forth below, the opinion of our counsel, Sidley Austin LLP. Statements herein regarding the beliefs, expectations and intentions of the company represent the view of management and do not represent the opinions of counsel. The discussion is based on the Code, U.S. Treasury regulations, judicial decisions, administrative pronouncements and the income tax treaty between the United States and Bermuda (the “Bermuda Treaty”), all as currently in effect. Such authorities are subject to change, possibly with retroactive effect. Any such change could result in U.S. federal income tax consequences that are materially different from those described below. Moreover, any change after this offering in any of the factual matters set forth in this prospectus or in the conduct, practices or activities of the company may affect the considerations discussed below. We are under no obligation to update the discussion to reflect future changes in law or changes in any of the foregoing factual matters that may later come to our attention.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to all prospective investors, some of which, such as dealers in securities, banks, thrifts or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, U.S. expatriates, non-U.S. persons who are engaged in a trade or business in the United States, persons that hold our common shares as part of a straddle, conversion transaction or hedge, persons deemed to sell our common shares under the constructive sale provisions of the Code, investors that are subject to the alternative minimum tax, investors whose functional currency is not the U.S. dollar, investors that are treated as partnerships for U.S. federal income tax purposes, investors that are not the beneficial owners of our common shares, and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who purchase Class A common shares in connection with this offering and hold the Class A common shares as a capital asset (within the meaning of Section 1221 of the Code) and does not deal with investors that also own Class B or Class M common shares. If an entity treated as a partnership for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax treatment of a partner of the partnership will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding common shares, you are urged to consult your tax adviser regarding the consequences to you of the partnership’s ownership and disposition of our common shares.

This discussion does not address any U.S. federal tax laws other than U.S. federal income tax laws, any U.S. state or local tax laws or any non-U.S. tax laws. You are encouraged to consult your tax advisers concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local and non-U.S. laws from the ownership and disposition of our common shares. The conclusions expressed in the discussion below are not binding on the Internal Revenue Service (the “IRS”) or any court, and there is no assurance that the IRS or a court would not reach a contrary conclusion. No ruling has been or will be sought from the IRS regarding any matter discussed in this prospectus.

Taxation of AHL and ALRe

In general, a non-U.S. corporation is subject to U.S. federal income tax on its taxable income which is effectively connected with the conduct of a trade or business in the United States, including a branch profits tax based upon its after-tax effectively connected earnings and profits, with certain adjustments. We currently intend to limit our U.S. activities so that AHL and ALRe are not considered to be engaged in a U.S. trade or business. No definitive standards, however, are provided by the Code, U.S. Treasury regulations or court decisions regarding when a foreign corporation is engaged in the conduct of a U.S. trade or business. Because the law is unclear, and the determination is highly factual and must be made annually, there is no assurance that the IRS will not contend that one or both of AHL or ALRe is engaged in a U.S. trade or business. If AHL or ALRe were found to be so engaged, it would be subject to U.S. federal income tax at regular corporate rates (currently up to 35%) and a 30% branch profits tax, except as described below with respect to the Bermuda Treaty. A non-U.S. corporation is generally entitled to deductions and credits only if it timely files a U.S. federal income tax return. AHL and ALRe have in the past filed, and intend to continue to file, such returns on a protective basis for each tax year. U.S. federal income tax, if imposed, would be based on effectively connected income and computed in a manner generally analogous to that applied to the income of a U.S. corporation.

Bermuda Treaty Benefits

If ALRe is entitled to the benefits of the Bermuda Treaty for a given taxable year, it will not be subject to U.S. federal income tax on certain of its business profits for that year unless those business profits are attributable to a permanent establishment in the United States. ALRe currently intends to conduct its activities in such a manner as to avoid having a permanent establishment in the United States, but because the determination of whether a person has a permanent establishment in the United States is highly factual, and must be made annually, there can be no assurances that it will be successful in that regard.

An insurance enterprise resident in Bermuda whose shares are not traded on an exchange will be entitled to the benefits of the Bermuda Treaty only if (1) more than 50% of its shares are beneficially owned, directly or indirectly, by any combination of individual residents of the United States or Bermuda or U.S. citizens and (2) its income is not used in substantial part, directly or indirectly, to make certain disproportionate distributions to, or to meet certain liabilities of, persons who are neither residents of the United States or Bermuda nor U.S. citizens. It cannot be predicted whether ALRe will take the position in any particular year that it qualifies for the benefits of the Bermuda Treaty because it cannot be predicted whether its direct or indirect ownership will satisfy the requirements described above.

Net Investment Income

Non-U.S. insurance companies carrying on an insurance business within the United States are treated under the Code as having a certain minimum amount of effectively connected net investment income, determined in accordance with a formula that depends, in part, on the amount of U.S. risk insured or reinsured by such companies. If, contrary to the company’s intention, ALRe is considered to be engaged in the conduct of an insurance business in the United States and is not entitled to the benefits of the Bermuda Treaty, a significant portion of ALRe’s investment income could be subject to U.S. federal income tax. In addition, while the Bermuda Treaty clearly applies to premium income, it is uncertain whether it applies to other income such as investment income. Because the law is not clear, there is no assurance that if ALRe is considered to be engaged in the conduct of an insurance business in the United States, a significant portion of ALRe’s investment income would not be subject to U.S. federal income tax (including branch profits tax), even if ALRe is entitled to the benefits of the Bermuda Treaty.

Withholding Tax

Non-U.S. corporations not engaged in a trade or business in the United States generally are subject to a 30% U.S. federal income tax (imposed on a gross basis and generally collected by withholding) on certain “fixed or determinable annual or periodical gains, profits and income” from sources within the United States. Such income includes certain distributions from U.S. corporations and certain interest on investments but does not include insurance premiums paid with respect to a contract that is subject to the excise tax described below. Because, as discussed above, it is uncertain whether the Bermuda Treaty applies to investment income, it is unclear whether the Bermuda Treaty would provide any relief from this tax, even if ALRe is entitled to the benefits of the Bermuda Treaty. If any of AHL’s U.S. subsidiaries makes a distribution to AHL, the distribution will be treated as a dividend to which the 30% withholding tax will apply to the extent the distribution is paid out of the subsidiary’s current or accumulated earning and profits, as determined for U.S. federal income tax purposes.

Excise Tax

The United States imposes an excise tax on insurance and reinsurance premiums paid to non-U.S. insurers or reinsurers with respect to risks located in the United States. The applicable tax rates are 1% for life insurance and annuity contract premiums and 1% for reinsurance premiums. The Bermuda Treaty does not provide any relief from this excise tax. The person who pays the premium to the non-U.S. insurer or reinsurer is customarily responsible for the excise tax. If, however, the tax is not paid by the purchaser of the insurance or reinsurance, the non-U.S. insurer may be held liable for the tax. Accordingly, if our non-U.S. subsidiaries reinsure U.S. risks written by third-party insurance companies, and such insurance companies were not to pay this excise tax, we could be held liable for it.

Taxation of U.S. Holders

For purposes of this discussion, you are a “U.S. holder” if, for U.S. federal income tax purposes, you are treated as a beneficial owner of our Class A common shares and you are:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the law of the United States or any state thereof (including the District of Columbia);

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

Distributions on Our Class A Common Shares

We do not currently make distributions on any of our common shares and we currently intend to retain all available funds and any future earnings for use in the operation of our business. See “Dividend Policy.” Subject to the discussions below relating to the potential application of the CFC, RPII and passive foreign investment company (“PFIC”) provisions, distributions on our Class A common shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of AHL’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. To the extent that distributions on Class A common shares exceed AHL’s earnings and profits, the distributions will be treated as a tax-free return of capital that will reduce, but not below zero, your tax basis in the Class A common shares and thereafter as capital gain from the sale or exchange of the Class A common shares (discussed below). AHL’s earnings and profits generally will not include the earnings and profits of its subsidiaries until such amounts are distributed to AHL.

Dividends paid with respect to our Class A common shares will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes. Further, any such dividends generally will not be eligible for the dividends received deduction for corporate shareholders.

Dividends paid with respect to the Class A common shares to a U.S. holder that is treated for U.S. federal income tax purposes as an individual, a trust or an estate (a “non-corporate U.S. holder”) will be treated as “qualified dividend income” taxed at the preferential rates applicable to long-term capital gain if (i) the Class A common shares are readily tradable on an established securities market in the United States (such as the NYSE, on which the Class A common shares are currently traded), (ii) AHL is not a PFIC for the taxable year during which the dividend is paid and AHL was not a PFIC for the immediately preceding taxable year (see discussion below), (iii) the U.S. holder owns the Class A common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend (and does not enter into certain risk-limiting transactions with respect to the common shares), (iv) the U.S. holder is not under an obligation to make related payments with respect to positions in substantially similar or related property, and (v) the U.S. holder does not take the dividends into account as investment income for purposes of deducting investment interest. Dividends you receive from AHL that are not treated as “qualified dividend income” will be taxed at ordinary income rates.

Special rules may apply to any “extraordinary dividend.” Generally, a dividend with respect to a Class A common share will be an extraordinary dividend if the amount of such dividend equals or exceeds 10% of your adjusted tax basis (or fair market value in certain circumstances) in such Class A common share (subject to certain aggregation rules). In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20% of your adjusted tax basis (or fair market value). If you receive an extraordinary dividend on a Class A common share that is treated as qualified dividend income and you are a non-corporate U.S. holder, then any loss recognized by you from a subsequent sale or exchange of such Class A common share will be treated as a long-term capital loss to the extent of such dividend.

Dividends paid with respect to our Class A common shares to a non-corporate U.S. holder may also be subject to an additional 3.8% tax on net investment income, described below.

CFC Provisions

Each of AHL, ALRe and the German Group Companies will be considered a CFC if, on any day of its taxable year, “10% U.S. Shareholders” (as defined below) own (directly, indirectly through non-U.S. entities or constructively through the application of certain constructive ownership rules (“constructively”)) more than 50% of the total combined voting power of all classes of its voting stock or more than 50% of the total value of all of its stock. For purposes of taking into account certain insurance income, however, ALRe and each German Group Company will be a CFC if more than 25% of the total combined voting power of all classes of its voting shares or more than 25% of the total value of all of its shares are owned by 10% U.S. Shareholders. Except as discussed below with respect to RPII, a U.S. holder that is not a 10% U.S. Shareholder is not expected to experience adverse U.S. federal income tax consequences under the CFC provisions regardless of whether any of AHL, ALRe, or the German Group Companies is treated as a CFC.

A “10% U.S. Shareholder” of an entity treated as a foreign corporation for U.S. federal income tax purposes is a U.S. person who owns (directly, indirectly through non-U.S. entities or constructively) 10% or more of the total combined voting power of all classes of voting shares of the corporation. Because of the provisions in AHL’s organizational documents relating to voting in AHL and AHL’s non-U.S. subsidiaries (see “Description of Share Capital—Common Shares—Voting Rights” for a discussion regarding these provisions), among other factors (including the expected ownership of AHL’s common shares following this offering), a U.S. person that acquires Class A common shares in this offering is not expected to thereby become a 10% U.S. Shareholder of AHL, ALRe or any German Group Company. However, because the attribution rules contained in the Code are complex and there is no definitive legal authority on whether the voting provisions included in AHL’s organizational documents are effective for purposes of the CFC provisions, there can be no assurance that this will be the case.

If AHL, ALRe or a German Group Company is a CFC for an uninterrupted period of 30 days or more during a taxable year, any 10% U.S. Shareholder of AHL, ALRe or such German Group Company, respectively, who owns Class A common shares directly, or indirectly through non-U.S. entities, on the last day in AHL’s, ALRe’s or such German Group Company’s (as applicable) taxable year on which it is a CFC must include in its gross income for U.S. federal income tax purposes its pro rata share (based on direct or indirect ownership of value) of AHL’s, ALRe’s or such German Group Company’s (as applicable) “subpart F income,” even if the subpart F income is not distributed. “Subpart F income” of a CFC typically includes, among other items, passive income such as interest and dividends as well as certain insurance and reinsurance income (including underwriting and investment income). The subpart F income of a CFC for any taxable year is limited to the CFC’s earnings and profits for the taxable year. The earnings and profits of a foreign corporation attributable to amounts which are, or have been, included in the gross income of a 10% U.S. Shareholder pursuant to the CFC provisions will not, when subsequently distributed to such 10% U.S. Shareholder (or, if certain requirements are met, other U.S. persons) directly or indirectly through a chain of non-U.S. entities be again included in the gross income of such 10% U.S. Shareholder (or other U.S. person).

If AHL, ALRe or a German Group Company is a CFC, the rules relating to PFICs generally would not apply to a 10% U.S. Shareholder of AHL, ALRe or such German Group Company, respectively.

Related Person Insurance Income—Special rules apply with respect to a CFC that earns RPII. For purposes of taking into account RPII, an entity treated as a foreign corporation for U.S. federal income tax purposes will be considered a CFC (a “RPII CFC”) if, on any day of its taxable year, U.S. persons who own (directly or indirectly through non-U.S. entities) any of its stock (each such person, a “RPII Shareholder”) own (directly, indirectly through non-U.S. entities or constructively) 25% or more of the total combined voting power of all classes of its voting stock or 25% or more of the total value of all of its stock.

The RPII of a RPII CFC is certain insurance and reinsurance income (including underwriting and investment income) attributable to a policy of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a “RPII Shareholder” or a “related person” to a RPII Shareholder. Generally, a person is a related person to a RPII Shareholder if the person controls or is controlled by the RPII Shareholder, or if the person is controlled by the same person or persons who control the RPII Shareholder. Control is defined for these purposes as direct or indirect ownership of more than 50% of the value or voting power of the stock of a person treated as a corporation for U.S. federal income tax purposes or more than 50% of the value of the beneficial interests in a person treated as a partnership, trust, or estate for U.S. federal income tax purposes. Certain attribution rules apply for purposes of determining control.

As a general matter, although we have identified a small number of our RPII Shareholders that have purchased policies from one of our U.S. subsidiaries, we do not believe that ALRe or any German Group Company earns more than a de minimis amount of RPII from insuring risks of RPII Shareholders. In order to strengthen our protection against ALRe or any German Group Company recognizing RPII from insuring risks of persons related to RPII Shareholders, existing voting restrictions on our common shares set forth in our bye-laws are generally intended to prevent the Apollo Group or their affiliates from being treated as owning (directly, indirectly or constructively) more than 45% of the total voting power of our common shares. These restrictions have the effect of reducing the likelihood that any of our subsidiaries would be treated as related to any member of the Apollo Group (or their affiliates) for RPII purposes. Under our bye-laws, any member of the Apollo Group has the right to designate any newly acquired Class A common shares as having the right to vote. If a member of the Apollo Group were to exercise such right, our subsidiaries may be treated as “related” to a member of the Apollo Group (or one of their affiliates) for these purposes. In such case, substantially all of ALRe’s income might constitute RPII, triggering the adverse RPII consequences to all U.S. persons that hold AHL’s common shares directly or indirectly through non-U.S. entities, as described below.

RPII Exceptions—The RPII rules will not apply with respect to ALRe or a German Group Company for a taxable year if (1) at all times during its taxable year less than 20% of the total combined voting power of all classes of ALRe’s or such German Group Company’s (as applicable) voting stock and less than 20% of the total value of all of its stock is owned (directly or indirectly) by persons who are (directly or indirectly) insured under any policy of insurance or reinsurance issued by ALRe or such German Group Company, respectively, or who are related persons to any such person or (2) its RPII (determined on a gross basis) is less than 20% of its insurance income (as so determined) for the taxable year, determined with certain adjustments. It is expected that one or both of these exceptions will apply to ALRe and each German Group Company, but because AHL cannot be certain of its future ownership or its ability to obtain information about its shareholders to manage such ownership to ensure that it qualifies for one or both of these exceptions, there can be no assurance in this regard.

Apportionment of RPII to RPII Shareholders—If ALRe or a German Group Company does not qualify for either of the exceptions described above for a taxable year and ALRe or such German Group Company (as applicable) was a RPII CFC for an uninterrupted period of 30 days or more during that taxable year, then a RPII Shareholder that owns, directly or indirectly through non-U.S. entities, any of the Class A common shares on the last day of that taxable year will be required to include in gross income the RPII Shareholder’s pro rata share of ALRe’s or such German Group Company’s (as applicable) RPII for the entire taxable year, whether or not distributed, even if that RPII Shareholder did not own the Class A common shares throughout the period. The RPII Shareholder’s share of the RPII for the taxable year will be determined as if all RPII were distributed proportionately only to RPII Shareholders at that date, but limited by each such RPII Shareholder’s share of ALRe’s or such German Group Company’s (as applicable) current year earnings and profits as reduced by the RPII Shareholder’s share, if any, of certain prior-year deficits in earnings and profits. The RPII Shareholder may exclude from income the amount of any distributions by AHL of earnings and profits attributable to amounts which are, or have been, included in the gross income of the RPII Shareholder. A RPII Shareholder will not be able to exclude from income the amount of any distributions by AHL of earnings and profits attributable to RPII amounts which have been included in the gross income of any previous RPII Shareholders of the Class A common shares owned, directly or indirectly through non-U.S. entities, by such RPII Shareholder if the RPII Shareholder is unable to identify the previous RPII Shareholders and demonstrate the amount of RPII that had previously been included in the gross income of the previous RPII Shareholders.

A RPII Shareholder who owns (directly or indirectly) our Class A common shares during ALRe’s or a German Group Company’s taxable year but not on the last day of the taxable year is not required to include in gross income any part of ALRe’s or such German Group Company’s (as applicable) RPII for that taxable year solely by reason of such ownership.

Computation of RPII—For any year in which the RPII rules apply with respect to ALRe or a German Group Company, we may seek information from our shareholders as to whether direct or indirect owners of our shares at the end of the year are RPII Shareholders so that the RPII may be determined and apportioned among such persons. We are not under any obligation to do so or to report any RPII to our RPII Shareholders. To the extent we are unable to determine whether a direct or indirect owner of our shares is a RPII Shareholder, we may assume that such owner is not a RPII Shareholder, thereby increasing the per-share RPII amount for all known RPII Shareholders. Calculating the amount of RPII AHL may receive, and determining whether AHL is eligible for the RPII exceptions, requires information about AHL’s shareholders and insureds that AHL may not have. Therefore, there can be no assurance that AHL will be able to determine the availability of the RPII exceptions and the amount of insurance income that is RPII.

Uncertainty as to the Application of the RPII Provisions—The meaning of various RPII provisions and the application of those provisions to ALRe and the German Group Companies is uncertain. Regulations interpreting the RPII provisions exist only in proposed form, and it is uncertain whether those regulations will be adopted in their proposed form (or at all) or whether changes or clarifications might be made to them. It is also uncertain whether any such changes or any interpretation or application of the RPII provisions by the IRS or the courts might have retroactive effect. In addition, there can be no assurance that the amount of RPII or the amounts of the RPII inclusions for any particular RPII Shareholder, if any, will not be subject to adjustment based upon subsequent IRS examination. Prospective investors are urged to consult their tax advisers regarding the effects of these uncertainties and the application of the RPII provisions to them.

Basis Adjustments—A U.S. holder’s tax basis in the Class A common shares will be increased by the amount of any of AHL’s, ALRe’s or any German Group Company’s subpart F income (including any RPII) that such U.S. holder includes in income under the CFC and RPII rules by reason of its ownership of such shares. A U.S. holder’s tax basis in the Class A common shares will be reduced by the amount of any distributions on the Class A common shares of previously taxed income that is excluded from the U.S. holder’s gross income. If such distributions exceed the U.S. holder’s tax basis in the Class A common shares, the excess will be treated as gain from the sale or exchange of our Class A common shares (see discussion below).

Tax-Exempt U.S. Holders—If a U.S. holder that is a tax-exempt organization is required to include any of ALRe’s or any German Group Company’s insurance income (including RPII) in its gross income under the CFC rules, such income will be unrelated business taxable income, which is subject to tax. Prospective investors that are tax-exempt organizations are urged to consult their tax advisers as to the potential impact of the unrelated business taxable income provisions of the Code on an investment in our Class A common shares. A tax-exempt organization that is treated as a 10% U.S. Shareholder or a RPII Shareholder also must file IRS Form 5471, as described below.

Dispositions of Class A Common Shares

Subject to the discussions below relating to the potential application of Section 1248 of the Code and the PFIC rules, U.S. holders will recognize capital gain or loss on the sale or other taxable disposition of our Class A common shares. If the holding period for the Class A common shares sold or otherwise disposed of exceeds one year, any gain recognized by a non-corporate U.S. holder will be subject to tax at a maximum U.S. federal income tax rate of 20% and may also be subject to an additional 3.8% tax imposed on certain net investment income, as discussed below. With certain exceptions, any gain will be U.S. source gain and generally will be passive category income for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

Under Section 1248 of the Code, if a U.S. holder sells or exchanges Class A common shares and the U.S. holder owned (directly, indirectly through non-U.S. entities or constructively) 10% or more of the total combined voting power of the voting stock of AHL when AHL was a CFC at any time during the 5-year period ending on the date of the sale or exchange, then any gain recognized on the sale or exchange of the stock will be treated as a dividend to the extent of AHL’s earnings and profits (determined under U.S. federal income tax principles) attributable to the stock accumulated during the period that the U.S. holder held stock of AHL while AHL was a CFC (with certain adjustments). Because of the provisions in AHL’s organizational documents that limit voting power in AHL (see “Description of Share Capital—Common Shares—Voting Rights” for a discussion regarding these provisions), among other factors (including the expected ownership of our common shares following this offering), a U.S. holder that acquires Class A common shares in this offering is not expected to be treated as owning (directly, indirectly through non-U.S. entities or constructively) 10% or more of the total combined voting power of the voting stock of AHL and, consequently, subject to the discussion of RPII below, Section 1248 of the Code is not expected to apply to any sales or exchanges of our Class A common shares. However, because of the complexity of the attribution rules contained in the Code and the uncertainty of the effectiveness of the voting provisions in our organizational documents, there can be no assurance that this will be the case.

Section 953(c)(7) of the Code provides that the rules of Section 1248 of the Code will also apply to the sale or exchange of shares in a non-U.S. corporation by a U.S. person (regardless of whether the person is a 10% U.S. Shareholder) if the non-U.S. corporation would be taxed under the provisions of the Code applicable to U.S. insurance companies if it were a U.S. corporation and the non-U.S. corporation is (or would be but for certain exceptions) treated as a RPII CFC. If Section 1248 applies under such circumstances, gain on the disposition of shares in the non-U.S. corporation may be recharacterized as a dividend to the extent of the U.S. person’s share of the corporation’s undistributed earnings and profits that were accumulated during the period that the U.S. person owned the shares (possibly whether or not those earnings and profits are attributable to RPII).

AHL does not directly engage in an insurance or reinsurance business, but ALRe and the German Group Companies do. Existing proposed regulations do not address whether the provisions of Section 953(c)(7) of the Code may apply with respect to the sale of stock in a non-U.S. corporation that is not a RPII CFC but has a non-U.S. subsidiary that is a RPII CFC and that would be taxed under the provisions of the Code applicable to U.S. insurance companies if it were a U.S. corporation. In the absence of legal authority to the contrary, there is a strong argument that this specific rule should not apply to a disposition of Class A common shares because AHL is not itself directly engaged in the insurance business. However, there is no assurance that the IRS will not successfully assert that Section 953(c)(7) applies in such circumstances and thus may apply to the sale or exchange by a U.S. holder of our Class A common shares. Prospective investors are urged to consult their tax advisers regarding the effects of these rules on a disposition of our Class A common shares.

PFIC Provisions

In general, a non-U.S. corporation will be a PFIC during a taxable year if (1) 75% or more of its gross income constitutes passive income or (2) 50% or more of its assets produce, or are held for the production of, passive income. For these purposes, passive income includes interest, dividends and other investment income, with certain exceptions. Income derived in the active conduct of an insurance business by a corporation that is predominantly engaged in an insurance business, however, is not treated as passive income provided that the corporation does not maintain financial reserves in excess of the reasonable needs of its insurance business. The PFIC provisions also contain a look-through rule under which a non-U.S. corporation will be treated as if it received directly its proportionate share of the income, and held its proportionate share of the assets, of another corporation if it owns at least 25% of the value of the stock of such other corporation. We currently expect that, for purposes of the PFIC rules, each of ALRe and the German Group Companies will be predominantly engaged in the active conduct of an insurance business and will not, after giving effect to the IPO, have financial reserves in excess of the reasonable needs of its insurance business in each year of operations. Accordingly, the current expectation is that none of the income or assets of ALRe or any of the German Group Companies will be treated as passive and that each of ALRe and the German Group Companies will not be treated as a PFIC for the current year or in the foreseeable future. Similarly, the current expectation is that no material amount of the income and assets of each of AHL’s other subsidiaries will be treated as passive income or assets that produce, or are held for the production of, passive income. Therefore, under the look-through rule, we currently expect that AHL will not be treated as a PFIC for the current year or the foreseeable future. There is no assurance, however, that AHL and ALRe will not be deemed to be PFICs by the IRS. No final or temporary regulations currently exist regarding the application of the PFIC provisions to an insurance company. Proposed regulations have recently been issued, which will not be effective until adopted in final form. At this time it is unclear whether and how such regulations would affect the characterization of AHL and its subsidiaries. Additionally, legislation has been introduced in a previous Congress that, if enacted, would have characterized a non-U.S. insurance company with insurance liabilities of 25% or less of such company’s assets as a PFIC unless it could qualify for a temporary exception based on both an asset test and a facts and circumstances test. Members of Congress may re-introduce similar legislation in the new Congress or introduce other legislation that could affect our status under the PFIC rules. No prediction can be made as to what effect, if any, any new guidance or legislation would have on an investor that is subject to U.S. federal income taxation. As a result of these uncertainties in the present and future application of the PFIC rules to AHL and its subsidiaries, there can be no assurance that the IRS will not assert that AHL or any of its subsidiaries is a PFIC or that a court will not sustain such an assertion.

If AHL is characterized as a PFIC for a taxable year, a U.S. holder that receives an “excess distribution” on our Class A common shares or recognizes a gain on the disposition of our Class A common shares generally will determine its U.S. federal income tax on such amounts by (1) allocating the excess distribution or gain ratably to each day in the U.S. holder’s holding period for the Class A common shares, (2) including in gross income as ordinary income for the current year the amounts allocated to the current year or to years before AHL became a PFIC, and (3) increasing the current year’s tax by the “deferred tax amount,” which is determined by multiplying the amounts allocated to each of the other taxable years by the highest rate of tax in effect for such taxable year (for the applicable class of taxpayers) to calculate the increases in taxes for each prior year, calculating an interest charge (at the rate applicable to underpayments of U.S. federal income tax for the relevant period) for the deemed deferral of such taxes from each prior year to the current year, and combining such increases in taxes and interest charges. In addition, a U.S. holder would be treated as owning a proportionate amount of any shares AHL owns, directly or indirectly by application of certain attribution rules, in other PFICs (including ALRe or the German Group Companies, if they are PFICs) and would be subject to the PFIC rules on a separate basis with respect to its indirect interests in any such PFICs. In general, a U.S. person that owns shares in a PFIC is treated as receiving an “excess distribution” from the PFIC if the distributions received by the U.S. person with respect to such shares in a taxable year exceed 125% of the average annual distributions received by the U.S. person in the three preceding taxable years (or, if shorter, the U.S. person’s holding period for the shares).

If AHL is a PFIC, a U.S. holder may be able to mitigate the negative tax consequences described above if the U.S. holder makes a “qualified electing fund” election or “mark-to-market” election with respect to the Class A common shares. However, such an election may itself have negative tax consequences to a U.S. holder. Further, we do not expect to provide the information necessary for U.S. holders to make “qualified electing fund” elections, and a “mark-to-market” election may not mitigate any negative tax consequences with respect to PFICs directly or indirectly owned by AHL. U.S. holders should consult with their tax advisers regarding the availability and advisability of such elections (including a retroactive qualified electing fund election). As described above, if AHL were a PFIC for any taxable year and any of its non-U.S. subsidiaries were also a PFIC, a U.S. holder of Class A common shares would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. A U.S. holder would not be able to make a mark-to-market election with respect to stock of any lower-tier PFIC. In addition, a U.S. holder may be required to comply with other reporting requirements, regardless of the number of shares held, and whether or not a “qualified electing fund” or “mark-to-market” election is made.

U.S. holders are urged to consult their own tax advisers about the application of the PFIC rules, the advisability and availability of any elections (including a retroactive qualified electing fund election), and the additional reporting requirements described above.

Foreign Tax Credits

In the event that U.S. persons own (directly, indirectly through non-U.S. entities or constructively) 50% or more of the total combined voting power of all classes of our voting common shares or 50% or more of the total value of AHL’s common shares, only a portion of the current income inclusions, if any, under the CFC, RPII and PFIC provisions and of any dividends paid by AHL (including any gain from the sale or other taxable disposition of common shares that is treated as a dividend under Code Section 1248) will be treated as non-U.S. source income for purposes of computing a U.S. holder’s U.S. foreign tax credit limitation. It is likely that the “subpart F income,” RPII and dividends that are non-U.S. source income will constitute passive category income for foreign tax credit limitation purposes. Thus, shareholders might not be able to utilize any excess foreign tax credits from other sources to reduce U.S. tax on such income.

Net Investment Income Tax

A 3.8% tax is imposed on all or a portion of the net investment income of certain individuals with modified adjusted gross income of over $200,000 ($250,000 in the case of joint filers) and the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” will include a U.S. holder’s share of dividends and gain on the sale or other taxable disposition of Class A common shares. Unless a U.S. holder elects otherwise or holds Class A common shares in connection with certain trades or businesses, the CFC and PFIC provisions generally will not apply for purposes of determining a U.S. holder’s net investment income.

Reporting Requirements for U.S. Holders

Form 926—A U.S. holder who transfers cash to AHL in exchange for Class A common shares may be required to file Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) with the IRS if (1) immediately after the transfer, such U.S. holder holds, directly or indirectly, at least 10% of the total voting power or the total value of AHL, or (2) the amount of cash transferred by such U.S. holder (or certain related persons) during the 12-month period ending on the date of the transfer exceeds $100,000.

Form 5471—A U.S. holder who is a 10% U.S. Shareholder or RPII Shareholder of AHL, ALRe or a German Group Company will be required to file Form 5471 (Information Return of U.S. Persons with Respect to Certain Foreign Corporations) with the IRS for one or more taxable years with respect to AHL, ALRe or such German Group Company, as applicable. This information return requires certain disclosures concerning the filing shareholder, other 10% U.S. Shareholders and AHL, ALRe or such German Group Company, as applicable.

Form 8621—A U.S. person that is a shareholder of a PFIC is required to file Form 8621 (Information Return by a Shareholder of a PFIC or Qualified Electing Fund) with the IRS. If AHL is a PFIC in any year, U.S. holders may be required to file Forms 8621 with the IRS with respect to AHL and any PFICs owned by AHL, directly or indirectly by application of certain attribution rules.

Form 8938—U.S. holders who are individuals may be required to file Form 8938 (Statement of Specified Foreign Financial Assets) with the IRS. A U.S. holder that is formed or availed of for purposes of holding, directly or indirectly, specified foreign financial assets may also be required to file this form.

Potential investors are urged to consult their tax advisers for advice regarding reporting on Forms 926, 5471, 8621 and 8938 and any other reporting requirements that may apply to their acquisition, ownership or disposition of our common shares. AHL is not obligated to provide U.S. holders with the information necessary to satisfy such reporting requirements. Failure to properly file such forms, if required, may result in the imposition of substantial penalties and an extension of the statute of limitations for the assessment of any U.S. federal income tax with respect to any tax return, event or period to which the information required to be reported on such forms relates.

Taxation of Non-U.S. Holders

For purposes of this discussion, you are a “Non-U.S. holder” if you are a beneficial owner of our Class A common shares, you are not a U.S. holder and you are not treated as a partnership for U.S. federal income tax purposes.

Distributions on Our Class A Common Shares

If AHL makes distributions on the Class A common shares, the distributions will be dividends for U.S. federal income tax purposes to the extent paid out of AHL’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Subject to the discussion below regarding FATCA, dividends on Class A common shares will not be subject to U.S. federal income tax unless the dividends are effectively connected with the Non-U.S. holder’s conduct of a U.S. trade or business (and, if an income tax treaty applies, the dividends are attributable to a U.S. permanent establishment or fixed base maintained by such Non-U.S. holder in the United States).

To the extent distributions exceed AHL’s current and accumulated earnings and profits, they will constitute a return of capital that will first reduce a Non-U.S. holder’s basis in the Class A common shares, but not below zero, and then will be treated as gain from the sale or exchange of the Class A common shares (discussed below).

Dispositions of Our Class A Common Shares

A Non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common shares unless (1) such gain is effectively connected with the Non-

U.S. holder’s conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a U.S. permanent establishment or fixed base maintained by such Non-U.S. holder in the United States) or (2) the Non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which such sale or other taxable disposition occurs and certain other conditions are met.

Gain described in clause (1) immediately above will be subject to U.S. federal income tax in the manner described below under “Effectively Connected Income.” During each taxable year, a Non-U.S. holder described in clause (2) immediately above will be subject to tax at a 30% rate (or such lower rate specified by an applicable income tax treaty) on the net gain derived from the sale or other taxable disposition, which may be offset by capital losses of the Non-U.S. holder during the taxable year allocated to U.S. sources.

Effectively Connected Income

Any dividend with respect to, or gain recognized upon the sale or other taxable disposition of, Class A common shares that is effectively connected with a trade or business carried on by a Non-U.S. holder within the United States (and, if an income tax treaty applies, is attributable to a permanent establishment or fixed base maintained by such Non-U.S. holder in the United States) will be subject to U.S. federal income tax, based on the Non-U.S. holder’s net effectively connected income, generally in the same manner as if the Non-U.S. holder were a U.S. person for U.S. federal income tax purposes. If a dividend or gain is effectively connected with a U.S. trade or business of a Non-U.S. holder that is a corporation for U.S. federal income tax purposes, such corporate Non-U.S. holder may also be subject to a “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), subject to certain adjustments. Non-U.S. holders should consult their tax advisers regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Information returns may be filed with the IRS in connection with distributions on Class A common shares and the proceeds from a sale or other disposition of Class A common shares unless a shareholder establishes an exemption. A U.S. holder that does not establish such an exemption may be subject to U.S. backup withholding tax on such payments if the shareholder fails to provide its taxpayer identification number on IRS Form W-9 or otherwise comply with the backup withholding rules. A Non-U.S. holder may be required to provide a certification on an applicable IRS Form W-8 to establish an exemption from such information reporting and backup withholding. The amount of any backup withholding from a payment to a U.S. holder or Non-U.S. holder will be allowed as a credit against the U.S. holder’s or Non-U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder or Non-U.S. holder to a refund provided that the required information is timely furnished to the IRS.

Proposed U.S. Tax Legislation

The tax treatment of non-U.S. companies and their U.S. and non-U.S. subsidiaries has been the subject of Congressional discussion and legislative proposals. Over the past several years, legislative proposals relating to the tax treatment of non-U.S. companies have been introduced in the past that could, if enacted, materially affect AHL. One legislative proposal would cause certain entities otherwise treated as non-U.S. corporations to be treated as U.S. corporations for U.S. federal income tax purposes if the “management and control” of such corporations occurs, directly or indirectly, primarily within the United States. Additionally, legislation has been introduced in a previous Congress that, if enacted, would have characterized a non-U.S. insurance company with insurance liabilities of 25% or less of such company’s assets as a PFIC unless it could qualify for a temporary exception based on both an asset test and a facts and circumstances test.

Both the U.S. Congress and President Trump’s administration have indicated a desire to reform the Code. Although the 2016 U.S. House of Representatives Blueprint, “A Better Way” and President Trump’s recently proposed tax reform plan do not align on all tax reform proposals, substantial proposed changes to the U.S. corporate tax regime include: reduction of the maximum corporate tax rate, repeal of the corporate alternative minimum tax, elimination of net operating loss carryback, immediate expensing of business assets, and elimination of a deduction for net interest expense as well as substantial changes to the international tax system including border tax adjustments, a destination based cash flow tax and moving to a territorial based tax system. A reduction in the corporate tax rate would have a positive impact on the earnings and cash flow of our U.S. companies, but it could also reduce the value of our deferred tax assets. Although it is not known at this time how border tax adjustments will (if enacted) be applied to insurers and reinsurers, it is possible that such adjustments will involve denying a deduction to U.S. insurance companies for reinsurance premium paid to a foreign reinsurer, which would materially increase our overall U.S. tax expense.

No prediction can be made as to whether proposed legislation will be enacted or, if enacted, what the specific provisions or the effective date of any such legislation would be, or whether it would have any effect on AHL. In addition, it is not yet known whether potential tax reform will include further changes impacting the current tax treatment of insurance companies under the Code. It is also possible that other legislative proposals could emerge in the future that could also have an adverse impact on AHL.

Possible Changes in U.S. Tax Law

The U.S. federal income tax laws and interpretations, including those regarding whether a company is engaged in a U.S. trade or business (or has a U.S. permanent establishment) or is a PFIC, or whether U.S. persons would be required to include in their gross income the “subpart F income” or RPII of a CFC, are subject to change, possibly on a retroactive basis. Proposed PFIC regulations have been issued, which will not be effective until adopted in final form. At this time it is unclear whether and how such regulations would affect the characterization of AHL and its subsidiaries. Furthermore, new regulations or pronouncements interpreting or clarifying the PFIC, RPII or other rules may be forthcoming. No prediction can be made as to what effect, if any, any new guidance would have on an investor that is subject to U.S. federal income taxation.

FATCA Withholding

The U.S. tax provisions commonly known as FATCA impose a 30% withholding tax on certain payments of U.S. source income and certain payments of proceeds from the sale or other disposition after December 31, 2018 of property of a type which can produce U.S. source interest or dividends, in each case to (1) a “foreign financial institution” (as defined in Section 1471(d)(4) of the Code and the U.S. Treasury regulations promulgated thereunder), unless the foreign financial institution enters into an agreement with the IRS to, among other things, collect and disclose to the IRS certain information regarding its U.S. accounts or meets an applicable exception, and (2) a “non-financial foreign entity” (as defined in Section 1472(d) of the Code and the U.S. Treasury regulations promulgated thereunder), unless the entity provides the payor with certain information regarding certain direct and indirect U.S. owners of the entity, certifies that it has no such U.S. owners or meets an applicable exception. The withholding tax also applies to certain “foreign passthru payments” made by foreign financial institutions after December 31, 2018. The IRS has issued regulations that provide for the phased implementation of the FATCA withholding requirements.

The U.S. government has signed intergovernmental agreements to facilitate the implementation of FATCA with the governments of Bermuda and Germany (the “Bermuda IGA” and “German IGA,” respectively). Under the Bermuda IGA and German IGA, Bermuda and German financial institutions (other than certain non-reporting financial institutions) are required to register with the IRS and comply with certain due diligence, reporting, withholding and other requirements in order to avoid the imposition of withholding under FATCA on payments made to them. AHL, ALRe and the German Group Companies intend to comply with the obligations imposed on them under FATCA, the Bermuda IGA and the German IGA to avoid withholding under FATCA on payments made to them.

AHL is a foreign financial institution for purposes of FATCA. To avoid any withholding under FATCA, AHL may be required to report the identity of, and certain other information regarding, certain U.S. persons that directly or indirectly own Class A common shares or exercise control over shareholders to counterparties or governmental authorities, including the IRS or Bermuda government. AHL may also be required to withhold on payments and/or take other actions with respect to holders of our common shares who do not provide AHL with certain information or documentation required to fully comply with FATCA. However, our shareholders who acquire Class A common shares issued in this offering are not expected to be subject to such requirements pursuant to an exception for equity interests that are regularly traded on an established securities market, provided that the shareholder (and any intermediaries through which the shareholder holds its shares) is not a foreign financial institution that is treated as a “nonparticipating FFI” under FATCA. However, because the scope of such exception is not entirely clear and its availability will depend upon future trading activity with respect to the Class A common shares, no assurance can be provided in this regard. AHL may become subject to withholding tax or penalties if AHL is unable to comply with FATCA.

If AHL is treated as engaged in a U.S. trade or business in any taxable year, all or a portion of the dividends on Class A common shares may be treated as U.S. source income and may be subject to withholding and information reporting under FATCA unless a shareholder (and any intermediaries through which a shareholder holds its shares) establishes an exemption from such withholding and information reporting. In addition, any gross proceeds from the sale or other disposition of Class A common shares after December 31, 2018 might also be subject to withholding and information reporting under FATCA in such circumstances, absent an exemption. We currently intend to limit our U.S. activities so that AHL is not considered to be engaged in a U.S. trade or business. No definitive standards, however, are provided by the Code, U.S. Treasury regulations or court decisions regarding when a foreign corporation is engaged in the conduct of a U.S. trade or business. Because the law is unclear, and the determination is highly factual and must be made annually, there is no assurance that the IRS will not contend that AHL is engaged in a U.S. trade or business.

UNDERWRITING

Goldman Sachs & Co. LLC, Barclays Capital Inc., Citigroup Global Markets Inc. and Wells Fargo Securities, LLC are acting as book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase and the selling shareholders have severally agreed to sell to that underwriter, the number of Class A common shares set forth opposite the underwriter’s name.

Underwriter	Number of Class A common shares
Goldman Sachs & Co. LLC
Barclays Capital Inc.
Citigroup Global Markets Inc.
Wells Fargo Securities, LLC
BMO Capital Markets Corp.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
Evercore Group L.L.C.
Keefe, Bruyette & Woods, Inc.
Sandler O’Neill & Partners, L.P.
SunTrust Robinson Humphrey, Inc.
UBS Securities LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the Class A common shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Class A common shares (other than those covered by the underwriters’ option to purchase additional shares described below) if it purchases any of the Class A common shares.

Class A common shares sold by the underwriters to the public will initially be offered at the initial price to the public set forth on the cover of this prospectus. Any Class A common shares sold by the underwriters to securities dealers may be sold at a discount from the initial price to the public not to exceed $             per share. After the offering of the Class A common shares, the initial price to the public and the other selling terms may be subject to change. If all the Class A common shares are not sold at the initial price to the public, the underwriters may change the offering price and the other selling terms. The representatives have advised us and the selling shareholders that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more Class A common shares than the total number set forth in the table above, the selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 2,430,000 additional shares at the initial price to the public set forth on the cover of this prospectus less the underwriting discount. To the extent the option is exercised, the underwriters must purchase a number of additional Class A common shares approximately proportionate to the underwriters’ initial purchase commitment. Any Class A common shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We have agreed that, for a period from the date of this prospectus through and including July 20, 2017, we will not, without the prior written consent of Goldman Sachs & Co. LLC, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, or enter into any swap or other agreement that transfers any of the economic consequences of ownership of, or file a registration statement with the SEC relating to, any Class A common shares or any securities convertible into or exchangeable for our Class A common shares, subject to customary exceptions, including, among others (1) transfers pursuant to employee stock option plans existing on the date of this prospectus and (2) the issuance of securities in connection with acquisitions, provided that the aggregate number of securities issued does not exceed 10% of the aggregate number of our common shares outstanding immediately following the completion of this offering, and provided further that the recipient of the securities enters into a lock-up agreement for the remainder of the period through and including July 20, 2017. We have further agreed with the underwriters, subject to certain exceptions, that we will not waive the lock-up restrictions in the Registration Rights Agreement during the period from the date of this prospectus through and including July 20, 2017, except with the prior written consent of Goldman Sachs & Co. LLC.

The selling shareholders, our executive officers and directors and Apollo and its affiliates, including certain Apollo managed accounts that are participating as selling shareholders in this offering, (other than AAA unitholders receiving Athene common shares as part of the conditional distribution from AAA) have agreed that, for a period from the date of this prospectus through and including July 20, 2017, they will not, without the prior written consent of Goldman Sachs & Co. LLC, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, or engage in any hedging or other transaction with respect to, any Class A common shares or any securities convertible into or exchangeable for our Class A common shares, subject to customary exceptions, including, among others, share pledges in existence on the date of this prospectus (and any related refinancing thereof) and any foreclosures related thereto. Goldman Sachs & Co. LLC in its sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice with respect to any release under the IPO Lock-Ups or the lock-ups relating to this offering.

In addition, as parties to the Registration Rights Agreement, our directors, executive officers and pre-IPO shareholders are subject to standstill provisions that provide that they may not sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of, any Class A common shares now existing or issued in exchange for other capital stock without our consent for a period of no less than 225 days from the effective date of our IPO registration statement, which was December 8, 2016, subject to certain exceptions. See “Shares Eligible for Future Sale—Lock-Up Agreements.” These Registration Rights Agreement lock-up restrictions are subject to waiver by our board of directors and our board of directors has agreed to waive these restrictions with respect to the shares being sold by those shareholders selling in this offering.

We are listed on the NYSE under the symbol “ATH.”

The following table shows the underwriting discounts and commissions that the selling shareholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by Selling Shareholders
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

The total expenses of this offering paid or payable by us will be approximately $             (excluding underwriting discounts and commissions), which includes an amount not to exceed $             that we have agreed to reimburse the underwriters for fees of counsel related to FINRA and blue sky matters incurred by them in connection with this offering. The underwriters have agreed to reimburse us for certain out-of-pocket expenses in connection with the offering.

In connection with the offering, the underwriters may purchase and sell Class A common shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ option to purchase additional Class A common shares, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of Class A common shares than it is required to purchase in the offering.

•	“Covered” short sales are sales of Class A common shares in an amount up to the number of Class A common shares represented by the underwriters’ option to purchase additional shares.

•	“Naked” short sales are sales of Class A common shares in an amount in excess of the number of Class A common shares represented by the underwriters’ option to purchase additional shares.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ option to purchase additional shares or in the open market in order to cover short positions.

•	To close a naked short position, the underwriters must purchase Class A common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	To close a covered short position, the underwriters must purchase Class A common shares in the open market or must exercise the option to purchase additional shares. In determining the source of the Class A common shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the underwriters’ option to purchase additional shares.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own account, may have the effect of preventing or retarding a decline in the market price of the Class A common shares. They may also cause the price of the Class A common shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE, in the over-the-counter (“OTC”) market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Other Relationships

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, insurance and reinsurance related brokering, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for Athene and Apollo from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for Athene and Apollo in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. Merrill Lynch, Pierce, Fenner & Smith Incorporated has provided services to Athene, for which it expects to receive customary fees, in connection with the AGER Equity Offering. See “Business—Products—German Products—AGER Equity Offering” in our Annual Report and “Note 15—Subsequent Events” in the unaudited condensed consolidated financial statements and notes thereto in our Quarterly Report. In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own accounts and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of Athene and Apollo or their affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. In addition, Mr. Wheeler, who is a member of our board of directors, also serves on the board of directors of Evercore Partners Inc., which is affiliated with one of the underwriters of this offering.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the Class A common shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Class A common shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Residents of Bermuda

To the extent that the Class A common shares are offered and sold in or from Bermuda, such offer or sale will be made in accordance with the Investment Business Act 2003 of Bermuda.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU) and includes any relevant implementing measure in the relevant member state.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, each such person being referred to as a “relevant person.” This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Switzerland

This document as well as any other material relating to the shares of our common stock that are the subject of the offering contemplated by this prospectus do not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations. Our common stock will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to our common stock, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. Our common stock is being offered in Switzerland by way of a private placement, that is, to a small number of selected investors only, without any public offer and only to investors who do not purchase shares of our common stock with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document as well as any other material relating to our common stock is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

LEGAL MATTERS

The validity of the Class A common shares offered hereby will be passed upon for us by Conyers Dill & Pearman Limited, Hamilton, Bermuda. Certain other legal matters relating to this offering will be passed upon for us by Sidley Austin LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Certain partners of Sidley Austin LLP own Class A common shares representing less than 1% of our outstanding common shares as of June 5, 2017.

EXPERTS

The consolidated financial statements as of December 31, 2016 and December 31, 2015 and for each of the two years in the year ended December 31, 2016 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2016 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP (“PwC U.S.”), an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

In its annual PCAOB Rule 3526 communication to our audit committee for the fiscal year ended December 31, 2015, PwC U.S. disclosed two transactions that may reasonably be thought to bear on PwC U.S.’s independence: first, a private placement note issued by PwC U.S. in 1999 and held by Aviva USA, in the amount of $7 million; and second, a sale-leaseback transaction in 2011 in which PwC U.S. sold a data center to a third party real estate investment trust, which, in turn, financed the transaction with a $55 million securitized note from Aviva USA. The securitized note was secured by the underlying property as well as lease payments from PwC U.S., which had leased the data center for 20 years. We inherited both notes when we acquired Aviva USA in 2013. The $7 million note matured and was paid in accordance with its terms in October 2014. The securitized note was approximately $51 million prior to its sale in the first quarter of 2017.

After evaluating these disclosures and discussing the transactions with PwC U.S., management and our audit committee concluded that PwC U.S.’s objectivity and impartiality have not been impaired.

The consolidated financial statements for the year ended December 31, 2014 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2016 have been so incorporated in reliance on the report of PricewaterhouseCoopers Ltd., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

We have filed with the SEC a registration statement on Form S-1 with respect to the Class A common shares being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our Class A common shares being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The registration statement, reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we file electronically with the SEC.

We are subject to the reporting and information requirements of the Exchange Act and as a result, are required to file periodic and current reports, proxy statements and other information with the SEC. Our reports and other information filed with or furnished to the SEC are available, free of charge, through our website at www.athene.com. Information contained on our website or connected thereto does not constitute a part of, and is not incorporated by reference into, this prospectus. Additionally, these periodic reports, proxy statements and other information are available for inspection and copying at the public reference room and website of the SEC referred to above.

We are incorporating by reference into this prospectus information that we have previously filed with the SEC. This means that we can disclose important information to you by referring you to the documents containing that information and that such information will be regarded as an important part of this prospectus. As described in “Risk Factors—We previously identified material weaknesses in our internal control over financial reporting. If we fail to maintain effective internal control over financial reporting, we may not be able to accurately report our consolidated financial results”, we will revise our quarterly financial statements for the three months ended March 31, 2017 and March 31, 2016 and our annual financial statements for the periods ended December 31, 2016, 2015 and 2014 that were previously filed for adjustments that are immaterial to all of these periods and expect to file these revised financial statements by not later than the end of the second quarter of 2017.

We are incorporating by reference the information contained in the documents listed below (other than information that is deemed not to be filed):

•	Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 16, 2017;

•	Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed with the SEC on May 11, 2017;

•	Current Reports on Form 8-K filed with the SEC on March 1, 2017, March 17, 2017, March 21, 2017, April 3, 2017, April 14, 2017, May 18, 2017 and May 22, 2017; and

•	Definitive Proxy Statement on Schedule 14A filed with the SEC on April 20, 2017.

Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC pursuant to Item 2.02 or 7.01 of Form 8-K.

You may request a copy of any of these filings, at no cost, by writing or calling us at the following phone number or postal address:

Investor Relations Athene Holding Ltd. 96 Pitts Bay Road Pembroke, HM08, Bermuda (441) 279-8527

16,200,000 Shares

Class A Common Shares

PROSPECTUS

Goldman Sachs & Co. LLC

Barclays

Citigroup

Wells Fargo Securities

BofA Merrill Lynch

BMO Capital Markets

Credit Suisse

Deutsche Bank Securities

J.P. Morgan

Morgan Stanley

RBC Capital Markets

Evercore ISI

Keefe, Bruyette & Woods

                                      A Stifel Company

Sandler O’Neill + Partners, L.P.

SunTrust Robinson Humphrey

UBS Investment Bank

                     , 2017

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discount, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee, the FINRA filing fee and the NYSE listing fee. All the expenses below will be paid by us.

Amount to be paid
SEC registration fee	$110,685
FINRA filing fee	$143,750
NYSE listing fee	$120,000
Legal fees and expenses	$500,000
Accounting fees and expenses	$300,000
Printing and engraving expenses	$300,000
Blue sky fees and expenses	$15,000
Transfer agent and registrar fees	$150,000
Miscellaneous fees and expenses	$158,815

Total	$1,798,250

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

Our bye-laws provide that our directors will not be liable for monetary damages for breach of fiduciary duty.

Our bye-laws provide that we will indemnify our directors and officers. Our bye-laws provide for the indemnification of officers and directors acting on our behalf if the director or officer acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful. Our directors and officers will not be indemnified by us if they seek indemnification from us for any acts or omissions in their capacity as directors or officers of AAM.

We have entered into indemnification agreements with each of our executive officers and directors, in addition to the indemnification provided for in our charter documents, and we intend to enter into indemnification agreements with any new directors and executive officers in the future. The indemnification agreements provide that we will indemnify our directors and officers or any person appointed to any committee by the board of directors acting in their capacity as such for any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to us other than in respect of such person’s own bad faith, fraud or dishonesty. However, we are required to indemnify our directors and officers in any proceeding in which they are successful. The indemnification agreements are limited to those payments that are lawful under Bermuda law.

We will purchase and intend to maintain insurance on behalf of us and any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

The Underwriting Agreement filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15.	Recent Sales of Unregistered Securities

During the three years preceding the date of this filing, we issued the following unregistered equity instruments to our employees and employees of Athene Asset Management, L.P. (“AAM”) in connection with our equity and long-term incentive plans: 260,846 Class A common shares, 5,722,683 Class M-4 and M-4 Prime common shares, 524,959 restricted stock units (“RSUs”) and 470,644 options.

During the three years preceding the date of this filing, we issued 3,065,461 unregistered Class A common shares upon the conversion of equity instruments initially issued to our employees and employees of AAM in connection with our equity and long-term incentive plans.

During the three years preceding the date of this filing, we issued 162,207 unregistered Class A common shares to members of our board of directors as compensation for their board service.

On April 4, 2014, April 21, 2014 and April 2, 2015, we entered into subscription agreements with third-party institutional investors as well as individuals who are employed by, or are directors of, Athene Holding Ltd. (“AHL”), its subsidiaries, or AAM, a subsidiary of Apollo, for aggregate primary equity commitments of approximately $1.4 billion for approximately 43.5 million Class A common shares and approximately 8.7 million Class B common shares of AHL. The capital commitments were subsequently settled and as of January 31, 2016, there are no equity commitments outstanding.

On April 21, 2014, we also issued and sold to certain of our employees, directors and affiliates, approximately 3.7 million fully-paid Class A common shares for approximately $49.7 million.

Throughout 2015 and 2016, we also issued and sold to certain of our employees fully-paid Class A common shares as follows: (1) on September 28, 2015, 359,325 shares for approximately $10 million, (2) on October 15, 2015, 17,965 shares for approximately $500,000, (3) on November 9, 2015, 65,000 shares for approximately $1.8 million, (4) on November 24, 2015, 300 shares for approximately $10,000, (5) on February 19, 2016, approximately 23,000 shares for approximately $650,000 and (6) on August 16, 2016, 4,120 shares for approximately $150,000.

On March 27, 2015, we issued and sold 583,268 Class M-4 common shares and RSUs to AAM for approximately $1.3 million.

Throughout 2014 and on April 2, 2015, we issued and sold an aggregate of 13,738,736 Class B common shares to Apollo in settlement of the Transaction Advisory Services Agreement.

On March 14, 2016, we issued and sold an aggregate of 20,750 Class M-4 Prime common shares and 2,500 Class M-4 Prime RSUs to AAM for approximately $0.2 million.

No underwriters were involved in the foregoing sales of securities.

The sales and issuances described above were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Rule 506 promulgated under the Securities Act and in Section 4(a)(2) of the Securities Act, based on the following: (1) the investors confirmed to us that they were either “accredited investors,” as defined in Rule 501 of Regulation D promulgated under the Securities Act or had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (2) the investors acknowledged that all securities being purchased were “restricted securities” for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (3) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

Item 16.	Exhibits Index

(a)	Exhibits.

The exhibit index attached hereto is incorporated herein by reference.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby further undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Pembroke, Bermuda, on the 5th day of June, 2017.

ATHENE HOLDING LTD.

By:	/s/ Martin P. Klein

Martin P. Klein Chief Financial Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated below as of June 5, 2017:

Signature	Title	Date

/s/ *	Chairman and Chief Executive Officer (Principal Executive Officer)	June 5, 2017
James R. Belardi

/s/ Martin P. Klein	Chief Financial Officer (Principal Financial Officer)	June 5, 2017
Martin P. Klein

/s/ *	Controller (Principal Accounting Officer)	June 5, 2017
William Eckert

/s/ *	Director	June 5, 2017
Marc Beilinson

/s/ *	Director	June 5, 2017
Robert Borden

/s/ *	Director	June 5, 2017
Brian Leach

	Director	June 5, 2017
Gernot Lohr

	Director	June 5, 2017
H. Carl McCall

	Director	June 5, 2017
Matthew R. Michelini

	Director	June 5, 2017
Dr. Manfred Puffer

	Director	June 5, 2017
Marc Rowan

Signature	Title	Date

/s/ *	Director	June 5, 2017
Lawrence J. Ruisi

/s/ *	Director	June 5, 2017
Hope Schefler Taitz

/s/ *	Director	June 5, 2017
Arthur Wrubel

*By:	/s/ Martin P. Klein

Martin P. Klein
Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement(1)
2.1	Share Purchase and Transfer Agreement, dated as of January 14, 2015, among Delta Lloyd N.V., Blitz 14-164 GmbH and Athene Holding Ltd. (incorporated by reference to Exhibit 2.1 to the Form S-1 filed on October 25, 2016).
3.1	Certificate of Incorporation of Athene Holding Ltd. (incorporated by reference to Exhibit 3.1 to the Form S-1 filed on May 9, 2016).
3.2	Memorandum of Association of Athene Holding Ltd. (incorporated by reference to Exhibit 3.2 to the Form S-1 filed on May 9, 2016).
3.2.1	Form of Certificate of Deposit of Memorandum of Increase of Share Capital (incorporated by reference to Exhibit 3.2.1 to the Form S-1 filed on November 10, 2016).
3.3	Ninth Amended and Restated Bye-laws of Athene Holding Ltd., dated as of November 14, 2016 (incorporated by reference to Exhibit 3.3 to the Form S-1 filed on November 21, 2016).
4.1	Form of Athene Holding Ltd. Class A common share certificate (incorporated by reference to Exhibit 4.1 to the Form S-1 filed on November 10, 2016).
4.2	Third Amended and Restated Registration Rights Agreement, dated as of April 4, 2014, among Athene Holding Ltd. and the shareholders party thereto (incorporated by reference to Exhibit 4.2 to the Form S-1 filed on October 25, 2016).
4.3	First Amendment to Third Amended and Restated Registration Rights Agreement, dated as of October 6, 2015, among Athene Holding Ltd. and the shareholders party thereto (incorporated by reference to Exhibit 4.3 to the Form S-1 filed on October 25, 2016).
4.4	Second Amendment to Third Amended and Restated Registration Rights Agreement, dated as of November 22, 2016, among Athene Holding Ltd. and the shareholders party thereto (incorporated by reference to Exhibit 4.4 to the Form 10-K filed on March 16, 2017).
5.1	Opinion of Conyers Dill & Pearman Limited(1)
8.1	Opinion of Sidley Austin LLP(1)
10.1	Commitment Letter, dated as of February 26, 2016, from Athene USA Corporation to Apollo Commercial Real Estate Finance, Inc. (incorporated by reference to Exhibit 10.1 to the Form S-1 filed on October 25, 2016).
10.2	Asset Purchase and Sale Agreement, dated as of February 26, 2016, among Athene Annuity and Life Company, Athene Annuity & Life Assurance Company and Apollo Commercial Real Estate Finance, Inc. (incorporated by reference to Exhibit 10.2 to the Form S-1 filed on October 25, 2016).
10.3	Stock Purchase Agreement, dated as of February 26, 2016, between Athene USA Corporation and Apollo Commercial Real Estate Finance, Inc. (incorporated by reference to Exhibit 10.3 to the Form S-1 filed on October 25, 2016).
10.4.1	Shared Services and Cost Sharing Agreement, dated as of October 2, 2013, among Athene Holding Ltd., Athene USA Corporation, Athene Life Re Ltd., Athene Annuity & Life Assurance Company, Athene Life Insurance Company, Investors Insurance Corporation, Aviva Life and Annuity Company (now known as Athene Annuity and Life Company), Structured Annuity Reinsurance Company, Aviva Re USA IV, Inc. (now known as Athene Re USA IV, Inc.) and Athene Asset Management LLC (incorporated by reference to Exhibit 10.4.1 to the Form S-1 filed on October 25, 2016).
10.4.2	Amendment One to Shared Services and Cost Sharing Agreement, effective as of October 2, 2013, among Athene Holding Ltd., Athene USA Corporation, Athene Life Re Ltd., Athene Annuity & Life Assurance Company, Athene Life Insurance Company, Athene Annuity & Life Assurance Company (as successor by merger of Investors Insurance Corporation), Aviva Life and Annuity Company (now known as Athene Annuity and Life Company), Structured Annuity Reinsurance Company, Aviva Re USA IV, Inc. (now known as Athene Re USA IV, Inc.) and Athene Asset Management LLC (incorporated by reference to Exhibit 10.4.2 to the Form S-1 filed on October 25, 2016).

Exhibit No.	Description
10.4.3	Shared Services and Cost Sharing Agreement, dated as of October 2, 2013, among Athene Holding Ltd., Athene USA Corporation, Athene Life Re Ltd., Athene Annuity & Life Assurance Company, Aviva Life and Annuity Company (now known as Athene Annuity and Life Company), Athene Asset Management LLC, Presidential Life Insurance Company (now known as Athene Annuity & Life Assurance Company of New York) and Aviva Life and Annuity Company of New York (now known as Athene Life Insurance Company of New York) (incorporated by reference to Exhibit 10.4.3 to the Form S-1 filed on October 25, 2016).
10.4.4	Amendment One to Shared Services and Cost Sharing Agreement, effective as of October 2, 2013, among Athene Holding Ltd., Athene USA Corporation, Athene Life Re Ltd., Athene Annuity & Life Assurance Company, Aviva Life and Annuity Company (now known as Athene Annuity and Life Company), Athene Asset Management LLC, Athene Annuity & Life Assurance Company of New York (formerly known as Presidential Life Insurance Company) and Aviva Life and Annuity Company of New York (now known as Athene Life Insurance Company of New York) (incorporated by reference to Exhibit 10.4.4 to the Form S-1 filed on October 25, 2016).
10.5	Credit Agreement, dated as of January 22, 2016, among Athene Holding Ltd., Athene Life Re Ltd. and Athene USA Corporation, as Borrowers, the lenders from time to time party thereto, and Citibank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.5 to the Form S-1 filed on October 25, 2016).
10.6	Guaranty, dated as of January 22, 2016, among Athene Holding Ltd., Athene Life Re Ltd. and Athene USA Corporation, as Guarantors, and Citibank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.6 to the Form S-1 filed on October 25, 2016).
10.7.1	Fourth Amended and Restated Fee Agreement, dated as of August 31, 2016, between Athene Asset Management, L.P. and Athene Holding Ltd. (incorporated by reference to Exhibit 10.7.1 to the Form S-1 filed on October 25, 2016).
10.7.2	Applicable 2016 Liability Fee Discount, effective as of September 30, 2016, between Athene Asset Management, L.P. and Athene Holding Ltd. (incorporated by reference to Exhibit 10.7.2 to the Form S-1 filed on October 25, 2016).
10.8	Services Agreement, dated as of March 1, 2016, among Apollo Asset Management Europe LLP, Apollo Management International LLP and Athene Deutschland Holding GmbH & Co. (incorporated by reference to Exhibit 10.8 to the Form S-1 filed on October 25, 2016).
10.9	Amended and Restated Coinsurance Agreement, dated as of July 31, 2015, between Athene Life Insurance Company of New York and First Allmerica Financial Life Insurance Company (regarding certain term and universal life policies) (incorporated by reference to Exhibit 10.9 to the Form S-1 filed on October 25, 2016).
10.10	Coinsurance and Assumption Agreement, dated as of October 1, 2013, between Aviva Life and Annuity Company (now known as Athene Annuity and Life Company) and Presidential Life Insurance Company – USA (now known as Accordia Life and Annuity Insurance Company) (incorporated by reference to Exhibit 10.10 to the Form S-1 filed on October 25, 2016).
10.11	Amended and Restated Coinsurance and Assumption Agreement, dated as of July 31, 2015, between Athene Life Insurance Company of New York and First Allmerica Financial Life Insurance Company (regarding certain policies described therein) (incorporated by reference to Exhibit 10.11 to the Form S-1 filed on October 25, 2016).
10.12	Amended and Restated Coinsurance Agreement, dated as of December 28, 2015, between Athene Annuity and Life Company and Accordia Life and Annuity Company (formerly known as Presidential Life Insurance Company – USA) (regarding the ILICO closed block) (incorporated by reference to Exhibit 10.12 to the Form S-1 filed on October 25, 2016).
10.13	Funds Withheld Coinsurance Agreement, dated as of October 1, 2013, between Aviva Life and Annuity Company of New York (now known as Athene Life Insurance Company of New York) and First Allmerica Financial Life Insurance Company (regarding certain term and universal life policies) (incorporated by reference to Exhibit 10.13 to the Form S-1 filed on October 25, 2016).
10.14	Coinsurance Agreement, dated as of April 29, 2011, between Liberty Life Insurance Company (now known as Athene Annuity & Life Assurance Company) and Protective Life Insurance Company (incorporated by reference to Exhibit 10.14 to the Form S-1 filed on October 25, 2016).

Exhibit No.	Description
10.15.1	Employment Agreement, dated as of February 27, 2013, between Athene Holding Ltd. and James R. Belardi (incorporated by reference to Exhibit 10.15.1 to the Form S-1 filed on October 25, 2016).
10.15.2	Employment Agreement, dated as of September 7, 2015, between Athene Holding Ltd. and William J. Wheeler (incorporated by reference to Exhibit 10.15.2 to the Form S-1 filed on October 25, 2016).
10.15.3	Employment Agreement, dated as of October 12, 2015, between Athene Holding Ltd. and Martin P. Klein (incorporated by reference to Exhibit 10.15.3 to the Form S-1 filed on October 25, 2016).
10.15.4	Employment Agreement, dated as of April 26, 2016, between Athene Holding Ltd. and Grant Kvalheim (incorporated by reference to Exhibit 10.15.4 to the Form S-1 filed on October 25, 2016).
10.16.1	Amended and Restated Athene Holding Ltd. 2009 Share Incentive Plan (incorporated by reference to Exhibit 10.16.1 to the Form S-1 filed on October 25, 2016).
10.16.2	Amended and Restated Athene Holding Ltd. 2012 Share Incentive Plan (incorporated by reference to Exhibit 10.16.2 to the Form S-1 filed on October 25, 2016).
10.16.3	Athene Holding Ltd. 2014 Share Incentive Plan (incorporated by reference to Exhibit 10.16.3 to the Form S-1 filed on October 25, 2016).
10.16.4	Amendment No. 1 to 2014 Share Incentive Plan (incorporated by reference to Exhibit 10.16.4 to the Form S-1 filed on October 25, 2016).
10.16.5	Athene Holding Ltd. 2016 Share Incentive Plan (incorporated by reference to Exhibit 10.16.5 to the Form S-1 filed on October 25, 2016).
10.17	Form of Amended and Restated Restricted Share Award Agreement (Class M-1 common shares) (incorporated by reference to Exhibit 10.17 to the Form S-1 filed on October 25, 2016).
10.18	Form of Amended and Restated Restricted Share Award Agreement (Class M-2 common shares) (incorporated by reference to Exhibit 10.18 to the Form S-1 filed on October 25, 2016).
10.19	Form of Amended and Restated Restricted Share Award Agreement (Class M-3 common shares) (incorporated by reference to Exhibit 10.19 to the Form S-1 filed on October 25, 2016).
10.20	Form of Amended and Restated Restricted Share Award Agreement (Class M-4 common shares) (incorporated by reference to Exhibit 10.20 to the Form S-1 filed on November 10, 2016).
10.21	Form of Amended and Restated Restricted Share Unit Award Agreement (similar to Class M-4 common shares) (incorporated by reference to Exhibit 10.21 to the Form S-1 filed on November 10, 2016).
10.22	Form of Amended and Restated Restricted Share Award Agreement (Class M-4 Prime common shares) (incorporated by reference to Exhibit 10.22 to the Form S-1 filed on November 10, 2016).
10.23	Form of Amended and Restated Restricted Share Unit Award Agreement (similar to Class M-4 Prime common shares) (incorporated by reference to Exhibit 10.23 to the Form S-1 filed on November 10, 2016).
10.24.1	Form of Amended and Restated Class A Share Award Agreement (Class A common shares issued at $13.46 per share) (incorporated by reference to Exhibit 10.24.1 to the Form S-1 filed on November 10, 2016).
10.24.2	Form of Amendment Letter to the Amended and Restated Class A Share Award Agreement (Class A common shares issued at $13.46 per share) (incorporated by reference to Exhibit 10.24.2 to the Form S-1 filed on November 10, 2016).
10.25.1	Form of Restricted Share Award Agreement (Class A common shares) (incorporated by reference to Exhibit 10.25.1 to the Form S-1 filed on November 10, 2016).
10.25.2	Form of Amendment Letter to the Restricted Share Award Agreement (Class A common shares) (incorporated by reference to Exhibit 10.25.2 to the Form S-1 filed on November 10, 2016).
10.26.1	Form of Class A Share Award Agreement (Class A common shares issued at fair market value) (incorporated by reference to Exhibit 10.26.1 to the Form S-1 filed on November 10, 2016).
10.26.2	Form of Amendment Letter to Class A Share Award Agreement (Class A common shares issued at fair market value) (incorporated by reference to Exhibit 10.26.2 to the Form S-1 filed on November 10, 2016).

Exhibit No.	Description
10.27	Form of Nonqualified Stock Option Award Notice and Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 2.1 to the Form S-1 filed on October 25, 2016).
10.28	Form of Restricted Share Unit Award Notice (Performance-Based Vesting) and Restricted Share Unit Award Agreement (incorporated by reference to Exhibit 2.1 to the Form S-1 filed on October 25, 2016).
10.29	Form of Restricted Share Unit Award Notice (Time-Based Vesting) and Restricted Share Unit Award Agreement (incorporated by reference to Exhibit 2.1 to the Form S-1 filed on October 25, 2016).
10.30	Form of Amended and Restated Restricted Share Award Agreement (2014 awards to certain non-employee directors) (incorporated by reference to Exhibit 10.30 to the Form S-1 filed on November 10, 2016).
10.31	Form of Restricted Share Award Agreement (2015 awards to certain non-employee directors) (incorporated by reference to Exhibit 10.31 to the Form S-1 filed on November 10, 2016).
10.32	Form of Director Retention Letter (incorporated by reference to Exhibit 10.32 to the Form S-1 filed on October 25, 2016).
10.33	Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.33 to the Form S-1 filed on October 25, 2016).
10.34	Separation Agreement and General Release, dated as of May 20, 2015, between Athene Holding Ltd. and Brenda Cushing (incorporated by reference to Exhibit 10.34 to the Form S-1 filed on October 25, 2016).
10.35	Separation Agreement and General Release, dated as of June 21, 2016, between Athene Holding Ltd. and Stephen E. Cernich (incorporated by reference to Exhibit 10.35 to the Form S-1 filed on October 25, 2016).
10.36	Letter Agreement, dated as of April 4, 2014, among Athene Holding Ltd., Apollo Global Management, LLC, Procific and AHL 2014 Investor, L.P. (incorporated by reference to Exhibit 10.36 to the Form S-1 filed on October 25, 2016).
10.37	Letter Agreement, dated as of December 4, 2012, among Athene Holding Ltd., Apollo Global Management, LLC and Procific (incorporated by reference to Exhibit 10.37 to the Form S-1 filed on October 25, 2016).
10.38.1	Purchase Agreement, dated as of December 31, 2015, between Athene Holding Ltd. and Athene Asset Management, L.P. (incorporated by reference to Exhibit 10.38.1 to the Form S-1 filed on October 25, 2016).
10.38.2	Purchase Agreement, dated as of December 31, 2014, between Athene Holding Ltd. and Athene Asset Management, L.P. (incorporated by reference to Exhibit 10.38.2 to the Form S-1 filed on October 25, 2016).
10.39.1	Amended and Restated Master Sub-Advisory Agreement, dated as of April 1, 2014, among Athene Asset Management L.P., Apollo Capital Management, L.P., Apollo Global Real Estate Management, L.P., ARM Manager LLC, Apollo Longevity, LLC and Apollo Emerging Markets, LLC (incorporated by reference to Exhibit 10.39.1 to the Form S-1 filed on October 25, 2016).
10.39.2	Master Sub-Advisory Agreement Addendum One, dated as of November 24, 2015, between Athene Asset Management L.P. and Apollo Emerging Markets, LLC (incorporated by reference to Exhibit 10.39.2 to the Form S-1 filed on October 25, 2016).
10.39.3	Second Amended and Restated Master Sub-Advisory Agreement, dated as of April 1, 2014, among Athene Asset Management L.P., Apollo Capital Management, L.P., Apollo Global Real Estate Management, L.P., ARM Manager LLC, Apollo Longevity, LLC, Apollo Royalties Management, LLC and Apollo Emerging Markets, LLC (incorporated by reference to Exhibit 10.39.3 to the Form S-1 filed on October 25, 2016).
10.39.4	Master Sub-Advisory Agreement Addendum One, dated as of November 24, 2015, between Athene Asset Management L.P. and Apollo Emerging Markets, LLC (incorporated by reference to Exhibit 10.39.4 to the Form S-1 filed on October 25, 2016).
10.39.5	Second Amended and Restated Master Sub-Advisory Agreement, dated as of January 1, 2015, among Athene Asset Management L.P., Apollo Capital Management, L.P., Apollo Global Real Estate Management, L.P., ARM Manager LLC and Apollo Longevity, LLC (incorporated by reference to Exhibit 10.39.5 to the Form S-1 filed on October 25, 2016).

Exhibit No.	Description
10.40	Separation Agreement and General Release, dated as of December 19, 2016, between Athene Holding Ltd. and Guy Smith III (incorporated by reference to Exhibit 10.40 to the Form 10-K filed on March 16, 2017).
10.41	Subscription Agreement, dated as of April 14, 2017, between AGER Bermuda Holding Ltd. and Apollo Principal Holdings IX, L.P. (incorporated by reference to Exhibit 10.1 to the Form 10-Q filed on May 11, 2017).
10.42	Subscription Agreement, dated as of April 14, 2017, between AGER Bermuda Holding Ltd. and Palmetto Athene Holdings (Cayman), L.P. (incorporated by reference to Exhibit 10.2 to the Form 10-Q filed on May 11, 2017).
10.43	Side Letter, dated as of April 14, 2017, between AGER Bermuda Holding Ltd. and Palmetto Athene Holdings (Cayman), L.P. (incorporated by reference to Exhibit 10.3 to the Form 10-Q filed on May 11, 2017).
10.44	Subscription Agreement, dated as of April 14, 2017, between AGER Bermuda Holding Ltd. and Apollo/Cavenham European Managed Account II, L.P. (incorporated by reference to Exhibit 10.4 to the Form 10-Q filed on May 11, 2017).
10.45	Voting Consent Letter, dated as of April 14, 2017, by Apollo Palmetto Athene Partnership, L.P. to Apollo Management Holdings, L.P. (incorporated by reference to Exhibit 10.5 to the Form 10-Q filed on May 11, 2017).
10.46	Voting Consent Letter, dated as of April 14, 2017, by Cavenham Diversifier to Apollo Management Holdings, L.P. (incorporated by reference to Exhibit 10.6 to the Form 10-Q filed on May 11, 2017).
10.47	Subscription Agreement, dated as of April 14, 2017, between AGER Bermuda Holding Ltd. and Procific (incorporated by reference to Exhibit 10.7 to the Form 10-Q filed on May 11, 2017).
10.48	Side Letter, dated as of April 14, 2017, between AGER Bermuda Holding Ltd. and Procific (incorporated by reference to Exhibit 10.8 to the Form 10-Q filed on May 11, 2017).
10.49	Side Letter, dated as of April 14, 2017, among Apollo Principal Holdings IX, L.P., Athene Holding Ltd. and Procific (incorporated by reference to Exhibit 10.9 to the Form 10-Q filed on May 11, 2017).
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Form 10-K filed on March 16, 2017).
23.1.1	Consent of Conyers Dill & Pearman Limited (included in the opinion filed as Exhibit 5.1 hereto).
23.1.2	Consent of Sidley Austin LLP (included in the opinion filed as Exhibit 8.1 hereto).
23.2.1	Consent of PricewaterhouseCoopers LLP regarding Athene Holding Ltd. financial statements.
23.2.2	Consent of PricewaterhouseCoopers Ltd. regarding Athene Holding Ltd. financial statements.
24.1	Power of Attorney(1)
99.1	Form F-N(1)

(1)	Previously filed on May 22, 2017 as an exhibit to the Form S-1.